Exhibit 99.1

TABLE OF CONTENTS

Notice of Meeting	Page 3
General Information	Page 4
General Voting Information	Page 6
Beneficial Shareholder Voting	Page 8
Registered Shareholder Voting	Page 9
Business of Meeting	Page 11
Director Biographies	Page 14
Director Compensation	Page 20
Additional Information	Page 23
Human Resources & Compensation Committee Report	Page 24
Letter to Shareholders	Page 27
Compensation Discussion and Analysis	Page 30
Termination and Change of Control Benefits	Page 66
Shareholder Engagement	Page 70
Governance Practices	Page 72
Audit Committee	Page 86
Human Resources & Compensation Committee	Page 87
Governance Committee	Page 89
Sustainability Committee	Page 90
Schedule “A” – Key Policy Descriptions	Page 92
Schedule “B” – Description of Goldcorp’s Equity Incentive Plans	Page 94
Schedule “C” – Terms of Reference for the Board of Directors	Page 101
Schedule “D” – Forward Looking Statement Advisory	Page 106

NOTICE OF MEETING

Annual General and Special Meeting of the Shareholders of Goldcorp

Date:	April 25, 2018

Time:	3:00 p.m. (Vancouver Time)

Place:	Cassels Brock & Blackwell LLP, Suite 2200 HSBC Building, 885 West Georgia Street, Vancouver, British Columbia V6C 3E8

The business of the meeting is to:

1.	Receive the audited annual consolidated financial statements for 2017

2.	Elect directors for the coming year

3.	Appoint Deloitte LLP, Independent Registered Public Accounting Firm as auditors and authorize the directors to fix their remuneration

4.	Consider a non-binding advisory resolution on our approach to executive compensation

5.	Transact any other business

You have a right to vote if you were a Goldcorp shareholder on March 12, 2018, our “record date”. Find out how to vote starting on page 6 of the accompanying disclosure document (called a “circular”). You can also read more about us in the circular.

The Board of Directors (“Board”) has, by resolution, fixed 3:00 p.m. (Vancouver Time) on April 23, 2018, or no later than 48 hours before the time of any adjourned or postponed meeting (excluding Saturdays, Sundays and holidays), as the time before which proxies to be used or acted upon at the meeting or any adjournment or postponement thereof shall be deposited with our transfer agent. The time limit for the deposit of proxies may be waived or extended by the chair of the meeting at their discretion, without notice.

By order of the Board of Directors,

“Ian W. Telfer”

Chairman of the Board

GENERAL INFORMATION

Goldcorp

We use “we”, “us”, “our” and “Goldcorp” to refer to Goldcorp Inc. in this document.

Date of Information

Information is as of March 12, 2018, unless we note otherwise.

Currency and Exchange Rate

Canadian dollars are reported as C$ and United States (US) dollars are reported as US$. For amounts converted to Canadian dollars (C$), we used the average rate of C$1.00 = US$0.77, unless noted otherwise. This is the Bank of Canada average annual exchange rate for the year ended December 31, 2017.

Common Shares Outstanding

Our common shares are traded on the Toronto Stock Exchange (“TSX”) under the symbol G and on the New York Stock Exchange (“NYSE”) under the symbol GG. There were 868,872,236 common shares of Goldcorp outstanding at the close of business on March 12, 2018.

Owners of 10% or More of Our Common Shares

To the knowledge of our directors and executive officers, no person or company owns or controls 10% or more of our common shares.

Interests in Meeting Business and Material Transactions

Since January 1, 2017, none of Goldcorp, our directors, director nominees and executive officers, or anyone associated or affiliated with any of them, has a material interest in any item of business at the meeting. A material interest is one that could reasonably interfere with the ability to make independent decisions.

No informed person of Goldcorp, or any proposed director or anyone associated or affiliated with any of them, has or had a direct or indirect material interest in any transaction since the beginning of Goldcorp’s most recently completed financial year or in any proposed transaction which has materially affected or would materially affect Goldcorp, or any of its subsidiaries or affiliates.

Mailing of Circular

This circular will be mailed on or around March 16, 2018 to each of our shareholders of record on March 12, 2018 who have previously requested paper copies of our disclosure documents. All other shareholders will only receive a notice with information on how to view the meeting materials electronically. See “Notice and Access” below.

We give meeting materials to brokers, intermediaries, custodians, nominees and fiduciaries and request the materials be sent to beneficial shareholders promptly. We will pay for the distribution of the meeting materials by clearing agencies and intermediaries to objecting beneficial shareholders.

Electronic Delivery

Shareholders can choose to receive meeting materials electronically rather than by paper. If you have already chosen to receive electronic copies, no paper materials will be sent to you. If you would like to receive future meeting materials electronically, please complete the enclosed form and return it as indicated on the form.

If we don’t have an electronic document available or we choose not to send an electronic copy, a paper copy will be provided.

Notice and Access

We are delivering your meeting materials by providing you with a notice and posting the materials on our website at www.goldcorp.com. The materials will be available on the website starting on March 16, 2018 and will remain available on the website for one full year. The meeting materials can also be accessed with our public filings on

www.sedar.com and www.sec.gov. We will mail a paper copy of the meeting materials to any shareholder who previously requested a paper copy. If you received the notice only and would like a paper copy of the full materials please send us a request as set out below.

Additional Documents

We file an annual report and an annual information form with the Canadian securities regulators. In addition, our financial information is provided in our audited annual consolidated financial statements and management’s discussion and analysis (“MD&A”) for the year ended December 31, 2017. We will provide you with, free of charge, a copy of our annual report, which includes our audited annual consolidated financial statements and MD&A, our annual information form and/or this circular on request. Please submit your request by:

1-800-567-6223 (Investor Line)

info@goldcorp.com

Goldcorp Inc. 3400 Park Place 666 Burrard Street Vancouver, BC, Canada V6C 2X8 Attention: Vice President, Diversity, Regulatory Affairs and Corporate Secretary

You can also get copies of any document required to be filed by us in Canada, as well as additional information about us, by:

•	Accessing our public filings on SEDAR at www.sedar.com

•	Going to “Reports and Filings” on our Investors page at www.goldcorp.com

GENERAL VOTING INFORMATION

Request for Proxies

Our management is soliciting your proxies for this meeting and is paying for the costs incurred. We have engaged Kingsdale Advisors (“Kingsdale”) to provide strategic advisory and proxy solicitation services and will pay fees of approximately C$85,500 to Kingsdale for the services, in addition to certain out-of-pocket expenses. We may also reimburse brokers and other persons holding common shares in their name or in the name of nominees for their costs incurred in sending proxy materials to their principals in order to obtain their proxies.

We are using primarily mail to communicate with you. However, our employees or Kingsdale may request your proxy by telephone, email, facsimile or personal interview.

Additionally, Goldcorp may use Broadridge Financial Services (“Broadridge”) QuickVote™ service to assist beneficial shareholders with voting their common shares. Beneficial shareholders may be contacted by Kingsdale to conveniently obtain voting instructions directly over the telephone. Broadridge then tabulates the results of all the instructions received and then provides the appropriate instructions respecting the common shares to be represented at the meeting.

Record Date

The record date for the meeting is March 12, 2018. If you held common shares on that date, you are entitled to receive notice of, attend and vote at the meeting.

Voting Securities and Votes

The common shares are our only voting securities. Each common share entitles the holder to one vote at the meeting.

Quorum

We can only decide business at the meeting if we have a quorum – where two people attend the meeting and hold or represent by proxy at least 33 1/3% of our outstanding common shares that are entitled to vote.

Voting Instructions

If you specify how you want to vote on your proxy form or voting instruction form, your proxy holder has to vote that way. If you do not indicate how you want to vote, your proxy holder will decide for you.

If you appoint Ian W. Telfer, Chairman of the Board (“Chairman”), and Anna M. Tudela, Vice President, Diversity, Regulatory Affairs & Corporate Secretary, the representatives of Goldcorp set out in the enclosed proxy form or voting instruction form, and do not specify how you want to vote, your common shares will be voted as follows:

Matter	Voted
Election of management nominees as directors	FOR
Appointment of Deloitte LLP, Independent Registered Public Accounting Firm as auditors	FOR
Approach to executive compensation	FOR

Approvals

A simple majority of votes cast at the meeting (50% plus one vote) is required to approve all of the items of business, including the non-binding advisory resolution on our approach to executive compensation.

Amendments or Other Business

If amendments or other business are properly brought up at the meeting, you (or your proxy holder, if you are voting by proxy) can vote as you see fit. We are not aware of any other business to be considered at the meeting or any changes to the current business.

Vote Counting and Confidentiality

Votes by proxy are counted by our transfer agent, AST Trust Company (Canada) (“AST”). Your vote is confidential, unless you clearly intend to communicate your vote to management or if there is a proxy contest or validation issue or as needed to comply with legal requirements.

New York Stock Exchange Rules

If your broker is subject to the NYSE rules, the broker has discretionary authority to vote common shares without instructions from beneficial owners only on matters considered “routine” by the NYSE, such as the re-appointment of our independent registered chartered accountants. If you do not provide your voting instructions to the broker, the broker cannot vote your common shares for the election of directors and other “non-routine matters” and such common shares will not be included in the votes “cast” for any such “non-routine” matter. Even without voting instructions to your broker, your common shares will be counted for quorum purposes.

Voting Questions

Our transfer agent is AST. Our co-agent in the US is American Stock Transfer & Trust Company LLC. Please contact them if you have any questions on how your votes are counted.

1-800-387-0825 (toll free in North America) 416-682-3860 (collect from outside North America)

1-888-249-6189 (fax from anywhere)

inquiries@astfinancial.com

AST Trust Company (Canada) PO Box 700, Station B Montreal, QC, Canada H3B 3K3

Other Questions

Please contact Kingsdale if you have any questions about the business items of the meeting or the information in this circular.

1-800-775-4067 (toll free in North America) 416-867-2272 (collect from outside North America)

1-886-545-5580 (fax from anywhere)

contactus@kingsdaleadvisors.com

Kingsdale Advisors The Exchange Tower 130 King Street West, Suite 2950 Toronto, ON, Canada M5X 1E2

BENEFICIAL SHAREHOLDER VOTING

Most shareholders are beneficial shareholders. You hold a beneficial interest if your share certificate was deposited with a bank, trust company, stock broker, trustee or some other institution. Here is how you can vote:

Voting Options

In person at the meeting – discussed below

By submitting a paper voting instruction form – discussed below

By telephone – enter your voting instructions by telephone at: 1-800-474-7493 (English) or 1-800-474-7501 (French)

By fax – fax to 1-905-507-7793

Via the internet – go to www.proxyvote.com and follow the instructions

Voting in Person

If you plan to attend the meeting and wish to vote your common shares in person, insert your own name in the space on the enclosed voting instruction form. Then follow the signing and return instructions provided by your nominee. You may also nominate yourself as a proxy holder online, if available, by typing your name in the “Appointee” section on the electronic ballot.

Your vote will be taken and counted at the meeting, so do not indicate your votes on the form. Please register with AST when you arrive at the meeting.

Voting by Instruction

Whether or not you attend the meeting, you can appoint someone else to attend and vote as your proxy holder. Use the enclosed voting instruction form to do this. The people named in the enclosed voting instruction form are members of management and/or the Board. You have the right to choose another person to be your proxy holder by printing that person’s name in the space provided. Then complete the rest of the form, sign it and return it. Your votes can only be counted if the person you appointed attends the meeting and votes on your behalf. If you have voted on the voting instruction form, neither you nor your proxy holder may vote in person at the meeting, unless you revoke your voting instructions prior to your nominee’s cut-off time.

Beneficial shareholders should carefully follow the instructions of their nominee, including those regarding when and where the completed voting instruction form is to be delivered. Note that if you are a beneficial shareholder, your nominee will need your voting instructions sufficiently in advance of the proxy deposit deadline to enable your nominee to act on your instructions prior to the deadline. If you have any questions or require more information with respect to voting at the meeting, please contact our proxy solicitation agent, Kingsdale, by email at contactus@kingsdaleadvisors.com or by telephone at 1-800-775-4067 (toll free within North America) or 416-867-2272 (outside of North America).

Revoking your Voting Instructions or Changing your Instructions

You may revoke your voting instructions before they are acted prior to your nominee’s cut-off time. To revoke your voting instructions, contact your broker or service provider.

You may change your voting instructions by sending new instructions prior to your nominee’s cut off time to revoke your vote. Your latest instructions will be the only valid instructions.

REGISTERED SHAREHOLDER VOTING

If you have in your possession a physical share certificate with your name on it, you are a registered shareholder. Here is how you can vote:

Voting Options

Here’s where to go to find instructions to vote by these methods:

In person at the meeting – see below

Virtually through the LUMI meeting platform on the day of the meeting – see below

By submitting a paper proxy form – see below

By fax – fax to AST Trust Company at 1-866-781-3111 (Canada or US) or 1-416-368-2502 (outside North America)

Via the internet – go to www.astvotemyproxy.com and follow the instructions. You will need the 13-digit control number located on the proxy form

Voting in Person

If you plan to attend the meeting and want to vote your common shares in person, do not complete or return the enclosed proxy form. Your vote will be taken and counted at the meeting. Please register with AST when you arrive at the meeting.

Voting Virtually

Registered shareholders and participants in Goldcorp’s employee share purchase plan (“ESPP”) have the ability to participate and vote in the meeting using the LUMI meeting platform (the “Virtual Platform”). Eligible registered shareholders and participants in the ESPP may log in at https://web.lumiagm.com/128226603, click on “I have a Control Number” and enter the 13-digit control number found on the proxy accompanying this circular. The generic password to be entered is “goldcorp”. During the meeting, you must ensure you are connected to the internet at all times in order to vote when the chair commences polling on the resolutions being put to the meeting. Therefore, it is your responsibility to ensure connectivity for the duration of the meeting.

Virtual voting is not available to our beneficial shareholders at this time, however, beneficial shareholders wishing to attend the audio cast of the meeting may do so by going to https://web.lumiagm.com/128226603 and registering as a guest.

If you are a beneficial shareholder (you hold your common shares with a bank, trust company, stock broker, trustee or some other institution) you will be required to follow the procedures set forth under “Beneficial Shareholders Voting” on page 8.

Voting by Proxy

Whether or not you attend the meeting, you can appoint someone else to attend and vote as your proxy holder. Use the enclosed proxy form to do this. The people named in the enclosed proxy form are members of management and/or the Board. You have the right to choose another person to be your proxy holder by printing that person’s name in the space provided. Then complete the rest of the proxy form, sign it and return it. Your votes can only be counted if the person you appointed attends the meeting and votes on your behalf. If you have voted by completing the proxy form, neither you nor your proxy holder may vote in person at the meeting, unless you revoke your proxy before it is acted on.

Return your completed proxy form in the envelope provided so that it arrives by 3:00 p.m. (Vancouver Time) on April 23, 2018 or if the meeting is adjourned or postponed, at least 48 hours (excluding Saturdays, Sundays and holidays) before the time set for the meeting to resume (the “cut off time”). The time limit for the deposit of proxies may be waived or extended by the chair of the meeting at their discretion, without notice. An undated proxy will be deemed to be dated the date it is received by AST. If you have any questions or require more information with respect to voting at the meeting, please contact our proxy solicitation agent, Kingsdale, by email at contactus@kingsdaleshareholder.com or by telephone at 1-800-775-4067 (toll free within North America) or 416-867-2272 (outside of North America).

Revoking your Proxy

You may revoke your proxy at any time before is it acted on. Deliver a written statement that you want to revoke your proxy to our Vice President, Diversity, Regulatory Affairs & Corporate Secretary before or on April 23, 2018 (or the last business day before the meeting if it is adjourned or postponed), or to the chair on April 25, 2018 before the start of the Meeting.

Changing your Proxy

You may change the way you voted by proxy by sending a new proxy prior to the cut off time to revoke your vote. Your latest proxy will be the only one that is valid.

BUSINESS OF MEETING

Financial Statements

Our audited annual consolidated financial statements for the year ended December 31, 2017, and the auditors’ reports on those statements, are included in the annual report and will be available at the meeting. The annual report is also filed on www.sedar.com and www.sec.gov and available to you on request.

Election of Directors

The number of directors to be elected at the meeting is nine, as decided by the Board. Each director will hold office until the end of the next annual general meeting or until a successor is duly appointed or elected. Your director nominees are:

• Beverley A. Briscoe	• P. Randy Reifel

• Matthew Coon Come	• Charles (Charlie) R. Sartain

• Margot A. Franssen, O.C.	• Ian W. Telfer

• David A. Garofalo	• Kenneth F. Williamson

• Clement A. Pelletier

You can find more information on all of the nominees starting on page 14. Each nominee brings important skills and experience to the Board, is eligible and willing to serve if elected. If for some reason a nominee is not available to serve at the time of the meeting (and we know of no reason this would occur), the people named in the enclosed proxy will vote for a substitute nominee if one is chosen by the Board.

We note that no director nominations were received pursuant to the advance notice provision of our by-laws as of the date of this circular. The only nominees for election at the meeting are the nominees listed.

Majority Vote Policy

We have a majority vote policy. Unless there is a contested election, a director who receives more votes “withheld” than votes “for” will immediately offer to resign. The Governance and Nominating Committee (the “Governance Committee”) will review the matter and recommend to the Board whether to accept the resignation. The resignation will be effective if and when accepted by the Board. The director will not participate in any deliberations on the matter.

We expect to accept the resignation unless there is some special circumstance that warrants the director to stay on the Board. In any case, the Board will determine whether or not to accept the resignation within 90 days of the relevant annual shareholders’ meeting and we will promptly issue a news release with the Board’s decision. If the Board determines not to accept a resignation, the news release will state the reasons for that decision.

We recommend that you vote FOR the election of these nominees

The people named in the enclosed proxy will vote FOR the election of these nominees unless you tell them to withhold your vote.

Appointment of Auditors

The Board recommends the appointment of Deloitte LLP, Independent Registered Public Accounting Firm as our auditors for 2018. Deloitte LLP, Independent Registered Public Accounting Firm was first appointed as our auditors on March 17, 2005. The directors will also be authorized to set the fees paid to the auditors.

Audit Fees Paid

Type of Work	2016 fees (C$)	2017 fees (C$)
Audit fees[1]	5,879,000	6,376,000
Audit-related fees[2]	278,000	361,000
Tax fees[3]	405,000	286,000
All other fees[4]	Nil	36,000

Total	6,562,000	7,059,000

Notes:

1.	Audit fees include fees for services rendered by the external auditors in relation to the audit and review of our financial statements and in connection with our statutory and regulatory filings. The increase in audit fees in 2017 compared to 2016 is primarily related to the timing of audit billings partially offset by a decrease in 2017 fees.
2.	In 2017, audit-related fees primarily related to assistance with translation services ($184,000), ESTMA audit ($49,000) and the audit of the Company’s defined benefit plans ($38,000). In 2016, audit-related fees primarily related to translation services ($140,000), assistance with securities filings ($55,000) and the audit of the Company’s defined benefit plan ($37,000).
3.	Tax fees primarily related to tax compliance and transfer pricing services.
4.	Other fees relate to the assessment of the Company’s sustainability framework.

More information, including the Audit Committee charter, is available in our annual information form under the section entitled “Audit Committee”. See page 5 for how to access the annual information form.

We recommend that you vote FOR the appointment of Deloitte LLP, Independent Registered Public Accounting Firm as our auditors

The people named in the enclosed proxy will vote FOR the appointment of Deloitte LLP, Independent Registered Public Accounting Firm as our auditors unless you tell them to withhold your vote.

Advisory Vote on Executive Compensation

Since 2012, we have provided you with a say on pay vote regarding our executive compensation program. This vote helps us engage constructively with our shareholders, obtain meaningful feedback and ensure accountability for executive compensation. Last year, approximately 94.2% of votes cast by shareholders were voted in favour of our approach to executive compensation. We strive to provide clear and concise disclosure regarding our approach to compensation, and to demonstrate how executive compensation is linked to our performance. You can read more about the changes we made in 2017 and 2018 to our executive compensation program in our Letter to Shareholders on page 27.

During 2017, we reviewed executive compensation assessment reports and policies released by proxy advisory firms and other governance groups; considered current research on corporate governance and disclosure best practices; and provided shareholders with the opportunity to engage with us (see the “Shareholder Engagement” section for more information). As part of this comprehensive process, we remain committed to clearly communicating how we measure performance and how our incentive plans are structured. We believe that compensation programs must be sound, fair, competitive with the market and support our strategy and progress. In addition, we believe that we have demonstrated how our pay aligns with performance and we ask for your continued support of our executive compensation program. You can read more about how we pay for performance in our compensation discussion and analysis (“CD&A”) on page 30.

The text of the resolution to be passed is:

“Be it resolved that on an advisory basis, and not to diminish the role and responsibilities of the Board of Directors, the shareholders accept the approach to executive compensation disclosed in the Company’s management information circular delivered in advance of the April 25, 2018 annual and special meeting of shareholders.”

We recommend that you vote FOR the adoption of this resolution to support our approach to executive compensation

The people named in the enclosed proxy will vote FOR the advisory resolution approving our approach to executive compensation unless you tell them to vote against it.

Other Business

If other matters are properly brought up at the meeting, you (or your proxy holder, if you are voting by proxy) can vote as you see fit. We are not aware of any other items of business to be considered at the meeting.

DIRECTOR BIOGRAPHIES

The following is a complete biography for each director nominee for election at the meeting and our recommendations for their nomination to our Board. All other director information can be found in this section under the heading “Director Compensation” starting at page 20 or in the section entitled “Corporate Governance”.

Our Board - from left to right: Ken Williamson, Randy Reifel, Beverley Briscoe, David Garofalo, Ian Telfer, Margot Franssen, Matthew Coon Come, Clem Pelletier, and Charlie Sartain.

A note on directors’ shareholdings – Our share ownership policy requires members of the Board to hold three times the pre-tax value of their annual compensation in Goldcorp common shares. The value of a director’s shareholding is calculated based on the higher of: (i) the closing price of our common shares on the TSX on the last trading day of the most recently completed calendar year; and (ii) the average price at which a director has acquired his/her Goldcorp common shares.

Beverley A. Briscoe

Age: 63             Home: British Columbia, Canada

Director since: April 2006

Vice Chair and Lead Independent Director

Chair – Audit Committee

Member – Governance Committee

Areas of expertise:

•	Accounting
•	Finance

Membership	Attendance	Voting results
Board	100%	2017 - 99.29% for
Audit	100%	2016 - 98.53% for
Governance	100%	2015 - 99.63% for

Share ownership as at March 9, 2018
Common Shares	66,712	Meets shareholding requirement - YES
Options	Nil
Value	C$2,004,102[1]
Shareholding Requirement	C$1,049,151

Ms. Briscoe has extensive industry experience in the transportation and industrial equipment sector. Ms. Briscoe owned a transportation services company from 1997 to 2004 and prior to that worked in senior management positions in the heavy equipment industry with Wajax Industries Ltd. and the Rivtow Group of Companies since 1989. She also worked as Chief Financial Officer for various operating divisions of The Jim Pattison Group in Canada and Switzerland from 1983 to 1989. She is the past Chair of the Industry Training Authority for BC (2003–2007) and past Chair of the BC Forest Safety Council (2008-2009). Ms. Briscoe also served as the Chair of the Audit Committee for the Office of the Superintendent of Financial Institutions (until 2016). She is a member of the National Association of Corporate Directors (“NACD”) and the Institute of Corporate Directors (“ICD”).

Current occupation	President of Briscoe Management Limited (since 2004), a consulting entity

Education	Bachelor of Commerce degree from the University of British Columbia, 1977

Public Directorships	Ritchie Bros. Auctioneers Incorporated (Director since 2004, Chairwoman since 2014)

Recommendation of Ms. Briscoe

Ms. Briscoe is a Fellow of the Institute of Chartered Accountants and a Fellow of the ICD in Canada. She brings an important range of extensive and diverse financial, accounting and business experience to the Board. In addition, Ms. Briscoe’s experience managing financial and reporting matters benefits Goldcorp with respect to the issues overseen by the Audit Committee. Her extensive experience in these areas make her well suited to her dual roles of Vice Chair and Lead Independent Director.

We recommend you vote in favour of Ms. Briscoe’s candidacy.

Note:

1.	The value of the common shares is calculated using the average price per share at which Ms. Briscoe acquired her common shares.

Matthew Coon Come

Age: 61            Home: Quebec, Canada

Director since: July 2017

Independent

Member – Sustainability Committee

Areas of expertise:

•	Indigenous Affairs
•	Sustainability
•	Corporate Social Responsibility
•	Human Rights
•	Environment

Membership	Attendance	Voting results
Board	100%	2017 – N/A
Sustainability	100%	2016 – N/A
		2015 – N/A

Share ownership as at March 9, 2018
Common Shares	4,552
Options	Nil
Value	C$75,563
Shareholding Requirement	N/A1

Mr. Matthew Coon Come is the former Grand Chief of the Crees of Northern Quebec and board member of the Grand Council of the Crees (Eeyou Istchee) and the Cree Regional Authority. He was National Chief of the Assembly of First Nations from 2000 to 2003 and previously was Grand Chief of the Grand Council of the Crees in Quebec from 1987 to 1999. Mr. Coon Come is a Founding Member of the Board of Compensation of the Cree Nation and has been a director of Creeco; AirCreebec, Cree Regional Intercompany Enterprise Company and Cree Construction Company. He has also served as Chairman of Cree Housing Corporation and James Bay Native Development Corporation. Mr. Coon Come is a member of the NACD and ICD.

Current occupation	Independent Director

Education	Honorary doctorate from Trent University, 1998 Honorary doctorate from the University of Toronto, 2000

Public Directorships	Labrador Iron Ore Mines Limited (since 2007)

Recommendation of Mr. Coon Come

Mr. Coon Come has been presented numerous awards in the fields of aboriginal affairs and environmental stewardship. He received both the Goldman Price (1994) and the National Aboriginal Achievement Award (1995). His long history of achievement in the areas of indigenous affairs and the environment make him an ideal candidate to help guide us as we work with our Indigenous partners to advance our operations in a mutually beneficial, and environmentally sustainable manner.

We recommend you vote in favour of Mr. Coon Come’s candidacy.

Note:

1.	Mr. Coon Come was appointed to the Board on July 26, 2017 and has until December 31, 2022 to satisfy the minimum shareholding requirement.

Margot A. Franssen, O.C.

Age: 65            Home: Ontario, Canada

Director since: April 2015

Independent

Member – Human Resources and Compensation Committee

Member – Sustainability Committee

Areas of expertise:

•	Human Rights
•	Corporate Social Responsibility
•	Diversity and Inclusion
•	Finance
•	Governance

Membership	Attendance	Voting results
Board	100%	2017 – 99.60% for
Compensation	100%	2016 – 99.14% for
Sustainability	100%	2015 – N/A

Share ownership as at March 9, 2018
Common Shares	31,840
Options	Nil
Value	C$655,586[1]
Shareholding Requirement	N/A2

Ms. Franssen is the founder and past-president of The Body Shop Canada. In 2016, Ms. Franssen co-founded The Canadian Centre To End Human Trafficking and serves as Co-Chair. In 2017, Ms. Franssen was appointed as Governor on the board of the Donner Canadian Foundation. She has served on numerous boards, including the Canadian Imperial Bank of Commerce (“CIBC”), Women’s College Hospital, and York University. From 2012 to 2014, she acted as Co-Chair of the National Task Force on Sex Trafficking of Canadian Girls, and for six years prior served as Board Co-Chair of the Canadian Women’s Foundation. In 2011, Ms. Franssen was a founding board member of Women Moving Millions, a global charitable organization committed to encouraging large-scale investments in initiatives that advance and empower women and girls worldwide. Ms. Franssen is a member of the NACD and ICD.

Current occupation	Independent Director

Education	Bachelor of Arts degree from York University, 1979 Doctor of Laws, Honoris Causa from University of Windsor, 1994 Doctor of Humane Letters from Mount Saint Vincent University, 1995

Public Directorships	None

Recommendation of Ms. Franssen

Ms. Franssen combines pragmatic business leadership with a unique perspective on the relationship between corporations and their various stakeholders and communities. Her diverse experience in business and philanthropy positions her to provide valuable insight to the Board. Her experience as a business leader and extensive time spent advancing various women’s initiatives make her an invaluable member of the board and a key proponent of our human rights and diversity and inclusion initiatives. See page 75 of the circular for more information on our diversity and inclusion strategy.

We recommend you vote in favour of Ms. Franssen’s candidacy.

Notes:

1.	The value of the common shares is calculated using the average price per share at which Ms. Franssen acquired her common shares.
2.	Ms. Franssen was appointed to the Board on April 30, 2015 and has until December 31, 2020 to satisfy the minimum shareholding requirement.

David A. Garofalo

Age: 52            Home: British Columbia, Canada

Director since April 2016

Non-Independent

Areas of expertise:

•	Mining and Industry Experience
•	Banking and Finance
•	Mergers and Acquisitions
•	Accounting
•	Information Technology
•	Human Resources and Compensation

Membership	Attendance	Voting results
Board	100%	2017 – 99.30% for
		2016 – 98.79% for
		2015 – N/A

Share ownership as at March 9, 2018
Common Shares	147,195
Options	Nil
Value	C$2,843,807[1]
Shareholding Requirement	N/A2

Mr.Garofalo is Goldcorp’s President and Chief Executive Officer, a position he has held since February 29, 2016. Previously, Mr. Garofalo served as President and Chief Executive Officer and Director of Hudbay Minerals Inc. from July 2010 to December 2015. Before joining Hudbay, Mr. Garofalo served in various capacities at Agnico Eagle Mines Limited, culminating with his appointment as Senior Vice President, Finance and Chief Financial Officer. He is a member of NACD and ICD.

Current occupation	President and Chief Executive Officer of Goldcorp

Education	Bachelor of Commerce (with distinction) from the University of Toronto, 1988 Institute of Chartered Accountants, Ontario, 1990

Public Directorships	None

Recommendation of Mr. Garofalo

Mr. Garofalo is management’s representative on the Board. Mr. Garofalo brings significant experience in the mining industry to his role as a member of the Board and as the President and Chief Executive Officer. His business and transactional background provides a direct benefit to the Board and valuable insight into all aspects of the management of Goldcorp.

We recommend you vote in favour of Mr. Garofalo’s candidacy.

Notes:

1.	The value of the common share is calculated using the average price per share at which Mr. Garofalo acquired his common shares.
2.	Mr. Garofalo has until December 31, 2021 to satisfy the minimum shareholding requirement.

Clement A. Pelletier

Age: 72            Home: British Columbia, Canada

Director since: May 2014

Independent

Chair – Sustainability Committee

Member – Audit Committee

Member – Governance Committee

Areas of expertise:

•	Environment
•	Safety
•	Sustainability
•	Metallurgy
•	Mergers and Acquisitions

Membership	Attendance	Voting results
Board	100%	2017 – 99.59% for
Governance	100%	2016 – 99.13% for
Sustainability	100%	2015 – 99.57% for

Share ownership as at March 9, 2018
Common Shares	42,771	Meets shareholding requirement - YES
Options	Nil
Value	C$976,890[1]
Shareholding Requirement	C$749,958

Mr. Pelletier is a process chemist/metallurgist by training with 14 years in industry and 35 years in resource-related mine/environmental consulting. Since 1981, as founder and President of Rescan Group, Mr. Pelletier was involved in the evaluation and development of Deep Sea Tailings Placement (“DSTP”) systems in Europe, the Americas, Africa and Southeast Asia.    In this capacity Mr. Pelletier has managed the environmental engineering work for a number of DSTP projects for clients including: BHP Billiton Limited, Newmont Mining Corporation, Vale S.A./Inco Limited, Glencore plc, Placer Dome Inc./Barrick Gold Corporation, Teck Resources Limited, Rio Tinto Borax (formerly known as U.S. Borax Inc.) and First Quantum Minerals Ltd. He is a member of NACD and ICD.

Current occupation	Independent Director

Education	Bachelor of Science in Chemistry/Metallurgy from the University of Saskatchewan, 1967

Public Directorships	Director of BioteQ Environmental Technologies Inc. (since 2000)

Recommendation of Mr. Pelletier

Mr. Pelletier’s extensive experience in the industry and environmental and technical expertise provides valuable insight and makes him a significant resource to both the Board and management.

We recommend you vote in favour of Ms. Pelletier’s candidacy.

Note:

1.	The value of the common shares is calculated using the average price per share at which Mr. Pelletier acquired his common shares.

P. Randy Reifel

Age: 65             Home: British Columbia, Canada

Director since: November 2006

Independent

Chair – Governance Committee

Member – Human Resources and Compensation Committee

Member – Sustainability Committee

Areas of expertise:

•	Banking and Finance
•	Mining
•	Mergers and Acquisitions
•	Mineral Exploration

Membership	Attendance	Voting results
Board	100%	2017 – 95.81% for
Governance	100%	2016 – 95.55% for
Sustainability	100%	2015 – 98.17% for

Share ownership as at March 9, 2018
Common Shares	4,074,084	Meets shareholding requirement - YES
Options	Nil
Value	C$107,270,632[1]
Shareholding Requirement	C$749,958

Mr. Reifel is President, Chairman and a director of Chesapeake Gold Corp., a company that explores for precious metals in Mexico and Central America. He is also the Chairman, President and a director of Gunpoint Exploration Ltd., a junior mining company based in Vancouver, British Columbia. Prior to joining Goldcorp, he was a director of Glamis Gold Ltd. beginning in June 2002 following the acquisition of Francisco Gold Corp. In 1993, Mr. Reifel founded and served as President and a director of Francisco Gold Corp. which discovered the El Sauzal gold deposit in Mexico and the Marlin gold deposit in Guatemala. He is a member of the NACD and ICD.

Current occupation	President of Chesapeake Gold Corp. (since 2002) President of Gunpoint Exploration Ltd. (since 2010)

Education	Bachelor of Commerce degree from the University of British Columbia, 1976 Master of Science degree in Business Administration from the University of British Columbia, 1978

Public Directorships	Chesapeake Gold Corp. (since 2002) and Gunpoint Exploration Ltd. (since 2010).

Recommendation of Mr. Reifel

Mr. Reifel’s over 35 years’ experience in the mining industry, coupled with his background in precious metals exploration and project development, combine to provide valuable industry insight and perspective to both the Board and management. Mr. Reifel is our largest individual shareholder.

We recommend you vote in favour of Mr. Reifel’s candidacy.

Note:

1.	The value of the common shares is calculated using the average price per share at which Mr. Reifel acquired his common shares.

Charlie R Sartain

Age: 56            Home: Brisbane, Australia

Director since: January 2017

Independent

Member – Human Resources and Compensation Committee

Member – Sustainability Committee

Areas of expertise:

•	Mining
•	Environmental
•	Safety
•	Sustainability
•	Mergers and Acquisitions

Membership[1]	Attendance[1]	Voting results
Board	100%	2017 – 99.6% for
Compensation	85.7%	2016 – N/A
Sustainability	100%	2015 – N/A

Share ownership as at March 9, 2018
Common Shares	37,658	Meets shareholding requirement - YES
Options	Nil
Value	C$771,989[1]
Shareholding Requirement	749,958[2]

Mr. Sartain is a mining engineer with over 30 years’ experience in the mining industry. Prior to joining Goldcorp, he was the Chief Executive Officer of Xstrata plc’s global copper business from 2004 to 2013 and under his nine-year tenure grew the business to become one of the world’s leading copper producers with mining operations and projects spanning seven countries. Prior to that, Mr Sartain had extensive operating and executive experience with MIM Holdings Ltd., including General Manager at Ravenswood Gold Mines and General Manager at Ernest Henry Mine in Queensland Australia, President of Minera Alumbrera Ltd. in Argentina and Executive General Manager for MIM Latin America. Mr. Sartain is a member of the NACD and ICD.

Current occupation	Independent Director

Education	Bachelor of Engineering (Honours) from the University of Melbourne, Australia.

Public Directorships	Austin Engineering Ltd. (since April 2015) and ALS Limited (since February 2015)

Recommendation of Mr. Sartain

Mr. Sartain has over 30 years of experience in the mining industry, and is a Fellow AusIMM and a Fellow of Australian Academy of Technological Sciences and Engineering. Mr Sartain has just completed a government-appointed eight year term as a member of the Senate of the University of Queensland and remains a Director and Chairman of the Advisory Board of the Sustainable Minerals Institute at the University of Queensland.

We recommend you vote in favour of Mr. Sartain’s candidacy.

Notes:

1.	The value of the common shares is calculated using the average price per share at which Mr. Sartain acquired his common shares.

Ian W. Telfer1

Age: 71            Home: British Columbia, Canada

Director since: February 2005

Chairman - Non-Independent

Areas of expertise:

•	Accounting
•	Finance
•	Mergers and Acquisitions
•	Mining

Membership	Attendance	Voting results
Board	87.5%[2]	2017 – 98.49% for
2016 – 97.17% for
2015 – 98.59% for

Share ownership as at March 9, 2018
Common Shares	213,274	Meets shareholding requirement - YES
Options	Nil
Value	C$5,899,159[3]
Shareholding Requirement	C$3,449,958

Mr. Telfer was appointed Chairman of Goldcorp effective November 15, 2006. Prior to becoming our Chairman, he was President and Chief Executive Officer of Goldcorp and Chairman and Chief Executive Officer of Wheaton River Minerals Ltd. Mr. Telfer is also the co-founder and Director of Renaissance Oil Corp. From December 2009 to June 2013 he served as Chairman of the World Gold Council. He is a member of the NACD and ICD.

Current occupation	Chairman of Goldcorp (since 2006)

Education	Bachelor of Arts degree from the University of Toronto, 1968

Master in Business Administration from the University of Ottawa, 1976 Honorary Doctorate from the University of Ottawa, 2015

Public Directorships	Renaissance Oil Corp. (since 2011)

Recommendation of Mr. Telfer

Mr. Telfer has over 30 years of experience in the precious metals business. He has served as a director and/or officer of several Canadian and international companies. Mr. Telfer’s extensive experience in the mining industry provides a direct benefit to both the functionality of the Board and to our shareholders. Mr. Telfer is a transformational voice in the international mining industry and continues to play an integral role in the operation of the Board and Goldcorp more generally.

We recommend you vote in favour of Mr. Telfer’s candidacy.

Notes:

1.	Mr. Telfer entered into a settlement agreement with staff of the Ontario Securities Commission in September 2013 with respect to allegations that he acted contrary to the public interest in connection with a private share transaction in 2008. Pursuant to the settlement agreement, Mr. Telfer paid C$200,000 towards the costs of the investigation.
2.	Mr. Telfer missed one Board meeting due to an unscheduled travel delay along with telephonic connectivity issues.
3.	The value of the common shares is calculated using the average price per share at which Mr. Telfer acquired his common shares.

Kenneth F. Williamson

Age: 70            Home: Ontario, Canada

Director since: November 2006

Independent

Chair – Human Resources and Compensation Committee

Member – Audit Committee

Areas of expertise:

•	Finance
•	Natural Resources
•	Human Resources and Compensation
•	Mergers and Acquisitions

Membership	Attendance	Voting results
Board	100%	2017 – 99.25% for
Compensation	100%	2016 – 97.63% for
Audit	100%	2015 – 99.38% for

Share ownership as at March 9, 2018
Common Shares	71,281	Meets shareholding requirement - YES
Options	Nil
Value	C$2,163,378[1]
Shareholding Requirement	C$749,958

Mr. Williamson was appointed to the Board in November 2006. Prior to joining Goldcorp, Mr. Williamson was a director of Glamis Gold Ltd. since 1999. He was Vice-Chairman, Investment Banking at Midland Walwyn/Merrill Lynch Canada Inc. from 1993 to 1998, where he had worked in investment banking with increasing responsibility and titles since 1980. He is a member of the NACD and ICD.

Current occupation	Independent Director

Education	Bachelor of Applied Science (P.Eng.) degree from the University of Toronto, 1970 Master of Business Administration from the University of Western Ontario, 1973

Public Directorships	Tahoe Resources Inc. (since 2010)

Recommendation of Mr. Williamson

Mr. Williamson has worked in the securities industry for more than 25 years, concentrating on financial services and the natural resource industries in the US and Europe. Mr. Williamson’s experience in the investment banking and natural resources industries, in both domestic and international markets, combined with his knowledge of commodities and securities markets, provides the Board with valuable insight and perspective on these issues. In addition, Mr. Williamson brings valuable financial expertise and understanding to the Board.

We recommend you vote in favour of Mr. Williamson’s candidacy.

Note:

1.	The value of the common shares is calculated using the average price per share at which Mr. Williamson acquired his common shares.

DIRECTOR COMPENSATION

HIGHLIGHTS

•	11% DECLINE IN SHARE-BASED DIRECTOR COMPENSATION

•	NEW HIGHER SHARE OWNERSHIP REQUIREMENTS FOR DIRECTORS

Philosophy, Objectives and Process

The philosophy and benchmarking for director compensation is the same as for our executive compensation. Our objectives are to attract and retain directors of a quality and nature that will enhance our long-term sustainable profitability and growth. Director compensation is intended to provide an appropriate level of remuneration considering the experience, responsibilities, time requirements and accountability of their roles.

In addition, we align the interests of our directors with our shareholders by requiring that members of the Board own a minimum number of our common shares. Each non-executive director must hold common shares with a value equal to three times the annual retainer and equity compensation. Effective for the year ended December 31, 2017, this share ownership requirement was updated to be based on the pre-tax value of equity compensation, rather than the after-tax value. We believe this further aligns our directors’ interests with shareholders, and is in line with market practice. See “Director Share Ownership” on page 77 for more information.

The Board meets annually (typically in February) to receive recommendations from the Governance Committee and the Human Resources and Compensation Committee (“HRCC”) regarding the adequacy and form of directors’ compensation. The HRCC and the Governance Committee believe that our approach to director compensation provides for competitive and reasonable compensation levels.

Director Compensation Program

All non-executive directors receive meeting fees, annual retainers, annual restricted share unit (“RSU”) grants and travel expense disbursements for their service on the Board. Mr. Garofalo does not receive any additional compensation for serving on the Board.

In addition to cash retainers as described below, each director is granted RSUs with a deemed value of C$150,000 to align the Board with Goldcorp’s executive team. This represented an approximately 11% decline in share-based compensation in 2017, as compared to 2016. The decrease is primarily due to a change in the nominal currency of the grant from US to Canadian dollars.

Note on Currency

Our official financial reporting currency is US dollars, however our primary currency for compensation purposes is Canadian dollars. All of our directors are paid in Canadian dollars for cash compensation, and awarded Canadian-denominated equity awards. In order to provide more transparent and understandable disclosure, we have reported in Canadian dollars throughout this section.

Cash Fees Earned by Non-Executive Directors During 2017

Director	Board Annual Retainer		Committee Chair Retainer	Aggregate Board Attendance Fee[1]	Aggregate Committee Attendance Fee	Aggregate Mine Site and Workshop Fee[2]	Aggregate Travel Fee	Total Fees
	(C$)		(C$)	(C$)	(C$)	(C$)	(C$)	(C$)
Briscoe	200,000		20,000	12,000	15,000	15,000	3,000	265,000
Coon Come	45,833	[3]	Nil	6,000	3,000	4,500	18,000	77,333
Franssen	100,000		Nil	12,000	18,000	15,000	21,000	166,000
Pelletier	100,000		10,000	12,000	16,500	22,500	3,000	164,000
Reifel	100,000		6,666	12,000	19,500	13,500	3,000	154,666
Sartain	100,000		Nil	12,000	15,000	19,500	30,000	176,500
Telfer[4]	1,000,000		Nil	Nil	Nil	Nil	9,000	1,009,000
Treviño[5]	100,000		Nil	10,500	12,000	3,000	12,000	137,500
Williamson	100,000		20,000	12,000	16,500	3,000	18,000	169,500

Totals	1,845,833		56,666	88,500	115,500	96,000	117,000	2,319,499

Notes:

1.	Directors were compensated based on Board meetings held during the year ended December 31, 2017.
2.	These include mine visits to Coffee, Éléonore, Musselwhite, Peñasquito, and Cerro Negro, and attendance at our technical summit.
3.	Mr. Coon Come was appointed to the Board in July 2017, and the amount paid to him represents a pro-rated portion of the standard C$100,000 retainer paid to Board members, and reflects the amount actually paid to Mr. Coon Come.
4.	Mr. Telfer attended 7 Board meetings and 100% of committee meetings but did not receive additional compensation beyond his annual Board chair retainer.
5.	Ms. Treviño is retiring and will not stand for re-election at the meeting. She will remain with Goldcorp as a member of our International Advisory Committee. The International Advisory Committee is an ad hoc committee comprised, from time to time, of directors, officers and consultants of Goldcorp. It will consider issues related to the international nature of Goldcorp’s business, as identified by the Board, from time to time.

Total Non-Executive Director Compensation During 2017

Director	Fees Earned		Share-Based Awards[1]		Option-Based Awards	Non-Equity Incentive Plan Compensation	All Other Compensation		Total
	(C$)		(C$)		(C$)	(C$)	(C$)		(C$)
Briscoe	265,000		149,986		NIL	NIL	Nil		414,986
Coon Come	77,333	[2]	Nil	[3]			Nil		77,333
Franssen	166,000		149,986				Nil		315,986
Pelletier	164,000		149,986				Nil		306,486
Reifel	154,666		149,986				Nil		304,652
Sartain	176,500		149,986				Nil		326,486
Telfer	1,009,000		149,986				7,187	[4]	1,166,173
Treviño[6]	137,500		149,986				Nil		287,486
Williamson	169,500		149,986				Nil		319,486

Totals	2,319,499		1,199,888				7,187		3,526,574

Notes:

1.	These amounts represent the grant date fair value of the RSUs granted to the respective non-executive director. These amounts were calculated by multiplying the number of RSUs granted (6,672 each) by the closing price of the common shares on the TSX on February 21, 2017 of C$22.48. The RSUs granted to the respective non-executive director vest immediately on the date of grant.
2.	Mr. Coon Come was appointed to the board in July 2017, and the amount paid to him includes a pro-rated portion of the standard C$100,000 retainer paid to Board members.
3.	As Mr. Coon Come joined the Board subsequent to the 2017 RSU grant, he was not granted any RSUs in 2017.
4.	This amount represents benefit premiums paid by Goldcorp on behalf of Mr. Telfer.
5.	Ms. Treviño is retiring and will not stand for re-election at the meeting. She will remain with Goldcorp as a member of our International Advisory Committee. The International Advisory Committee is an ad hoc committee comprised, from time to time, of directors, officers and consultants of Goldcorp. It will consider issues related to the international nature of Goldcorp’s business, as identified by the Board, from time to time.

Equity-Based Compensation Awards

In accordance with best practices guidelines, we stopped granting stock options (“options”) to non-executive directors in 2005.

Incentive plan awards – Value vested or earned during the year

Director	Option – based awards – Value vested during the year	Share-Based Awards – Value vested during the year[1]	Non-equity incentive plan compensation – Value vested during the year
	(C$)	(C$)	(C$)
Briscoe	Nil	149,986	Nil
Coon Come		Nil
Franssen		149,986
Pelletier		149,986
Reifel		149,986
Sartain		149,986
Telfer		149,986
Treviño[2]		149,986
Williamson		149,986

Totals		1,199,888

Notes:

1.	These amounts represent the grant date fair value of the RSUs granted to the respective non-executive director. These amounts were calculated by multiplying the number of RSUs granted (6,672 each) by the closing price of the common shares on the TSX on February 21, 2017 of C$22.48. The RSUs granted to each non-executive director vest immediately on the date of grant.
2.	Ms. Treviño is retiring and will not stand for re-election at the meeting. She will remain with Goldcorp as a member of our International Advisory Committee. The International Advisory Committee is an ad hoc committee comprised, from time to time, of directors, officers and consultants of Goldcorp. It will consider issues related to the international nature of Goldcorp’s business, as identified by the Board, from time to time.

Other Compensation Arrangements

Mr. Telfer’s employment agreement for serving as our Chairman provides for a retiring allowance of C$6,000,000.

In addition, he continues to be entitled to participate, at our expense, in our health and medical plans (or for equivalent coverage if not permitted under our current plans), until the earlier of obtaining alternate coverage under the terms of any new employment or the third anniversary of the date he ceases to act as Chairman.

We pay benefit premiums on behalf of Mr. Telfer. The premiums paid during the year ended December 31, 2017 were C$7,187.

ADDITIONAL INFORMATION

Directors’ and Officers’ Liability Insurance

We maintain an insurance policy for directors’ and officers’ liability. It provides coverage for costs incurred to defend and settle claims for alleged wrongful acts in the capacity of individuals acting as directors and officers of Goldcorp, up to an annual limit of US$175 million. The cost of coverage for 2017 was approximately US$1.5 million and requires payment of a US$2 million deductible in the event of a claim. Directors and officers do not pay any portion of the premiums. No claims were made or became payable in 2017.

Fiduciary Liability Insurance

We maintain an insurance policy for directors’ and officers’ fiduciary liability. It provides coverage for costs incurred to defend and settle claims against us, our directors, officers and employees for breach of fiduciary duty regarding company sponsored plans, such as our savings and pension plans.

This policy has an annual limit of C$15 million with a C$100,000 deductible for each claim. The cost of coverage for 2017 was approximately C$35,000. Directors and officers do not pay any portion of the premiums. No claims were made or became payable in 2017.

Director and Officer Indebtedness

We do not make loans to our directors or officers. Accordingly, there are no loans outstanding to any of them.

HUMAN RESOURCES & COMPENSATION COMMITTEE REPORT

Annual Oversight of Executive Compensation

The HRCC is responsible for reviewing and recommending to the Board compensation policies and programs, and resulting compensation levels and incentive award outcomes for our named executive officers (“NEOs”). See page 87 for a description of the responsibilities, authority and operation of the HRCC, including the relevant skills and experience of each of the members of this independent committee of the Board.

The Board makes final decisions on overall executive compensation, including the Chief Executive Officer’s (“CEO”) pay each year. It does so after receiving advice and recommendations from the HRCC. The Board also reviews and discusses the policies and processes followed by the HRCC in making its executive compensation recommendations. Executive officers, including the CEO, do not make recommendations on their own compensation packages.

The HRCC, with support from its independent advisor and management, undertakes the following annual process:

In addition to the activities under the annual compensation cycle, the HRCC undertakes activities on an as-needed basis, including:

•	Reviewing appointment and/or discharge of any member of executive management and related compensation arrangements.

•	Approving new hire long-term incentive (“LTI”) grants for senior management.

•	Approval of Supplemental Executive Retirement Plan (“SERP”) membership for new officers.

•	Reviewing and considering amendments to LTI plans.

•	Reviewing senior management organizational structure and the CEO’s proposals for changes.

•	Reviewing participation of management on external boards.

•	Reviewing the clawback policy.

During 2017, the HRCC Chair, with support of Human Resources management, led several conference calls with our shareholders to discuss a variety of topics including organizational strategy changes, pay-for-performance alignment, peer groups, trends in executive compensation and the re-design of our incentive plans to drive behaviour to grow net asset value (“NAV”) per share. The HRCC and the Board considered the feedback provided by shareholders in reviewing our executive compensation programs. See page 70 for additional information about our shareholder engagement process and how we responded to the feedback.

The HRCC considers the feedback it received from various institutional investors as well as various outside groups.

We are committed to engagement with shareholders and third party groups to ensure constructive dialogue on pay-for-performance and comprehensive disclosure

Role of Compensation Consultants

Since 2011, the HRCC has retained Hugessen Consulting (“Hugessen”) to serve as the HRCC’s independent compensation consultant. Hugessen provides independent advice to the HRCC with respect to executive compensation and related governance matters.

In 2017, Hugessen provided the following services to the HRCC:

•	As requested, provided input and advice to the HRCC regarding management’s proposals with respect to the Pay Comparator Group (as defined herein), executive compensation levels and design.

•	Reviewed the market competitiveness of the President and CEO’s compensation for 2017 compensation decisions.

•	Reviewed non-executive director and Board Chair compensation.

•	Reviewed and provided advice regarding proxy disclosure of executive compensation.

Each year, Hugessen provides a letter to the HRCC confirming its independence and affirming that no consultant at Hugessen has any business, professional or commercial relationship with Goldcorp or any member of executive management that would impair its independence. The HRCC reviews Hugessen’s performance at least annually, and has the authority to retain and terminate its independent advisor.

Additionally, management retained Willis Towers Watson (formerly Towers Watson) to provide compensation advice and other related services. Willis Towers Watson was initially retained in 2007.

During 2017, Willis Towers Watson provided the following services:

•	Reviewed the market competitiveness of the NEOs’ compensation for 2017 compensation decisions.

•	Prepared a document summarizing trends in governance and executive compensation.

•	Reviewed and commented on the management information circular.

•	Supported drafting of CD&A for the year ended December 31, 2017.

•	Updated the compensation program risk assessment.

•	Analyzed the pay-for-performance alignment of our NEOs compared to our Pay Comparator Group.

Compensation Consultant Fees

Hugessen Consulting:	2017 Fees (C$)		2016 Fees (C$)
Executive compensation-related fees	88,477		277,448
All Other fees	Nil		Nil

Total	88,477		277,448

Willis Towers Watson:	2017 Fees (C$)		2016 Fees (C$)
Executive compensation-related fees	103,134		106,253
All Other fees	674,693	[2]	129,285	[1]

Total	777,827		235,538

Notes:

1.	During 2016 Willis Towers Watson was appointed as an advisor to the Management Pension Committee and the fees relate to supporting the management of Goldcorp’s defined contribution pension plan, supplemental pension plan and employee benefits plans in Canada.
2.	In 2017, in addition to a full-year of advising Goldcorp’s Management Pension Committee, Willis Towers Watson was engaged by the Company to conduct an Employee Engagement survey.

LETTER TO SHAREHOLDERS

Fellow Shareholders,

Your Board, on the recommendation of our HRCC, is committed to ensuring our executive pay programs are designed to pay for performance, while allowing us to attract and retain the talent that is essential to delivering against our long-term strategy. We also remain committed to providing clear and comprehensive disclosure to help you understand (i) the structure of our compensation plans, (ii) how we assess performance, and (iii) how this performance leads to pay outcomes that are aligned with your experience as shareholders. We have enhanced our disclosure to provide you with the information required to make an informed vote.

Our Performance in 2017

2017 was our second year under the leadership of President and CEO David Garofalo. We promoted two of our valued Goldcorp executives to new roles with Jason Attew appointed as Executive Vice President (“EVP”), Chief Financial Officer (“CFO”) and Corporate Development and Todd White appointed as EVP and Chief Operating Officer (“COO”). Beyond the changes in our executive team, this past year was an important one for us. We began to see benefits of the organizational changes that we started to implement in 2016. We made significant progress and achieved stable and consistent operational results. Under Mr. Garofalo’s leadership we have been executing on a five year 20/20/20 plan to increase production by 20%, grow reserves by 20% and to reduce all-in sustaining costs (“AISC”) by 20%, all by the end of 2021. In furtherance of these goals, in 2017 we:

•	Reduced AISC from $894 per ounce to $824 per ounce and we remain on track to achieve our target of $700 per ounce by 2021.

•	Achieved guidance with production of 2.6M ounces in 2017 and we remain on track to achieve our target of 3.0M ounces per year by 2021.

•	Increased our gold mineral reserves, net of depletion, by approximately 26% from 42.3M to 53.5M ounces, and we remain on track to achieve our target of 60M ounces of gold mineral reserves by 2021.

•	Achieved 80%, or $200M, of our $250M target of sustainable annual efficiencies, through a combination of cost reductions and productivity improvements. 2018 will see a full year benefit on the $200M achieved and we expect to deliver the final $50M of the $250M target in the first half of 2018. This program is likely to be extended and our efficiency target increased once we meet our $250M target.

•	Achieved the strongest safety performance in our history. Delivering a year-over-year 37% reduction of our All Injury Frequency Rate (“AIFR”) and achieving zero fatalities.

•	Maintained our growth pipeline by acquiring a 50% interest in the Norte Abierto Project (formerly the Cerro Casale/Caspiche Project).

•	Repositioned our portfolio through the disposition of $500M in non-core assets which we are reinvesting in our enviable core assets.

•	Invested in people because we know that having the right talent is key to the successful execution of our strategic priorities. We have hired industry leaders for mine management, technical services, and head office functions as well as made advances in our diversity and inclusion strategy. We also augmented the Board with the appointment of Matthew Coon Come and Charlie Sartain to (i) better represent our stakeholders and our commitment to social responsibility and the communities we partner with; and (ii) to increase the operational expertise of our Board.

•	Invested in processes such as our Pyrite Leach project at Peñasquito, which is expected to be completed by the end of 2018 and will recover gold and silver from our tailings (formerly waste product), adding around 1M ounces of gold and 44M ounces of silver over the mine life. Similarly, the Materials Handling project at Musselwhite is expected to increase production by 20% while reducing operating costs by 10% and has the potential to extend the mine life through further conversion of resources.

•

Invested in our sustainable future through our Towards Zero Water initiative, including the Eco-Tails technology. These are expected to significantly reduce the use of fresh water and risk around the management of tailings facilities. Not only is this the right approach for sustainability and surrounding communities, these initiatives significantly reduce our mining footprint. We also announced the world’s first, modern fully electric underground mine at Borden, which will eliminate the use of diesel fuel and propane gas.

In light of our strong operational performance in 2017, the Board agreed with the recommendation of the HRCC and approved a corporate performance score for the year ended December 31, 2017 of 110% (calculated per the corporate scorecard) as detailed on pages 37 to 41.

No value was realized by our NEOs in 2017 from the performance share unit (“PSU”) awards granted in 2014 as the performance conditions governing the grants were not achieved.

2017 Say on Pay & Shareholder Engagement

We believe that engaging and communicating directly with shareholders and other stakeholders is important for providing timely and meaningful feedback. We have policies in place and long-standing shareholder outreach programs and routinely interact with shareholders on a number of matters, including executive compensation. The Board considers all constructive feedback regarding executive compensation.

Following the annual general meeting held in April 2016, the Chair of our HRCC met with a number of shareholders who asked for clarification on our compensation and performance peer groups, our pay philosophy and the introduction of additional metrics to our long-term incentive (“LTI”) programs. We considered and incorporated shareholder feedback, as appropriate, into our compensation program design and made enhancements to further link our compensation programs with our strategy, performance and the long-term interests of our shareholders as further discussed below. Based on these changes, we saw a significant increase in shareholder support for our “say on pay” resolution at our April 2017 meeting (94.2% in 2017, as compared to 77.7% in 2016).

We implemented these compensation changes in 2017, and we believe that our enhanced program better links compensation with our strategy, performance and the long-term interests of shareholders. Accordingly, at the annual general and special meeting of shareholders to be held on April 25, 2018, we will again hold an annual “say on pay” advisory vote. The Board will continue to engage with you, our shareholders, and consider the results from this year’s advisory vote on executive compensation. Please refer to the Advisory Vote on Executive Compensation section on page 12. Please also see page 70 for more information about our shareholder engagement program.

Compensation Changes During 2017

Following our consultation with our shareholders and our compensation consultants, we implemented a number of transformational changes and other enhancements to our pay practices and LTI program to further our commitment to pay for performance. The key improvements we have made to our executive compensation program since the appointment of David Garofalo as President and CEO are outlined below:

•	We reduced Mr. Garofalo’s total target compensation (base salary, annual bonus award, target LTI award) by 22% relative to his predecessor.

•	We removed stock options from the LTI mix and increased the weighting of PSUs to 75% (from 50%). Goldcorp continues to be a leader in aligning realized compensation to organizational performance; 67% of Mr. Garofalo’s target total direct compensation is in the form of “performance-based” compensation which is at the top quartile of our compensation peers.

•	We reduced LTI target award levels for all NEOs when compared to the prior year.

•	We changed the metrics used in our PSU plan with the addition of NAV growth per share over time to align with our corporate strategy and the addition of a custom total shareholder return performance peer group (replacing the S&P/TSX Global Gold Index) to better measure our relative performance.

Director Compensation

In 2017, the Board capped the value of its RSU grants at C$150,000 as compared to US$150,000 for 2016. This resulted in a year-over-year reduction in value of approximately 11%.

We continue to engage with our shareholders and to monitor market trends and compensation best practices and will make changes to our programs as necessary. Please refer to pages 20 to 22 for additional details.

Conclusion

Despite the pressures on our share price, we oversee a capable executive team that is optimistic about the future of Goldcorp. Overall, our portfolio of high quality assets, coupled with our strategic progress in 2017, a transformative year for us, make us confident about our strength, momentum and long-term strategic positioning.

The Board and the executive team remain committed to delivering superior growth and performance for you, our shareholders. The Board is also committed to continuing to monitor the link between executive compensation and shareholder value creation. We are confident that the changes to our LTI program enhance this alignment and ensures the experience of our executives is consistent with that of shareholders. We will continue to review and, where appropriate, adjust our compensation and disclosure practices to enhance their pay-for-performance linkage and transparency.

On behalf of the Board and the HRCC, we thank you for taking the time to read our disclosure and encourage you to vote in favour of our approach to executive compensation.

Sincerely,

“Ian W. Telfer”	“Kenneth F. Williamson”

Chairman of the Board	Chair of the Human Resources and Compensation Committee

Note:

1.	For non-GAAP performance measures, such as AISC, see our MD&A for the year ended December 31, 2017.

COMPENSATION DISCUSSION AND ANALYSIS

HIGHLIGHTS

•	NEO COMPENSATION REMAINED RELATIVELY CONSTANT AS CORPORATE PERFORMANCE IMPROVED

•	STOCK OPTION GRANTS ELIMINATED

•	INCREASED WEIGHTING OF PERFORMANCE SHARE UNITS IN LTI MIX

•	NEW COO AND CFO APPOINTED

CD&A Executive Summary

Our long-term corporate strategy is central to all of our business decisions, including those related to our executive compensation programs. We endeavour to provide our shareholders with superior returns while maintaining our company-wide commitment to responsible and sustainable growth. Our compensation programs are designed to attract, motivate and retain diverse high-caliber executives and align their interests with superior and sustainable performance over the long-term in a manner that is fair to our shareholders.

Goldcorp maintains a pay comparator group (the “Pay Comparator Group”) to provide competitive market context on pay levels, mix, and design practices. The Pay Comparator Group is carefully reviewed each year by the HRCC to ensure it continues to reflect our size, operations, and geography.

Our philosophy is to target base salary and total direct compensation (i.e. the combined value of base salary, target short-term incentive (“STI”) and LTIs) at the median of the Pay Comparator Group. In using this data to set the target compensation for each of our NEOs, the HRCC considers a range of relevant factors, including the tenure and experience of each executive, along with their role and responsibilities at Goldcorp.

Elements of Compensation

Our compensation consists primarily of the following components:

•	Base Salary – we pay base salaries to each NEO based on their role and responsibilities, experience, performance and expected future contribution, and any retention considerations.

•	Annual STI - Our NEOs participate in the annual STI plan, which is at-risk compensation that rewards NEOs for performance achieved against pre-determined annual goals.

•	LTI Awards – Our NEOs receive LTIs which are designed to promote long-term motivation and retention of our executives, and to align compensation with the experience of our shareholders. Currently PSUs and RSUs are the only LTIs being granted by Goldcorp, and they are weighted 75% and 25%, respectively.

•	Retirement Benefits – we make contributions to supplemental executive retirement plans on behalf of our executives.

For 2017, approximately 75% to 81% of NEO compensation is “at-risk” to better align executive pay with our shareholders’ experience. Our NEO compensation levels for 2017 remained largely consistent with 2016 despite our improved corporate performance in 2017.

Measuring Performance - Corporate

We use a combination of corporate and individual performance to measure the annual success of the Company and of our NEOs. At the start of each year the Board, upon recommendation from the HRCC, adopts a corporate performance scorecard that sets out key performance indicators to guide and motivate executives to execute on our strategy over the course of the year. At the end of the year and considering the CEO’s input, the HRCC assesses the corporate performance against each indicator and recommends to the Board an aggregate corporate performance score (between 0% to 200% of target).

Our corporate performance score for 2017 was realized at 110%. This was a result of the progress we made towards our 20/20/20 plan and important contributions from each of our NEOs. Among other things, we were successful in (i) reducing AISC from $894 per ounce to $824 per ounce; (ii) achieving guidance with production of 2.6M ounces; and (iii) growing our gold mineral reserves, net of depletion, by approximately 26%. See page 37 for a further discussion of our performance in 2017.

Measuring Performance – Individual

Concurrently with the setting of the corporate goals, performance goals are established for each NEO.

President and CEO

The President and CEO’s individual performance is assessed against achievement of corporate objectives and is approved by the HRCC. The President and CEO’s individual performance is rated on a scale of one to five, on the basis of a recommendation by the HRCC for final approval by the Board. Each rating corresponds to a percentage multiplier from 0% to 200% of target (three corresponds with 100%) which is applied to the individual component of the executive’s STI.

Other NEOs

Our other NEOs establish objectives for their portfolios that are aligned with our corporate objectives and are presented to the President and CEO for approval. At year’s end, ratings are determined on a scale of one to five by the President and CEO and put forward to the HRCC for their review and recommendation to the Board for final approval. Individual performance for all NEOs is then assessed and measured against the approved objectives. The same rating scale applies as was described above for the President and CEO.

The corporate and individual scores are then taken into account by the HRCC when making recommendations on NEO compensation to the Board. Individual scores for our NEOs ranged between 100% and 144% of target.

Introduction

The following CD&A details the compensation programs in which our NEOs participated for the year ended December 31, 2017. For the purposes of this discussion, the following individuals are the NEOs of Goldcorp:

Our NEOs

Name	Title
David A. Garofalo	President and CEO
Jason Attew	EVP, CFO and Corporate Development
Todd White	EVP and COO
Charlene A. Ripley	EVP, General Counsel
Brent G.J. Bergeron	EVP, Corporate Affairs and Sustainability
Russell Ball	Former EVP, CFO and Corporate Development (until October 26, 2017)

Note on Currency

Our official financial reporting currency is US dollars, however our primary currency for compensation purposes is Canadian dollars. All of our NEOs are paid in Canadian dollars for cash compensation, and awarded Canadian-denominated equity LTI awards. In order to provide more transparent and understandable disclosure, we have reported in Canadian dollars in select tables throughout the CD&A (clearly noted as “C$”). In all other cases, dollar values are reported in US dollars, converted from Canadian dollars using the average 2017 exchange rate of C$1.00 = US$0.77.

Compensation Philosophy and Principles

Our compensation programs are designed to attract, motivate and retain diverse, high-caliber executives and align their interests with superior and sustainable performance over the long-term in a manner that is fair and reasonable to our shareholders. The following key principles guide the development of our compensation programs:

•	Aligned – the use of equity-based incentives and share ownership guidelines aligns executives’ long-term financial interests with those of our shareholders, and encourages behaviour that drives sustainable long-term performance.

•	Strategic – by linking short-term and long-term incentive compensation to our company performance through stretch performance targets, we tie rewards to the successful execution of our business strategy.

•	Competitive – the use of the Pay Comparator Group ensures we understand the external market for talent, informing how we design our programs to help us recruit and retain experienced, diverse, high-caliber executives in the competitive mining industry.

•	Transparent – by being transparent, we seek to ensure that executives and shareholders understand our executive compensation programs; their objectives, mechanics, and the compensation levels and opportunities provided.

•	Risk-sensitive – designing compensation programs that support our Enterprise Risk Management system helps to ensure that management is focused on generating sustainable shareholder value within a risk managed environment.

•	Responsive – by emphasizing operational performance measures that are directly influenced by the prices of gold, silver, copper, lead and zinc, we tie our executives’ compensation to the fluctuations of commodity prices and our performance delivered against that backdrop, further strengthening the connection to Goldcorp’s performance.

Compensation Risk Management

Each year the HRCC reviews our compensation programs to ensure they are aligned with our pay philosophy and strategy and that they encourage behaviours that drive sustainable long-term performance while discouraging excessive risk taking. Our 20/20/20 plan is an example of long-term planning that our compensation programs are designed to reward. Over time, our commitment to increasing production by 20%, decreasing AISC by 20% and growing our gold mineral reserves by 20% is expected to result in long-term shareholder value.

Our executive compensation mix and design is consistent with prudent risk management and incorporates a mix of STIs (including cash bonuses) and LTI programs, with a significant portion of compensation awarded in the form of “at-risk” pay. Incentive programs are tied to a mix of financial, operational, and strategic metrics and incorporate a holistic performance evaluation process, which considers the quality and sustainability of results. The HRCC has concluded that there were no significant risks arising from our compensation policies and practices that are likely to have a material adverse effect on Goldcorp. In forming this conclusion, consideration was given to the limited compensation-related risks within the broader organization, the involvement and authority of the Board in both compensation and risk management oversight, and the presence of compensation program features and policies which discourage inappropriate or excessive risk-taking and promote a culture of ownership among our senior executives. These features and policies are outlined in the table below:

Risk Management Practice	Who it applies to	Overview and Why it Matters
Compensation Risk Management Policies

Clawback policy	CEO and EVPs

•  Every executive agrees to have their incentive compensation (annual STI and LTIs) clawed back if there is a material financial restatement whereby the executive engaged in misconduct received higher incentive compensation than he or she would have received absent the misconduct and resulting restatement.

Anti-Hedging policy	All directors, executives and employees

•  Prohibits hedging Goldcorp securities that they directly or indirectly own or exercise control over.

•  Prohibits all trading in publicly-traded options, puts, calls or other derivative instruments related to our securities.

Share ownership guidelines	CEO, EVPs, Senior Vice Presidents (“SVPs”), Vice Presidents (“VPs”) and Mine General Managers (“MGMs”)	• Required to hold Goldcorp common shares (unvested equity not included) worth a specified multiple of base salary. • Aligns the interests of senior management with the long-

term interests of shareholders.

Payout caps	All employees	• Maximum payout limits under our STI and PSU plan of 200% of target.

Double trigger vesting of equity upon change of control	All employees with LTI	• LTI awards are subject to double trigger vesting (i.e. change of control and subsequent termination without cause or resignation with good reason).

Post-termination/retirement shareholding obligation	CEO	• Under the terms of his employment agreement, Mr. Garofalo is prohibited from selling his Goldcorp shareholdings for one-year following a voluntary resignation, retirement or termination for cause.

Pay Comparator Group

Goldcorp maintains a Pay Comparator Group to provide competitive market context on pay levels, mix, and design practices. The Pay Comparator Group is carefully reviewed each year by the HRCC to ensure it continues to appropriately reflect our size, operations, and geography.

The Pay Comparator Group was developed using the following selection criteria to identify companies:

•	Publicly-traded;

•	Engaged in mining or other natural resource industries;

•	Headquartered in North America;

•	Subject to similar industry dynamics, namely capital intensive and subject to commodity price cycles;

•	Similar in terms of size, scale and complexity relative to our operations; and/or

•	Competitors for executive management talent.

Pay Comparator Group for 2017

Company	Primary Industry	Headquarters	Market Cap [1] (million C$)	Total Enterprise Value [1] (million C$)	Revenue (million C$) [2]	Assets (million C$) [2]
Freeport-McMoRan Inc.	Diversified Metals and Mining	United States	$34,420	$50,774	$19,920	$46,655
Barrick Gold Corporation	Gold	Canada	$21,198	$29,235	$11,495	$31,337
Newmont Mining Corporation	Gold	United States	$25,095	$27,726	$9,014	$26,043
Agrium Inc.	Fertilizers and Agricultural Chemicals	Canada	$18,426	$25,962	$17,017	$21,007
Cenovus Energy Inc.	Integrated Oil and Gas	Canada	$14,107	$25,569	$12,134	$42,572
Teck Resources Limited	Diversified Metals and Mining	Canada	$18,968	$24,341	$9,300	$35,468
Potash Corporation of Saskatchewan Inc.	Fertilizers and Agricultural Chemicals	Canada	$26,024	$23,983	$5,267	$21,687
Encana Corporation	Oil and Gas Exploration and Production	Canada	$16,319	$20,847	$4,289	$18,953
Agnico Eagle Mines Limited	Gold	Canada	$13,331	$13,816	$2,872	$9,843
Kinross Gold Corporation	Gold	Canada	$6,759	$7,657	$4,664	$10,110
Yamana Gold Inc.	Gold	Canada	$3,718	$5,771	$2,401	$11,241
Cameco Corporation	Coal and Consumable Fuels	Canada	$4,595	$5,737	$2,431	$7,711
Eldorado Gold Corporation	Gold	Canada	$1,442	$1,596	$581	$6,377
75th Percentile			$23,147	$26,844	$11,815	$33,403
Median			$16,319	$23,983	$5,267	$21,007
25th Percentile			$5,677	$6,714	$2,652	$9,977
Goldcorp Inc.	Gold	Canada	$13,901	$17,189	$4,715	$27,420
Percent Rank			41%	39%	43%	66%

Notes:

1.	Market Cap and Total Enterprise Value numbers calculated as at December 31, 2017.
2.	Revenue and assets are as of fiscal year end according to the most recent financial information publicly available for these companies.

Target Pay Positioning

Our philosophy is to target base salary and total direct compensation (i.e. the combined value of base salary, target STI and LTIs) at the median of the Pay Comparator Group as we believe this level of pay appropriately incentivizes our executives while remaining aligned with our pay philosophy. When setting target compensation for each of our NEOs with reference to this data, the HRCC also considers a number of other relevant factors, including the tenure and experience of each executive, along with their role and responsibilities at Goldcorp. Perquisites, benefits, and retirement benefits are intended to be competitive with similarly sized companies operating in Canada.

Components of Goldcorp’s Executive Compensation Program

Component	Risk	Objectives	Time Frame	Description
Total Direct Compensation (“TDC”)
Base Salary	Fixed	Provides competitive level of fixed compensation	Annually	• Targeted at peer group 50th percentile, however, individual NEO salary reflects role and responsibilities, skills and individual experience • Only fixed component of total direct compensation

STI	Variable	Rewards short-term execution of operational, financial, growth and leadership priorities	One year	• Cash bonus • Payouts can range from 0% to 200% of target based on combination of corporate and individual performance

PSU Plan (PSUs)	Variable	Rewards long-term performance and incentivizes sustainable shareholder value creation	Three years

•  Annual grants

•  Three-year cliff vesting (between 0% to 200% of PSUs granted)

•  Vesting based on pre-defined performance criteria

•  2016 awards: relative and absolute total shareholder return (“TSR”) performance vs. the S&P/TSX Global Gold Index

•  Effective 2017 performance criteria are NAV growth per share and TSR performance vs. a select TSR peer group (See page 44 for further details)

RSU Plan (RSUs)	Variable	Promotes retention and rewards long-term sustainable shareholder value creation	Three years	• Annual grants • RSUs vest equally over three years, beginning on the first anniversary of grant

Stock Option Plan	Variable	Rewards long-term shareholder value creation	Seven years	• Options vest equally over three years, beginning on the first anniversary of grant • Options were eliminated for 2016 and 2017

Other Components

Employee Share Purchase Plan (“ESPP”)	N/A	Promotes share ownership	N/A	• Voluntary share purchase plan • Employee contributions of up to 10% of base salary with Company matching contribution of 50%, up to 3% of salary

Retirement Benefits	N/A	Assist with attraction and retention	One year	• Voluntary participation in group RRSP
			Five years	• Supplemental executive retirement plan (SERP)

Target Pay Mix

Our compensation programs include a mix of fixed and “at-risk” pay, awarded as a combination of cash and equity-based compensation (PSUs, RSUs and STI). The majority of our NEOs’ target compensation is variable at-risk pay that is dependent upon performance relative to Board-approved goals, as well as share price performance.

The “at-risk” component of target direct compensation is 81% for our President and CEO and 76% for our EVPs. For 2017, approximately 57% and 56% of CEO and EVP compensation, respectively, was awarded in the form of LTIs – PSUs and RSUs. Starting in 2017, stock options were eliminated from the mix of LTIs granted to our NEOs. Currently, the target LTI mix for all of our executives is 75% PSUs and 25% RSUs (from 50% PSUs, 25% RSUs and 25% stock options). We believe the increased proportion of compensation that is performance-based promotes better long-term decision making and further aligns executive compensation with the shareholder experience. Of Mr. Garofalo’s target direct compensation, 67% is in the form of performance-based compensation (PSUs and STI) which is in the top quartile of our compensation peers.

Base Salary

NEO base salaries are targeted at the median of the Pay Comparator Group, and set with consideration to each NEO’s role and responsibilities, experience, performance and expected future contribution, and any retention considerations. Base salaries for each EVP are reviewed by the HRCC upon recommendation from the CEO, and then presented to and approved by the Board. The HRCC annually reviews the CEO’s base salary considering the factors described above and makes a recommendation to the Board for approval.

2017 Base Salaries

Executive	Position	2016 Base (C$)	2017 Base (C$)	% Change
David Garofalo	President and CEO	1,250,000	1,350,000	8%
Jason Attew[1]	EVP, CFO and Corporate Development	425,000	462,500	9%
Todd White[2]	EVP and COO	480,000	650,000	35%
Charlene Ripley	EVP, General Counsel	575,000	600,000	4%
Brent Bergeron	EVP, Corporate Affairs and Sustainability	525,000	560,000	7%
Russell Ball[3]	Former EVP, CFO and Corporate Development	850,000	850,000	0%

Notes:

1.	Mr. Attew was promoted to EVP, CFO and Corporate Development effective October 26, 2017.

2.	Mr. White was promoted to EVP and COO on January 1, 2017 from SVP, Technical Services. The change in his salary reflected his expanded duties upon promotion.
3.	Mr. Ball departed Goldcorp effective December 31, 2017.

STI Plan

Our NEOs participate in the annual STI plan, which is at-risk compensation that rewards NEOs for performance achieved against pre-determined annual goals.

STI targets are expressed as a percentage of base salary, with actual payouts based on a performance multiplier dependent on both corporate and individual performance. The actual performance multiplier achieved can range between 0% and 200% of target.

STI awards are capped at 200% of target

Performance Multiplier (0-200%)

Target STIs and Performance Weighting

The table below outlines NEO STI targets expressed as percentage of base salary along with the corresponding corporate and individual performance weightings. Note that weightings vary across the organization, with corporate performance receiving a higher weighting for more senior employees and executives.

NEO	2017 Base (C$)	2017 STI Target			Performance Weighting
		% of Salary	C$		Corporate	Individual
David Garofalo	1,350,000	125%	1,687,500		80%	20%
Jason Attew	462,500	61%[1]	281,000	[1]	68%	32%
Todd White	650,000	80%	520,000		70%	30%
Charlene Ripley	600,000	80%	480,000		70%	30%
Brent Bergeron	560,000	80%	448,000		70%	30%
Russell Ball	850,000	80%	680,000		70%	30%

Note:

1.	Mr. Attew’s 2017 STI was pro-rated; performance was assessed on approximately 10 months in the position of SVP, Corporate Development and Strategy, and approximately 2 months in the position of EVP, CFO and Corporate Development.

No changes have been made to the NEO STI target awards for 2018. Mr. Attew’s full year target STI percentage for 2018 is 80%, in line with our other EVPs.

Corporate Performance Scorecard

At the start of each year, the Board, upon recommendation from the HRCC, adopts a corporate performance scorecard that sets out key performance indicators to guide and motivate executives to execute on our strategy over the course of the year. At the end of the year and considering the CEO’s input, the HRCC assesses the corporate performance against each indicator and recommends to the Board an aggregate corporate performance score between 0% to 200% of target.

The Board may, in its sole discretion, exercise its informed judgment in making final executive compensation decisions and adjust the calculated individual or corporate performance score up or down, as appropriate, to better reflect performance. In 2017, this discretion was exercised and the HRCC made a downward adjustment to the corporate performance score for the year as well as the individual performance scores under the STI plan for most of the NEOs. The HRCC then made a recommendation in respect of the performance scores to the Board, which was accepted.

The corporate scorecard aligns with our strategic direction and is based on four broad corporate performance categories, which are assessed against specific and measurable key performance indicators. This design provides the HRCC with a comprehensive overview of the organization’s performance to ensure STI payouts are aligned with our results relative to our strategic plan.

2017 was a strong year for Goldcorp as we continued to build on the transformative work undertaken during 2016 in connection with the implementation of our decentralized organizational model. This is reflected in performance achievements captured below in the corporate performance scorecard. The following table sets out the corporate performance scorecard and resulting achievements for 2017.

2017 Corporate Performance

A note on scorecard metrics – Scorecard metrics relating to gold production, AISC and reserve growth are based on “Goldcorp-operated” sites only and do not include inputs from operations in which we have an ownership interest, but are not the operator (i.e., Pueblo Viejo).

Category (Weight)	Key Performance Indicator	Threshold 0%	Target 100%	Max 200%	2017 Result[1]	Category Score

	Gold Production from Goldcorp operations[1] (000s oz)	1,950	2,053	2,156	2,033

	AISC of Goldcorp Operations[1] ($/oz)	939	894	850	873

	OE 2.0 Benefits	• Implement and execute OE 2.0 benefits			We had a successful year in respect of this goal. Our program to identify $250m in sustainable annual efficiencies by the middle of 2018 is on track with $200m achieved by the end of 2017.

Operational Excellence (50%)	Innovation Initiatives	• Implement and execute per the Digital Strategy (i.e., Eco Tails)			We continue to make progress with respect to our EcoTails, Waste to Ore and Watson initiatives and look forward to further progress on these fronts in 2018.

	Project Execution	• Execution of Pyrite Leach, Musselwhite Materials Handling and Borden projects on schedule and on budget

We succeeded in achieving this goal in 2017.

•  The Pyrite Leach project at Peñasquito was advanced ahead of schedule and is on budget. It is expected to commence commissioning in Q4 2018

•  The Musselwhite Materials Handling project advanced as planned and now has a detailed engineering study mostly completed. It remains on schedule and is expected to be completed, under budget, in Q1 2019

•  At Borden, the construction of surface infrastructure to support the development of the exploration ramp is now complete. The mine is expected to begin commercial production, as planned, in the second half of 2019.

						52%

	Relative TSR (% Rank)	<0.25	0.50	0.75	0.4

Financial Excellence (10%)	NAV growth (% change/common share)	0	5	10	7	9%

	Free Cash Flow (M$USD)[2,3]	289	579	868	564

Growth (20%)	Replace Mined Reserves (M oz)	31.4	33.1	34.7	36.3	25%

Category (Weight)	Key Performance Indicator	Threshold 0%	Target 100%	Max 200%	2017 Result[1]	Category Score

	Grow Mineral Resources (M oz)	36.5	38.3	40.2	34.3

	Acquisitions and Asset Quality	• Complete significant NAV accretive acquisition and manage portfolio to enhance asset quality			We achieved this goal through the acquisition of our 50% interest in the Norte Abierto Project and the divestiture of Los Filos, Camino Rojo and Cerro Blanco

	Safety – Achieve Zero Fatalities	1	0	—	0

	Safety - Improve safety performance as measured by AIFR to be 0.9 or better	1.0	0.90	0.80	0.71

	Safety	• Improve employee engagement and supervisory capability through a new leadership investment program (StepIN)			We achieved this goal through the advancement of StepIN at all of our sites. Further, each of our sites received training in a new “root cause analysis” method to assist with the investigation of incidents.

Leadership (20%)	Sustainability

•  Ensure all sites have a “Toward Zero Water” project identified and budgeted for implementation in 2018

•  Implement sustainability performance indicators at all sites and set medium and long term sustainability objectives for all individual sites

					We achieved this goal through by identifying and budgeting Towards Zero Water projects at each site. Sustainability performance indicators were also identified at each site.

	Risk Management	• Enhance transparency and insight into enterprise risks through (i) embedding risk management process into the annual planning processes; and (ii) strengthening the ERM governance framework			We achieved this goal by developing and embedding a risk management process into our annual planning and budgeting processes. Further, our global risk integration project remains on track to go-live in 2018.	24%

	People

•  Enhance business performance and employee engagement by strengthening gender diversity throughout the organization with a focus on entry level and middle management roles

•  Grow our people with the implementation of an integrated behavioural-based competency and leadership development program (StepUP)

					We achieved this goal through the collection of baseline diversity data and the review of key corporate policies to identify opportunities for enhancement. We also established 2020 diversity objectives and will utilize key performance indicators to measure performance. The first StepUp module was rolled out to Executives, Directors and Managers and we integrated StepUp in our year-end performance evaluation.

Overall Corporate Score						110%

Notes:

1.	“Goldcorp Operations” refers to projects that we operate. It does not include operations in which we have an ownership interest but are not the operator.
2.	Free cash flow before reinvestment, Goldcorp operated assets, normalized for commodity prices and foreign exchange fluctuations.
3.	For non-GAAP performance measures, such as free cash flow, see our MD&A for the year ended December 31, 2017.

Based on our performance against the corporate metrics defined above, the HRCC recommended a score of 110%, which was approved by the Board. For more information please see our “Letter to Shareholders” on page 27.

2017 corporate performance score of 110% aligned STI awards with performance achieved

2017 was a strong year for Goldcorp as we continued to build on the transformative work undertaken in 2016 in connection with the implementation of our decentralized organization model and the implementation of our 20/20/20 plan. Our achievements in 2017 included:

•	Reduced AISC from $894 per ounce to $824 per ounce and we remain on track to achieve our target of $700 per ounce by 2021.

•	Achieved guidance with production of 2.6M ounces in 2017 and we remain on track to achieve our target of 3.0M ounces per year by 2021.

•	Increased our gold mineral reserves, net of depletion, by approximately 26% from 42.3M to 53.5M ounces, and we remain on track to achieve our target of 60M ounces of gold mineral reserves by 2021.

•	Achieved 80%, or $200M, of our $250M target of sustainable annual efficiencies, through a combination of cost reductions and productivity improvements. 2018 will see a full year benefit on the $200M achieved and we expect to deliver the final $50M of the $250M target in the first half of 2018. This program is likely to be extended and our efficiency target increased once we meet our $250M target.

•	Achieved the strongest safety performance in our history. Delivering a year-over-year 37% reduction of our AlFR and achieving zero fatalities.

•	Maintained our growth pipeline by acquiring a 50% interest in the Norte Abierto Project (formerly the Cerro Casale/Caspiche Project).

•	Repositioned our portfolio through the disposition of $500M in non-core assets which we are reinvesting in our enviable core assets.

•	Invested in people because we know that having the right talent is key to the successful execution of our strategic priorities. We have hired industry leaders for mine management, technical services, and head office functions as well as made advances in our diversity and inclusion strategy. We also augmented the Board with the appointment of Matthew Coon Come and Charlie Sartain to (i) better represent our stakeholders and our commitment to social responsibility and the communities we partner with; and (ii) to increase the operational expertise of our Board.

•	Invested in processes such as our Pyrite Leach project at Peñasquito, which is expected to be completed by the end of 2018 and will recover gold and silver from our tailings (formerly waste product), adding around 1M ounces of gold and 44M ounces of silver over the mine life. Similarly, the Materials Handling project at Musselwhite is expected to increase production by 20% while reducing operating costs by 10% and has the potential to extend the mine life through further conversion of resources.

•	Invested in our sustainable future through our Towards Zero Water initiative, including the Eco-Tails technology. These are expected to significantly reduce the use of fresh water and risk around the management of tailings facilities. Not only is this the right approach for sustainability and surrounding communities, these initiatives significantly reduce our mining footprint. We also announced the world’s first, modern fully electric underground mine at Borden, which will eliminate the use of diesel fuel and propane gas.

Individual Performance

At the beginning of the year, each NEO (other than our President and CEO) establishes objectives for their portfolios aligned with our corporate objectives, which are presented to the President and CEO for approval. Their individual performance is then assessed and measured against the approved objectives. Ratings are determined on a scale of one to five by the President and CEO and put forward to the HRCC for their review and recommendation to the Board for final approval. Each rating corresponds to a percentage multiplier from 0% to 200% of target (three corresponds with 100%) which is applied to the individual component of the executive’s STI award. Details regarding individual goals and achievements for our NEOs are provided in the section titled “Other NEO Compensation & Review” on page 53.

The President and CEO’s individual performance is assessed against the corporate performance objectives as approved by the HRCC and the Board. The President and CEO’s personal performance is also rated on a scale of one to five, on the basis of a recommendation by the HRCC for final approval by the Board. Mr. Garofalo does not have a role in determining his own compensation.

Details of the individual goals and achievements for our President and CEO, and other NEOs are set out in the sections titled “CEO Compensation & Review” and “Other NEO Compensation & Review” starting on page 53. In summary, STI awards are subject to the discretion of the Board, commensurate with the position and performance of both the individual and Goldcorp. An award in any year does not guarantee an award in any subsequent year.

2017 STI Awards

As a result of the corporate and individual performance described above, the following STI payouts were approved by the Board for NEOs in respect of 2017 performance:

Executive	2017 Target STI (C$)		Performance			2017 STI Award (C$)	% of Target
			Corporate	+	Individual
David Garofalo	1,687,500		80% x 110%	+	20% x 125%	1,907,000	113%
Jason Attew	281,000	[1]	68% x 110%	+	32% x 144%	341,000	121%
Todd White	520,000		70% x 110%	+	30% x 100%	556,000	107%
Charlene Ripley	480,000		70% x 110%	+	30% x 112.5%	532,000	111%
Brent Bergeron	448,000		70% x 110%	+	30% x 112.5%	496,000	111%
Russell Ball	680,000		70% x 110%	+	30% x 100%	727,600	107%

Note:

1.	Mr. Attew’s 2017 STI award was pro-rated; performance was assessed on 10 months in the position of SVP, Corporate Development and Strategy (individual performance assessed at 150%), and 2 months in the position of EVP, CFO and Corporate Development (individual performance assessed at 112.5%).

Long-term Incentives (LTIs)

Our NEOs receive LTIs which are designed to promote long-term motivation and retention of our executives, and to align compensation with the experience of our shareholders.

During 2016, a thorough review of the LTI program was undertaken which considered feedback from several of our shareholders. As a result, a number of changes were made to our 2017 compensation:

•	Stock options were removed from the LTI mix;

•	The weighting of PSUs was increased from 50% to 75% of the target mix, with the weighting of RSUs unchanged at 25% of the mix;

•	Target awards were reduced by 25% to better align our grant practices with those of our Pay Comparator Group; and

•	A front-end modifier of +/-25% was adopted to allow for performance sensitivity on the sizing of annual LTI awards based on individual and organizational performance.

We believe that this LTI mix, weighting and front-end performance modifier will better align pay with performance, and the interests of our executives with those of our shareholders, and enable the HRCC to better account for performance at both the start and end of the performance period. The aggregate impact of these changes can be summarized as follows:

Executives	Year of Grant	Target Award Value (% of base salary)	Actual Award Value (% of base salary)	LTI Mix
				PSUs	RSUs	Options
CEO	2016	400%	Nil [1]	50%	25%	25%
	2017	300%	325%	75%	25%	0%
EVPs	2016	300%	244%	50%	25%	25%
	2017	225%	200%	75%	25%	0%

Note:

1.	Mr. Garofalo’s only LTI award in 2016 was his make-whole grant to compensate him for the equity he forfeited when he left his former employer.

Based on organizational performance the HRCC awarded below target LTI awards to each of the EVPs in each of the last two years. The President and CEO did not receive a regular annual LTI award in 2016 given he was appointed during the year and received other equity compensation in consideration of foregone compensation at his previous employer. The slightly above target LTI award granted in 2017 reflected the HRCC’s assessment of a combination of factors including Mr. Garofalo’s individual performance, strengthening his alignment with shareholders, and recognizing the significant progress in advancing the 20/20/20 strategy while achieving stable and consistent operational results.

PSUs

PSUs are notional (i.e. cash-settled) share units that cliff-vest after three years. They align the interests of eligible participants with those of shareholders by tying the number of PSUs vesting to the achievement of certain metrics over three years. At payout, each vested PSU entitles the holder to the cash equivalent of one common share at the prevailing market price, as further discussed below.

Effective for 2017 grants, two changes were made to the PSU performance measures:

•	Long-term NAV per share was added as a measure, which directly links executive pay with our strategy of growing NAV per share; and

•	A new relative TSR peer group (the “PSU Performance Group”) was introduced, replacing the S&P TSX Global Gold Index. This change is intended to provide a means for transparently assessing performance relative to those gold mining organizations that have similar commodity cycles, operations and operating priorities to us, and that are subject to similar external market forces. The new PSU Performance Group is comprised of Barrick Gold Corporation, AngloGold Ashanti Limited, Newmont Mining Corporation, Kinross Gold Corporation, Newcrest Mining Limited, Yamana Gold Inc., Agnico Eagle Mines Limited, Eldorado Gold Corporation, Randgold Resources Limited and IAMGOLD Corp.

As a result, awards made during 2017 are subject to the following performance conditions:

Performance Measure	Weight	Performance Goal			Payout Multiplier
		Threshold	Target	Maximum	Threshold	Target	Maximum
Relative TSR	50%	25th percentile	50th percentile	75th percentile	50%	100%	200%
NAV Growth Per Share	50%	0%	5%	10%	0%	100%	200%
Absolute TSR	N/A	If absolute TSR is negative, the relative TSR payout is capped at 100% of target

It should be noted that:

•	In order to ensure alignment with the shareholders’ experience, if we outperform the PSU Performance Group but have a negative absolute TSR, the relative TSR metric is capped at 100%;

•	There is no payout for performance below the threshold performance goals; and

•	Linear interpolation is used to determine the payout multiplier between the defined performance points.

PSU Multiplier Calculation

See Schedule “B” for a summary of the terms of the PSU plan.

2017 PSU Grants

During 2017, the Board, on the recommendation of the HRCC, granted a total of 350,813 PSUs to our NEOs, with a performance period from January 1, 2017 to December 31, 2019, as follows:

Executive	Number of PSUs	Value[1] (C$)
David Garofalo	146,380	3,290,622
Jason Attew	26,941	605,634
Todd White	43,372	975,003
Charlene Ripley	40,036	900,009
Brent Bergeron	37,367	840,010
Russell Ball	56,717	1,274,998

Note:

1.	Values were calculated by multiplying the number of PSUs by the fair value of the award (C$22.48) on the grant date (February 21, 2017).

2017 PSUs Payouts (2014 Grants)

No Payouts for PSUs Granted in 2014

The table below outlines the payouts made for the PSU awards that were granted in 2014 and vested on December 31, 2017.

Executive	Value at Time of Grant (2014) (C$)	Number of PSUs Vested (C$)	PSU Multiplier (%)	Value at Payout (2017) (C$)	Difference
David Garofalo [1]	N/A	N/A	N/A	N/A	N/A
Jason Attew[1]	N/A	N/A	N/A	N/A	N/A
Todd White	655,500	31,466	0	Nil	-100%
Charlene Ripley	550,000	28,676	0	Nil	-100%
Brent Bergeron	300,000	15,642	0	Nil	-100%
Russell Ball	750,000	39,104	0	Nil	-100%

Note:

1.	Mr. Garofalo and Mr. Attew were not executives of Goldcorp in 2014 and were not granted PSUs in 2014.

The chart below represents the value of the PSU awards on both the date of grant and the date of vesting. The lack of payout reinforces the alignment of our PSU plan design to our shareholder experience.

RSUs

RSUs are awarded annually as a time-based equity incentive that aligns the interests of participants with shareholders, enhances retention, and rewards the creation of shareholder value over the vesting period. Each RSU entitles the holder to one common share (settled by the issuance of a share from treasury) at the end of a restricted period determined by the Board. RSUs generally vest one-third per year beginning on the first anniversary of the date of grant. See Schedule “B” for a summary of the terms of the RSU plan.

2017 RSU Grants

During 2017, the Board, on the recommendation of the HRCC, granted a total of 116,937 RSUs to our NEOs as follows:

Executive	Number of RSUs	Value[1] (C$)
David Garofalo	48,793	1,096,867
Jason Attew	8,980	201,870
Todd White	14,457	324,993
Charlene Ripley	13,345	299,996
Brent Bergeron	12,456	280,011
Russell Ball	18,906	425,007

Note:

1.	Values were calculated by multiplying the number of RSUs by the fair value of the award (C$22.48) on the grant date (February 21, 2017).

Stock Options

Effective for 2017 compensation, options were eliminated from the annual LTI grant mix.

Benefits and Perquisites

We provide our NEOs with a selection of benefits and perquisites to ensure their overall compensation package is competitive and attractive, and in line with other Canadian organizations. Our executive employee benefits program includes extended health and dental benefits, employee and family assistance, basic life and basic accidental death and dismemberment insurance, long term disability coverage and Best Doctors coverage.

Employee Share Purchase Plan

The ESPP is intended to attract and retain employees as well as encourage employees to align their interests with those of shareholders by acquiring a stake in Goldcorp. As well, the ESPP supports the executives who are subject to share ownership guidelines in accumulating Goldcorp common shares and attaining their guidelines.

Participation in the ESPP is voluntary. All Canadian and corporate employees are eligible to participate. Employees can elect to contribute up to 10% of their salary, which is matched 50% by Goldcorp, up to a maximum of 3% of salary. Common shares for the plan are purchased in the open market. Employees have the right to vote any common shares that they own under the ESPP.

Post-Retirement and Other Benefits

Group RRSP for Canadian Corporate Employees

We sponsor a voluntary group RRSP program (“Group RRSP”) for Canadian corporate employees. Participating employees may choose to contribute between 1% and 9% of their annual base salary. We then match the employee contribution up to a maximum amount based on the annual limit set by the Canada Revenue Agency. In 2017, the limitation on our matching contribution was C$26,010 per participating employee.

Supplemental Executive Retirement Plan

We also sponsor the SERP for the CEO, EVPs and other designated executive officers in Canada. The SERP was developed for executives who work in Canada and who are subject to the limitation imposed by the Canadian Income Tax Act (“Tax Act”) on annual RRSP contributions.

The SERP is a defined contribution plan for the purposes of this circular. For the purpose of the Tax Act, the SERP is funded as a retirement compensation arrangement. It is not intended to qualify as a registered pension plan.

SERP benefits are accumulated based on 15% of annual base salary plus the paid short-term incentive award, less our contributions to the Group RRSP. Contributions under the SERP are accumulated with interest, and are payable to the executives upon retirement, death or termination without cause. Payment at retirement or voluntary termination is only allowed after participating in the plan for five years (a five-year vesting period).

The SERP is funded on an annual basis through retirement compensation arrangements held by the Royal Trust Corporation. We consider the SERP an important component of attraction and retention. During the year ended December 31, 2017, we paid a total of C$2,173,241 in contributions on behalf of all our SERP members. Of this amount, C$1,019,391 was contributed on behalf of the NEOs.

Accumulated Pension Benefits under the SERP (up to and including 2017)

Executive	Accumulated value at start of year[1] (C$)	Compensatory[1,2,3] (C$)	Accumulated value At year end[4,5] (C$)
David Garofalo	179,627	366,938	568,677
Jason Attew	21,905	70,426	95,809
Todd White	112,034	122,445	245,030
Charlene Ripley	502,739	136,245	673,749
Brent Bergeron	475,484	123,645	631,851
Russell Ball[6]	646,268	199,696	891,403

Notes:

1.	Represented in Canadian dollars.
2.	Employer contributions with respect to the year ended December 31, 2017 will be made by Goldcorp during the year ending December 31, 2018.
3.	This amount excludes the annual return value.
4.	This amount includes the annual return value.
5.	SERP benefits are fully vested following five years of SERP membership. SERP benefits are fully vested for Mr. Bergeron.
6.	SERP payout was paid to Mr. Ball on January 15, 2018 in connection with his departure. Value at year end reflects payout to SERP member. There were no compensatory contributions remitted to the SERP for Mr. Ball for 2017.

The contributions made by us on behalf of the executives to the group RRSP program during 2017 are disclosed under “All Other Compensation” in the “Summary Compensation Table” on page 61.

CEO Compensation & Review

CEO subject to one year non-solicit clause and must hold Goldcorp common shares for one-year post voluntary resignation, retirement or termination for cause

David Garofalo

President and CEO

Mr.Garofalo is Goldcorp’s President and Chief Executive Officer, a position he has held since February 29, 2016. Previously, Mr. Garofalo served as President and Chief Executive Officer and Director of Hudbay Minerals Inc. from July 2010 to December 2015. Before joining Hudbay, Mr. Garofalo served in various capacities at Agnico Eagle Mines Limited, culminating with his appointment as Senior Vice President, Finance and Chief Financial Officer.

Key Achievements in 2017

The following provides an overview of Mr. Garofalo’s individual achievements during 2017 and his corresponding individual performance score under the annual STI plan:

•	Reducing AISC from $894 per ounce to $824 per ounce in 2017 and we remain on track to achieve our target of $700 per ounce by 2021.

•	Achieving guidance with production of 2.6M ounces in 2017 and we remain on track to achieve our target of 3.0M ounces per year by 2021.

•	Growing our gold mineral reserves, net of depletion, by approximately 26% from 42.3M to 53.5M ounces, remaining on track to achieve our target of 60M ounces of gold mineral reserves by 2021.

•	Achieving 80%, or $200M, of our $250M target of sustainable annual efficiencies, through a combination of cost reductions and productivity improvements. We anticipate that 2018 will see a full year benefit on the $200M achieved and that we expect to deliver the final $50M of the $250M target in the first half of 2018. This program is likely to be extended and our efficiency target increased once we meet our $250M target.

•	Maintaining our growth pipeline by acquiring a 50% interest in the Norte Abierto Project (formerly the Cerro Casale/Caspiche Project).

•	Repositioning our portfolio through the disposition of $500M in non-core assets which we are reinvesting in our enviable core assets.

•	Investing in processes such as our Pyrite Leach project at Peñasquito, which is expected to be completed by the end of 2018 and will recover gold and silver from our tailings (formerly waste product), adding around 1M ounces of gold and 44M ounces of silver over the mine life. Similarly, the Materials Handling project at Musselwhite is expected to increase production by 20% while reducing operating costs by 10% and has the potential to extend the mine life through further conversion of resources.

•	Investing in people because we know that having the right talent is key to the successful execution of our strategic priorities. We have hired industry leaders for mine management, technical services, and head office functions as well as made advances in our diversity and inclusion strategy.

•	Invested in our sustainable future through our Towards Zero Water initiative, including the Eco-Tails technology. These are expected to significantly reduce the use of fresh water and risk around the management of tailings facilities. Not only is this the right approach for sustainability and surrounding communities, these initiatives significantly reduce our mining footprint. We also announced the world’s first, modern fully electric underground mine at Borden, which will eliminate the use of diesel fuel and propane gas.

The HRCC considered the achievement of Goldcorp’s corporate goals for 2017 and Mr. Garofalo’s personal contributions in respect of those achievements which included strong leadership that resulted in executing the 20/20/20 plan, rebalancing the asset portfolio, and enhancing the level of senior leadership, all of which position Goldcorp for future sustainable growth. They then recommended that Mr. Garofalo’s personal STI component be awarded at 125% of target. The Board approved the HRCC’s recommendation.

CEO Realized versus Realizable Payment

The graph below illustrates Goldcorp’s CEO target pay compared to actual pay awarded and realized/realizable pay. This graph provides a five-year look-back and thus includes compensation awarded to both Mr. Jeannes (retired February 2016), and Mr. Garofalo (appointed CEO February 2016).

Definitions

•	Target pay: annual base salary, target STI award, and target LTI award.

•	Awarded pay: actual base salary paid, actual STI cash payout and the grant-date value of the LTI awarded during the year (i.e. aligned with summary compensation table disclosure).

•	Realized / Realizable: actual base salary paid, actual STI cash award paid, and the vested and paid out value of the LTI award granted during the year in question (realized). If LTI has not yet vested, the value of unvested LTI outstanding as at December 30, 2017 is reflected (realizable). A 1x performance multiplier has been assumed for unvested PSUs.

As illustrated below, the realized and realizable compensation awarded to Mr. Garofalo in 2016 and 2017 is tracking below target and awarded pay, as the tracking value of unvested on-hire RSUs (one-third of the sign-on RSU award) and unvested LTI (RSUs and PSUs) are below the grant-date fair value. This is aligned with the shareholder experience over the same timeframe.

Upon his retirement in April 2016, Mr. Jeannes’ unvested LTI awards were cancelled and his outstanding vested options expired out of the money. Accordingly, Mr. Jeannes’ realized pay was ultimately well below target and awarded compensation.

Notes:

1.	Mr. Jeannes retired April 2016 at which time all unvested PSUs, RSUs and stock options were cancelled. Vested options (exercisable for 12 months after retirement) expired out-of-the money. Accordingly, cumulative TSR for the periods starting January 1 of 2013, 2014, and 2015 is based on an end date effective his retirement (April 30, 2016).
2.	Mr. Garofalo did not receive an annual LTI grant in 2016. The LTI shown in the chart for 2016 reflects the March 2016 on-hire RSU grant (225,005 RSUs), equal to the amount of bonus and LTI forfeited when he resigned from his previous role as President and CEO of HudBay Minerals Inc. One third of the award vested immediately on grant and the second third vested in March 2017. The remaining award will vest in March 2018.

CEO Compensation Look-Back

The following table presents a look-back at the amounts paid to Mr. Garofalo since the beginning of his tenure at with us:

Year	Salary (C$)	RSU Awards (C$)		PSU Awards (C$)	Non-Equity Incentive Plan Compensation (C$)		Pension Value (C$)	All Other Compensation (C$)	Total Compensation (C$)
					Annual Incentive Plans	Long- term Incentive Plans
2017	1,350,000	1,096,867		3,290,622	1,907,000	Nil	366,938	384,623	8,396,050
2016	1,250,000	4,581,121	[1]	Nil	1,156,250	Nil	174,815	1,157,702	8,319,888

Note:

1.	This represented a one-time ”make-whole“ restricted award granted at the beginning of the 2016 financial year equal to C$4,581,121 to compensate Mr. Garofalo for his 2015 bonus and equity grants forfeited upon his departure from his former employer.

Note that each grant of PSU awards are subject to a three year cliff vesting period and Mr. Garofalo has not received any cash payment in respect of these securities. PSUs granted in 2016 will vest at the end of 2018 while PSUs granted in 2017 will vest at the end of 2019. See the “Summary Compensation Table” below for the details of Mr. Garofalo’s compensation for each of the subject years.

CEO Equity Ownership

The following table sets out the ownership interest of Mr. Garofalo in our common shares and RSUs as at December 31, 2017:

Security	Number	Value[1] (C$)	% of Total
Common Shares	99,671	1,597,726	45%
RSUs	124,128	1,989,771	55%
TOTAL		3,587,497	100%

Note:

1.	Valued based on closing share price of C$16.03 as at December 29, 2017. In the case of RSUs the value represents the value of the unvested share entitlement on the basis of the closing share price of C$16.03 on December 29, 2017.

Other NEO Compensation & Review

The following discussion provides an overview of the individual achievements of each of the other NEOs during 2017 as well as their individual performance score under the STI plan:

Jason Attew

EVP, CFO and Corporate Development

Mr. Attew was appointed EVP, CFO and Corporate Development on October 26, 2017. Previously, Mr. Attew was our SVP, Corporate Development and Strategy, beginning in August, 2016. Mr. Attew has more than 20 years of experience in the mining sector, including as Managing Director, Global Metals and Mining at BMO Capital Markets. Mr. Attew has extensive capital markets experience including advising on some of the most formative and transformational mergers and acquisitions transactions in the mining sector. Mr. Attew holds a Bachelor of Science (Honours) from the University of British Columbia and a MBA from Queen’s University.

Mr. Attew’s 2017 achievements included:

•	Assuming the CFO role in the fourth quarter of 2017.

•	Leading our corporate strategy including completing a rationalization of our asset portfolio including the sales of the Los Filos Mine, the Camino Rojo Project, our interest in the San Nicolas Project and the Cerro Blanco Project as well as optimization of our portfolio including the acquisition of the El Morro gold stream.

•	Acquiring our 50% interest in the Norte Abierto Project and structuring the joint-venture governance committees.

•	Together with our Investor Relations team, meeting with all influential sell side analysts covering Goldcorp.

The HRCC approved a personal score for Mr. Attew of 144% of target, which was ultimately approved by the Board.

Todd White

EVP and COO

Mr. White was appointed EVP and COO on January 1, 2017. His multinational background in large-scale development projects, management systems and operational efficiency over two decades led to his appointment as SVP, Technical Services and Business Excellence, at Goldcorp in July 2014. Mr. White was formerly SVP, South America, at Newmont Mining Corporation, responsible for leading business excellence, operations and environmental stewardship. Mr. White’s objectives are to underscore a culture of continuous performance improvement and implement new opportunities to advance corporate social responsibility and sustainability through technical innovation. He holds a Bachelor of Science degree from the University of Nevada.

Mr. White’s 2017 achievements included:

•	Leading Goldcorp to the strongest safety performance in its history. Achieving zero fatalities and an AIFR of 0.71.

•	Achieving guidance with production of 2.6M ounces in 2017 and we remain on track to achieve the midpoint of our guidance of 3.0M ounces per year by 2021.

•	Achieving AISC of $824 per ounce across our operations, in line with the midpoint of our improved guidance of $825.

•	Keeping our Peñasquito Pyrite Leach project and Musselwhite Materials Handling project on schedule and budget.

•	Overseeing improved operating efficiencies at the newest Goldcorp mines of Éléonore and Cerro Negro to achieve targeted mining and milling ramp up targets.

The HRCC approved a personal score for Mr. White of 100% of target, which was ultimately approved by the Board.

Charlene A. Ripley

EVP, General Counsel

Ms. Ripley was appointed our EVP, General Counsel effective April 1, 2013. Prior to her role with us, Ms. Ripley served as SVP & General Counsel at Linn Energy in Houston. She is a member of The Law Society of British Columbia, the Law Society of Alberta, the Texas State Bar and the Canadian Bar Association. Ms. Ripley also holds a Bachelor of Arts, with distinction, from the University of Alberta and earned her law degree from Dalhousie University in Halifax, Nova Scotia. Ms. Ripley is a director of Keyera Corp. (TSX:KEY) and serves on the Health Safety and Environment Committee.

Ms. Ripley’s 2017 achievements included:

•	Embedding risk management into our annual planning process through the incorporation of new risk management requirements within our budgeting practices. Drove enhanced risk management collaboration across Goldcorp through implementation of a common technology platform.

•	Continuing to mature the legal function by strengthening its efficiency and cost effectiveness by: (i) fostering stronger communication and collaboration within the legal team, internal customers and external legal service providers through frequent feedback sessions, surveys, scorecards and focused engagement; (ii) developing and utilizing key performance indicators to measure and modify legal services and moving the majority of external legal spend from inefficient hourly billing to alternative fee arrangements; and (iii) leveraging technology to enhance legal operations and cost management.

•	Overseeing the successful implementation and delivery of the first module of our StepUP behavioural-based competency and leadership development program.

•	Enhancing our business performance and employee engagement by strengthening diversity and inclusion throughout the organization through the development of our Diversity and Inclusion Strategy.

The HRCC approved a personal score for Ms. Ripley of 112.5% of target, which was ultimately approved by the Board.

Brent Bergeron

EVP, Corporate Affairs and Sustainability

Mr. Bergeron was appointed our EVP, Corporate Affairs and Sustainability effective January 12, 2015. Mr. Bergeron has 20 years of international and government relations experience in many sectors such as government software, broadcasting, telecommunications and utilities. He has held progressively senior positions at various companies in Canada and Mexico where he was responsible for government relations and business development activities in Latin America, Africa, Europe and Asia. Mr. Bergeron has a Bachelor of Arts (Economics) and Master of Arts (Economics) degree from Carleton University.

Mr. Bergeron’s 2017 achievements included:

•	Establishing Goldcorp’s leadership position within the industry by taking leadership roles in various policy initiatives, including being named as the new Chairperson of the Environmental and Social Committee at ICMM, participating on the executive committee of the Mining Association of Canada and acting as the Chairperson of the Indigenous Works Advisory Committee of Researching Indigenous Partnership.

•	Optimizing the Corporate Affairs and Sustainability departments, resulting in a departmental spend of nearly 20% below budget.

•	Implementing sustainability performance indicators at all sites and setting medium and long term sustainability objectives for all individual sites.

•	Developing and communicating our “Towards Zero Water Strategy”.

•	Providing successful support of Goldcorp’s corporate development initiatives through the evaluation of social and political risk relating to any proposed transaction.

The HRCC approved a personal score for Mr. Bergeron of 112.5% of target, which was ultimately approved by the Board.

Russell D. Ball

Former EVP, CFO and Corporate Development

Mr. Ball was our EVP, CFO and Corporate Development from March 6, 2016 to October 26, 2017. From December 1, 2014 to March 6, 2016 he was our EVP of Corporate Development and prior to that appointment he was our EVP Capital Projects from May 21, 2013. Prior to his roles with us, Mr. Ball served in varying capacities for Newmont Mining Corporation culminating with his appointment as EVP and CFO. He is both a Chartered Accountant from the Institute of Chartered Accountants of South Africa (1993) and a Certified Public Accountant in Colorado (1994). Mr. Ball graduated from the University of Natal in South Africa with a Masters degree in Accounting.

Mr. Ball’s 2017 achievements included:

•	Acquiring our 50% interest in the Norte Abierto Project

•	Overseeing our corporate strategy including completing a rationalization of our asset portfolio including the sales of the Los Filos Mine, the Camino Rojo Project, our interest in the San Nicolas Project and the Cerro Blanco Project as well as optimization of our portfolio including the acquisition of the El Morro gold stream

•	Implementation of a planned orderly succession in the CFO role including the development of Mr. Attew

•	Succession in the of key roles of Controller, CFO of our Canada Region, VP Treasurer and VP Corporate Development

The HRCC approved a personal score for Mr. Ball of 100% of target, which was ultimately approved by the Board.

Cost of Management

The table below provides the total cost of our NEO compensation.

Year	Total NEO Compensation (C$)	Total NEO Compensation as a % of Earnings from Operations	Total NEO Compensation as a % of Shareholder Equity
2017	25,585,652	4.0%	0.1%
2016	24,177,017	4.3%	0.1%
Change	1,408,635	(0.3%)	Nil

Share Ownership Guidelines

All executives at and above the Mine General Manager level are required to hold Goldcorp common shares that are valued at a specified multiple of their base salary. The purpose of this policy is to align the interests of executives with the long-term interests of shareholders. Executives have five years from the date that the ownership requirement applies to them to accumulate the required value of common shares. If their share ownership falls below the minimum market value, the executive has 18 months to acquire the additional common shares needed to meet the threshold.

Employee Group	Share Ownership Requirement
CEO	4 times base salary
EVP	2 times base salary
SVP	1 times base salary
VP and MGM	0.5 times base salary

Only common shares are considered when evaluating whether executives meet the share ownership guidelines. Common shares are valued at the higher of the closing price on December 31 each year or the actual value at the time they were acquired, whichever is greater.

2017 Share Ownership Requirements and Actual Share Ownership

Can only be fulfilled based on ownership of Goldcorp common shares and not unvested PSUs, RSUs and Options

Executive	Minimum Share Ownership (C$)	# of Common Shares Owned at March 9, 2018	$ Value of Current Ownership [1] (C$)	$ Value of Current Ownership at acquisition [2] (C$)	Meets Guidelines[3]
David Garofalo	5,400,000	147,195	2,452,269	$2,843,807	N/A	[4]
Jason Attew	1,300,000	23,327	388,628	$402,624	N/A	[5]
Todd White	1,300,000	15,631	260,412	$292,143	N/A	[6]
Charlene Ripley	1,200,000	60,757	1,012,212	$1,260,708	Yes
Brent Bergeron	1,120,000	9,456	157,537	$214,935	N/A	[7]

Notes:

1.	Valued based on closing share price of C$16.66 as at March 9, 2018.
2.	Value of the common shares acquired by the executive at the time of purchase / acquisition by the respective executive.
3.	Based on value of common shares as at December 29, 2017, or the value of common shares at the time of purchase / acquisition by the executive, whichever is greater.
4.	Mr. Garofalo has until December 31, 2021 to satisfy the minimum shareholding requirement.
5.	Mr. Attew has until December 31, 2022 to satisfy the minimum shareholding requirement.
6.	Mr. White has until December 31, 2022 to satisfy the minimum shareholding requirement.
7.	Mr. Bergeron has until December 31, 2020 to satisfy the minimum shareholding requirement.

Goldcorp Performance

Toronto Stock Exchange

The following graph compares our common shares with the S&P/TSX Composite Index and the S&P/TSX Global Gold Index. It looks at the yearly change in cumulative TSR if C$100 was invested in our common shares and each of the indices at December 31, 2012. The amounts assume the reinvestment of all dividends.

Given that LTIs represent, on average, more than 56% of our NEO’s total direct compensation, the value realized by our NEOs is tied directly to our share price performance. This reinforces the HRCC’s and the Board’s commitment to ensure alignment of compensation with performance and our shareholder experience. We are encouraged by the significant progress we have achieved in 2017, particularly towards our 20/20/20 plan.

Relative Performance from August 1, 2017 to March 12, 2018

We are pleased to report that the market performance of our common shares has outperformed most of our peers during the period from August 1, 2017 until the date of this circular.

Source: Factset

Rank	Miner
1	Newmont Mining Corporation	102.70
2	Goldcorp	101.62
3	Yamana Gold Inc.	101.49
4	Newcrest Mining Limited	99.17
5	VanEck Vectors Gold Miners ETF	95.31
6	AngloGold Ashanti Limited	95.30
7	Iamgold Corporation	90.68
8	Randgold Resources Limited	89.25
9	Kinross Gold Corporation	87.27
10	Agnico Eagle Mines Limited	85.10
11	Barrick Gold Corporation	70.25
12	Eldorado Gold Corporation	53.51

Note:	Share price relative performance is calculated using the listing on the exchange in the country where each company is domiciled, and converted to USD at the prevailing rates.

Summary Compensation Table

Name and principal position	Year	Salary (C$)[1]		Share- Based Awards (C$)[2]		Option- Based Awards (C$)[3]	Non-Equity Incentive Plan Compensation (C$)		Pension Value (C$)[5]	All Other Compensation (C$)[6]		Total Compensation (C$)
							Annual Incentive Plans[4]	Long- term Incentive Plans
Garofalo President and CEO	2017	1,350,000		4,387,489		Nil	1,907,000	Nil	366,938	384,623		8,396,050
	2016	1,250,000		4,581,121	[7]	Nil	1,156,250	Nil	174,815	1,157,702	[8]	8,319,888
	2015	N/A		N/A		N/A	N/A	Nil	N/A	N/A		N/A
Attew EVP, CFO and Corporate Development	2017	462,500		807,504		Nil	341,000	Nil	70,426	46,381		1,727,811
	2016	159,375	[9]	Nil		Nil	90,579	Nil	21,905	618,103		889,962
	2015	N/A		N/A		N/A	N/A	Nil	N/A	N/A		N/A
White EVP and COO	2017	650,000		1,299,996		Nil	556,000	Nil	122,445	43,591		2,672,032
	2016	480,000		583,679		331,332	253,000	Nil	95,069	17,258		1,760,339
	2015	481,746		801,708		399,979	215,325	Nil	16,965	27,353		1,943,076
Ripley EVP, General Counsel	2017	600,000		1,200,005		Nil	532,000	Nil	136,245	50,230		2,518,480
	2016	575,000		856,071		485,951	394,000	Nil	131,645	36,022		2,478,689
	2015	550,000		1,237,495		412,502	387,000	Nil	133,935	11,841		2,732,773
Bergeron EVP, Corporate Affairs and Sustainability	2017	560,000		1,120,021		Nil	496,000	Nil	123,645	32,230		2,331,896
	2016	525,000		754,904		428,521	351,000	Nil	119,900	25,780		2,205,105
	2015	485,000		1,091,251		363,752	359,000	Nil	91,335	25,340		2,415,678
Ball Former EVP, CFO and Corporate Development	2017	850,000		1,700,005		Nil	727,600	Nil	199,696	4,462,082	[10]	7,939,383
	2016	850,000		1,167,373		662,657	568,000	Nil	176,465	61,857		3,486,352
	2015	750,000		1,687,496		562,500	411,000	Nil	173,685	55,491	[11]	3,640,172

2017 NEO TOTALS	2017	4,472,500		10,515,020		Nil	4,559,600	Nil	1,019,395	5,019,137		25,585,652

Notes:

1.	All salaries are paid in Canadian dollars.
2.	The dollar amount in this column represents the total value ascribed to the RSUs and PSUs granted to the executives.

The RSU amounts of these dollar values for the 2017 compensation year were calculated by multiplying the number of RSUs by the closing market price on February 21, 2017 of C$22.48. The RSU amounts of these dollar values for the 2016 compensation year were calculated by multiplying the number of RSUs by the fair value of the award on the grant date March 8, 2016 of C$20.27. The RSU amounts of these dollar values for the 2015 compensation year were calculated by multiplying the number of RSUs by the fair value of the award on the grant date March 3, 2015 of C$27.15. Numbers may not add up due to rounding. This is materially consistent with the accounting values used in our financial statements.

Given the inclusion of NAV per share-based performance condition beginning in 2017 we have assessed the fair market value of PSUs granted in 2017 compensation years as the closing market price on the date of grant. Accordingly, the PSU amount of these dollar values for the 2017 compensation year were calculated by multiplying the number of PSUs granted by the February 21, 2017 grant date fair value of C$22.48. The NAV per share-based performance condition cannot be appropriately valued using the binomial lattice model, which was used in each of the 2015 and 2016 compensation years. Accordingly, the PSU amount of these dollar values for the 2016 and 2015 compensation year were calculated by multiplying the number of PSUs granted in each year by grant date fair value of C$14.47 per PSU for 2016, and C$21.78 per PSU for 2015. Key assumptions used under the binomial lattice model used in 2016 and 2015 are noted in the table below. We previously selected the binomial lattice model because of the performance-based condition of the multiplier in the payout formula which cannot be accurately valued with the Black-Scholes model. This is consistent with the methodology we used for financial reporting purposes.

For 2016 and 2015, the key assumptions under the binomial lattice model that were used to calculate the grant date fair value of the PSU awards in the table above were as follows:

Year	Risk Free Interest Rate	Annual Dividend Yield of Goldcorp	Annual Dividend Yield of the S&P/TSX Global Gold Index	Historical Annual Volatility of the S&P/TSX Global Gold Index	Expected Stock-based Compensation Forfeiture Rate	Historical Annual Volatility of Goldcorp	Performance Period Expiry Date
2016	0.522%	2.650%	0.830%	46.50%	8.1%	43.480%	February 6, 2019
2015	0.467%	2.870%	2.170%	38.523%	4.9%	40.983%	March 3, 2018

.

3.	The dollar amount in this column represents the value of stock options granted to the executives. We used the Black-Scholes model for calculating the value of the stock options. This is consistent with the accounting values used in our financial statements.

There were no option grants to the NEOs for the 2017 compensation year. Unless otherwise indicated, for 2016 and 2015,the key assumptions used under the Black-Scholes model that were used for the stock option awards in the table above were as follows:

Year	Risk Free Interest Rate	Expected Option Life	Expected Volatility	Dividend Yield
2016	0.51%	3	45.30%	0.77%
2015	0.53%	3	39.87%	2.86%

4.	These amounts reflect STI awards paid to the executives for the noted year. STIs for the year ended December 31, 2017 were awarded on February 28, 2018 after finalization of our financial statements for the year.
5.	These amounts represent SERP contributions made by us on behalf of the respective executive.
6.	These amounts represent RRSP contributions, ESPP contributions and various benefit plan costs paid by Goldcorp on behalf of the respective executive.
7.	Represents a one-time “make-whole” restricted award granted at the beginning of the 2016 financial year equal to C$4,581,121 to compensate Mr. Garofalo for his 2015 bonus and equity grants forfeited upon his departure from his former employer.
8.	Of this amount: (i) C$334,665.64 represents a one-time relocation and housing benefit paid by us with respect to Mr. Garofalo’s relocation to Vancouver; (ii) C$647,871.28 was related to a housing allowance; and (iii) the remainder of Mr. Garofalo’s other compensation was related to legal fees, insurance coverage and participation in various benefit plans.
9.	Mr. Attew was hired on August 15, 2016.
10.	Mr. Ball was the former EVP, CFO and Corporate Development of Goldcorp until October 26, 2017. The aggregate amount paid, or payable, associated with the departure of Mr. Ball from the Company is set forth below:

Element	Amount (C$)
Severance	4,253,968	A
Incremental Value of Unvested LTI Awards	Nil	B
SERP Payout	101,203	C
Benefits	106,911	D
TOTAL	4,462,082

A.	The cash payment made to Mr. Ball was comprised of his salary and STI entitlements under the terms of his employment agreement, as well as an additional settlement amount.
B.	On his departure, all of Mr. Ball’s unvested LTI awards vested in accordance with the terms of our LTI plans and his employment agreement; however, using the closing price of the Goldcorp common shares on December 29, 2017 of C$16.03, the incremental value of the LTI awards payable to Mr. Ball in excess of what we previously reported for 2017 and our prior fiscal years was C$0. All unvested stock options which vested in connection with Mr. Ball’s departure expire on December 31, 2019.
C.	This amount represents the difference between the amounts contributed by us to the SERP on behalf of Mr. Ball and the amounts paid to him on his departure date. The appreciation of the value of the SERP was as a result of returns on the SERP funds invested on Mr. Ball’s behalf.
D.	This amount represents extended health and dental benefits and other coverage until December 31, 2017, vacation pay and employee share purchase plan amounts.

11.	C$21,045 of this amount represents fees for immigration application services with respect to Mr. Ball’s citizenship status in Canada.

Incentive Plan Awards

2017 Outstanding Share-Based and Option-Based Awards

Name	Option-Based Awards						Share-Based Awards
	Number of Securities Underlying Unexercised Options	Option Exercise Price			Option Expiration Date	Value of Unexercised in-the- money Options[1]	Number of Common Shares or Units of Common Shares that have not Vested[2]	Market or Payout Value of Share-Based Awards that have not Vested[3]	Market or Payout Value of Vested Share-Based Awards not Paid Out or Distributed
	(#)	(C$)				(C$)	(#)	(C$)	(C$)
David Garofalo	Nil		N/A		N/A	N/A	124,128 RSUs 146,380 PSUs	1,989,772 2,346,471	Nil Nil
Jason Attew	Nil		N/A		N/A	N/A	41,707 RSU 26,941 PSU	668,563 431,864	Nil Nil
Todd White	71,936 50,585 122,521	US$	21.66 20.27	[4]	March 3, 2022 March 8, 2023	Nil Nil Nil	26,300 RSU 87,542 PSU	421,589 1,403,298	Nil Nil
Charlene Ripley	358,281 80,175 74,191 74,191 586,838		29.63 30.41 27.15 20.27		May 14, 2018 Feb. 26, 2019 March 3, 2022 March 8, 2023	Nil Nil Nil Nil Nil	28,537 RSUs 115,794 PSUs	457,448 1,856,178	Nil Nil
Brent Bergeron	36,667 43,732 65,423 65,423 211,245		33.48 30.41 27.15 20.27		Feb. 27, 2018 Feb. 26, 2019 March 3, 2022 March 8, 2023	Nil Nil Nil Nil Nil Nil	25,854 RSUs 104,171 PSUs	414,440 1,669,861	Nil Nil
Russell Ball	223,989 109,329 101,169 101,169 535,656		27.53 30.41 27.15 20.27		May 28, 2018 Feb. 26, 2019 March 3, 2022 March 8, 2023	Nil Nil Nil Nil Nil	Nil Nil	N/A N/A	N/A N/A

Notes:

1.	Calculated using the closing market price of the common shares on the TSX on December 29, 2017 of C$16.03 and subtracting the exercise price of in-the-money stock options. These stock options have not been, and might never be, exercised. Actual gains, if any, on exercise will depend on the value of the common shares on the date of exercise.
2.	This amount represents the total number of RSUs and PSUs outstanding to each executive that have not yet vested.
3.	Calculated using the closing market price of the common shares on the TSX on December 29, 2017 of C$16.03.
4.	On March 3, 2015, Mr. White was granted stock options in US dollars.

Value Vested or Earned During 2017

Name	Option-Based Awards – Value Vested in 2017 [1] (C$)	Share-Based Awards – Value Vested in 2017 [2] (C$)	Non-Equity Incentive Plan Compensation – Value Earned During the Year [6] (C$)
David Garofalo	Nil	1,490,126 – RSUs Nil – PSUs	1,907,000
Jason Attew	Nil	275,733 – RSUs Nil – PSUs	341,000
Todd White	Nil	182,644 – RSUs 0(3) – PSUs	556,000
Charlene Ripley	Nil	329,139 – RSUs 0(4) – PSUs	532,000
Brent Bergeron	Nil	247,723 – RSUs 0(4) – PSUs	496,000
Russell Ball	Nil	1,084,014 – RSUs 732,330(5) – PSUs	727,600

Notes:

1.	Calculated using the closing market prices of the common shares on the TSX on February 27, 2017 of C$20.97, March 3, 2017 of C$20.25, March 8, 2017 of C$19.78, and December 29, 2017 of C$16.03, the dates on which stock options vested during the year ended December 31, 2017, and subtracting the exercise price of in-the-money stock options.
2.	RSU amounts were calculated using the closing market prices of the common shares on the TSX on February 27, 2017 of C$20.97, March 3, 2017 of C$20.25, March 8, 2017 of C$19.78, August 14, 2017 of C$16.31, October 31, 2017 of C$16.85, and December 29, 2017 of C$16.03, the dates on which the restricted periods of the RSUs expired during the year ended December 31, 2017.
3.	PSU values represent the cash payments made to executives for PSUs that were granted to them in 2013 for the performance period which ended on June 14, 2017. The cash payout values were calculated by multiplying the number of PSUs that vested in 2017 (including distribution PSUs, representing the dividends that would otherwise have been reinvested during the performance period) by C$18.24(based on the 30-day volume-weighted average price of the common shares on the TSX prior to the vesting date of June 14, 2017) and applying the performance multiplier of 0%.
4.	PSU values represent the cash payments made to executives for PSUs that were granted to them in 2013 for the performance period which ended on January 27, 2017. The cash payout values were calculated by multiplying the number of PSUs that vested in 2017 (including distribution PSUs, representing the dividends that would otherwise have been reinvested during the performance period) by C$19.89 (based on the 30-day volume-weighted average price of the common shares on the TSX prior to the vesting date of January 27, 2017) and applying the performance multiplier of 0%.
5.	PSU values represent the aggregate cash payments made to Mr. Ball for PSUs that were granted to him in (a) 2013 for the performance period which ended on January 27, 2017; and (b) 2016 for the performance period which ended on September 15, 2017. The cash payout values for the PSUs which vested on January 27, 2017 were calculated by multiplying the number of PSUs that vested on January 27, 2017 by C$19.89 (based on the 30-day volume-weighted average price of the common shares on the TSX prior to the vesting date of January 27, 2017) and applying the performance multiplier of 0%. The cash payout values for the PSUs which vested on September 15, 2017 were calculated by multiplying the number of PSUs that vested on September 15, 2017 (including distribution PSUs, representing the dividends that would otherwise have been reinvested during the performance period) by C$16.14 (based on the 30-day volume-weighted average price of the common shares on the TSX prior to the vesting date of September 15, 2017) and applying the performance multiplier of 80%.
6.	These amounts were paid in Canadian dollars.

During the year ended December 31, 2017, there were no stock options exercised by the executives.

Securities Authorized for Issuance

The details of our compensation plans under which equity securities are authorized to be issued as of December 31, 2017 are set out below. These plans include the RSU plan and the stock option plan.

Equity Compensation Plan Information as of December 31, 2017

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights[1]	Weighted-Average Price of Outstanding Options, Warrants and Rights			Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans[3]
Equity compensation plans approved by security holders	2,939,008 RSUs 7,102,888 stock options	C$ C$	22.14 26.02	[2] [2]	10,553,517 RSUs 12,880,141 stock options
Equity compensation plans not approved by security holders	Nil		Nil		Nil

Total	10,041,896	C$	24.91	[2]	23,433,658

Notes:

1.	Represents the number of common shares reserved for issuance upon exercise of outstanding stock options and RSUs.
2.	Converted to Canadian dollars at the exchange rate for 2017 of US$1.00 = C$1.2986.
3.	Based on the maximum number of common shares reserved for issuance as at December 31, 2017 upon exercise of RSUs under the RSU plan and upon exercise of stock options under the stock option plan.

TERMINATION AND CHANGE OF CONTROL BENEFITS

Employment Agreements

We have entered into an employment agreement with each NEO. The following is a summary only and is qualified in its entirety by reference to the terms and conditions of the executive employment agreements and the applicable terms and conditions of the PSU plan, RSU plan, stock option plan and SERP.

The employment agreements specify that certain terms, conditions and benefits are applicable to each NEO in the event of a “Change of Control”, which is defined in each specific agreement, but generally means:

•	a change in the composition of the majority of our Board in certain circumstances,

•	an acquisition of a specified percentage of our outstanding voting securities, or in certain agreements, a specified transaction such as a business combination or merger,

•	the sale, exchange or other disposition of a specified percentage or all or substantially all of our assets, or

•	the winding-up, dissolution or liquidation of Goldcorp.

In the event of a Change of Control, the applicable terms, conditions and benefits only take effect when the following two triggers occur (the below referred to herein as a “Qualifying Termination”):

•	there is a Change of Control, and

•	within 12 months of such Change of Control, either (i) we give notice of our intention to terminate the executive’s employment for any reason other than just cause, or (ii) good reason/triggering event occurs and the executive elects to terminate the employment agreement and his or her employment.

Each of the NEOs are subject to non-solicitation covenants under his or her employment agreement, as applicable, which survive termination for a period of 12 months. In addition, Mr. Attew, Mr. Bergeron and Mr. White are subject to non-disparagement covenants which survive termination of their respective employment agreements for varying lengths. Each NEO is required to sign a standard release as a condition to receipt of the payments for termination without cause.

Summary of Vesting Provisions at Retirement / Termination / Death / Permanent Disability

Compensation Element	Termination Without Cause or Qualifying Termination Following Change of Control	Termination For Cause	Retirement	Death	Termination upon Permanent Disability
PSUs	Outstanding PSUs held will immediately vest	Forfeited[1]	Forfeited[1]	Outstanding PSUs held will immediately vest upon death	Outstanding PSUs held will immediately vest upon disability

RSUs	Outstanding RSUs held will immediately vest	Forfeited[2]	Forfeited[2]	Outstanding RSUs held will immediately vest	Outstanding RSUs held will immediately vest

Options	Outstanding Options held will vest and remain exercisable at the earlier of the options expiry date or until 24 months from the date of termination	Forfeited	Vested Options will cease to be exercisable 30 days after the retirement date, or such longer period as determined by the Board (but prior to the end of their original expiry date)	Vested options are exercisable until the earlier of 12 months after the date of death and the expiry date of such Options	Outstanding Options held will vest and remain exercisable at the earlier of the Option expiry date or until 24 months from the date of termination

Benefits	Provided continued participation is permitted under the terms of the applicable employee benefit plans, until the earlier of the executive’s obtaining alternate coverage under the terms of any new employment or a specified anniversary of the termination date	Forfeited	No group benefits are provided to retirees	Ceases upon death	Ceases upon permanent disability

SERP	The accumulated balance in the executive notional SERP account as of the executive’s termination date, immediately vests if still in the five-year vesting period, and is paid as a lump sum amount to the executive, less any applicable amounts withheld for tax	Forfeited	Lump sum payment, if five-year vesting period completed, less any applicable amounts withheld for tax	Upon death while employed, deemed vesting and payable as a lump sum, less any applicable amounts withheld for tax	Immediate vesting if in the five-year vesting period, and paid as a lump sum amount to the executive, less any applicable amounts withheld for tax

Notes:

1.	PSU plan states that this is subject to Board discretion to modify the grant to provide that the performance period ends at the end of the calendar quarter immediately before termination/retirement.
2.	RSU plan states that this is subject to Board discretion to modify the grant to provide that the restricted period terminates immediately prior to termination/retirement.

Payments on Termination

Severance Entitlement

All of our NEOs are entitled to a severance payout upon termination without cause, or termination following a change of control (as defined on page 66). Severance payouts are equal to 2x each executive’s combined base salary and target STI or the prior year’s STI award if that is higher than the target STI.

Summary of Potential Payments at Termination Without Cause or Following a Change of Control

The table below assumes that the triggering event for termination occurred on December 31, 2017.

	Garofalo	Attew	White	Ripley	Bergeron
Termination Without Cause or Following a Change of Control
Severance Payment	2,700,000	1,300,000	1,300,000	1,200,000	1,120,000
Severance STI Payment	3,375,000	1,040,000	1,040,000	960,000	896,000
Unvested PSUs[1]	2,346,471	431,864	1,403,298	1,856,178	1,667,861
Unvested RSUs[1]	1,989,772	668,563	421,589	457,448	414,440
Unvested Stock Options[1]	Nil	Nil	Nil	Nil	Nil
Benefits[2]	47,927	27,538	23,744	27,538	27,538
SERP[3]	568,677	95,809	245,030	673,749	Nil

TOTALS	11,027,847	3,563,774	4,433,661	5,174,913	4,125,839

Voluntary Termination	Nil	Nil	Nil	Nil	Nil
Termination with Cause	Nil	Nil	Nil	Nil	Nil
Retirement	Nil	Nil	Nil	Nil	Nil
Termination upon Death[4]	4,904,920	1,196,236	2,069,918	2,987,375	2,084,301
Termination upon Permanent Disability[4]	2,558,449	1,196,236	2,069,918	2,987,375	2,181,339

Notes:

1.	This amount is the value of all unvested PSUs, RSUs and in-the-money stock options based on the closing market price of the common shares on the TSX on December 29, 2017 of C$16.03.
2.	This amount includes health and medical plan premiums and the cost for the annual executive health examination. As necessary, values converted from US dollars to Canadian dollars at an exchange rate of $1.00 = C$1.299
3.	SERP benefits become fully-vested and payable upon termination without cause, change of control, death and total and permanent disability. These amounts represent the accumulated value of the SERP as at December 31, 2017 for each respective executive. There are no incremental payments for SERP benefits for Mr. Bergeron as his SERP benefits are fully vested.
4.	These amounts include the value of all unvested PSUs at the end of the calendar quarter immediately before the date of death or total disability, the value of all unvested RSUs on the date of death or total disability and any applicable SERP incremental payment. Nil value is included for stock options.

Succession Planning

Succession planning in action with appointment of and Todd White as EVP, COO and

Jason Attew as EVP, CFO and Corporate Development

The Board is responsible for ensuring there is an orderly succession plan for the position of President and CEO and that the President and CEO has a succession planning process in place for his direct reports. He presents his succession planning report to the HRCC for their consideration on an annual basis.

In July 2017, the President and CEO and each EVP presented their respective succession plans to the HRCC for consideration and discussion. The succession plans required diversity of talent and involved a review of the identified candidates, their career experience and achievements, their achievements at Goldcorp and the identification of development opportunities as well as planning for illness, disability and other unscheduled absences. This detailed and formalized process assesses the readiness of our internal talent to assume an executive position to drive business continuity and sustainability and demonstrates our commitment to strengthening diversity within our executive leadership.

The HRCC provides a report to the Board on succession planning. Additionally, the Board ensures the succession plan includes a process that would respond to an emergency situation which requires an immediate replacement of the incumbent President and CEO or any of his direct reports.

In 2017, our COO and CFO succession plans were actioned with the appointment of Todd White, formerly our SVP, Technical Services and Business Excellence, to the position of EVP and COO following the departure of George Burns and the appointment of Jason Attew, formerly the SVP, Corporate Development and Strategy, to the position of EVP, CFO and Corporate Development following the departure of Russell Ball.

SHAREHOLDER ENGAGEMENT

Shareholder Engagement

We recognize the importance of strong and consistent engagement with our shareholders. We have in place policies and programs that ensure we understand and, when appropriate, address shareholder concerns. We have a comprehensive program designed to engage shareholders that aligns with the Canadian Coalition for Good Governance model policy of director and shareholder engagement on governance matters.

Event	Who engages	Who we engage with, when and what we talk about

Non-deal roadshows, meetings, calls and discussion	Directors and senior management	With institutional investors throughout the year to provide public information on our business, operations and sustainability initiatives and to get feedback on our governance processes and executive compensation

Quarterly conference call and webcast	Senior management	With the investment community to review our most recently released financial and operating results

Guidance release	Senior management	Released to the media, usually in early January, to report on our financial outlook for the coming year and to provide an overview of business operations and strategies

News releases	Senior Management	Released to the media throughout the year to report on any material changes with respect to Goldcorp

Broker-sponsored conference	Senior management	Speaking at industry investor conferences about public information on our business and operations

Investor Day	Senior management	Select Goldcorp investors and analysts are invited to attend each winter; and live webcast and presentations are made available on our website

Meetings, calls and discussions	Investor relations	With brokers and engagement with retail shareholders to address any shareholder-related concerns and to provide public information on Goldcorp

Regular meetings	Directors	With shareholder advocacy groups, such as the Canadian Coalition for Good Governance, to discuss governance issues

Regular meetings	Senior Management	With the Pension Plan of the United Church of Canada and The Presbyterian Church in Canada to discuss governance issues

We also post frequently asked questions on our website at www.goldcorp.com.

You can read more on how we engage shareholders on executive compensation in our “Say on Pay” section on page 12.

Communicating with Us

We have established a number of ways to receive feedback from interested parties:

1-800-567-6223

info@goldcorp.com

@Goldcorp_Inc

Goldcorp

Goldcorp-inc

For complaints and/or concerns with respect to our accounting, internal accounting controls or auditing matters, interested parties should refer to the contact information provided at www.goldcorp.com.

Communicating with the Board

Shareholders, employees and others can contact the Board directly by:

Writing to the Vice-Chair and Lead Director at our head office address noted below

Telephone at 1-866-696-3055 or (604) 696-3055

Email to directors@goldcorp.com

Available Board members and committee chairs will also be present at the meeting to receive questions from shareholders.

Shareholder Proposals

We must receive any shareholder proposal before 3:00 p.m. (Vancouver Time) on February 25, 2019 for it to be included in the circular and considered at the 2019 annual meeting of shareholders. Shareholders who wish to make a proposal should refer to Section 99 of the Business Corporations Act (Ontario) for a full description of the procedures to be followed. Proposals may be addressed to the Vice President, Diversity, Regulatory Affairs and Corporate Secretary at our head office address noted below.

Head Office Address

Goldcorp Inc. (Attention: Vice President, Diversity, Regulatory Affairs and Corporate Secretary)

3400 Park Place

666 Burrard Street

Vancouver, BC V6C 2X8

Say on Pay

Shareholders will be asked again this year to consider and approve an advisory resolution on our approach to executive compensation. See “Business of Meeting – Advisory Vote on Executive Compensation” on page 12.

The HRCC and the Board will continue to review and analyze the results of the advisory vote on our approach to executive compensation and consider all shareholder feedback related to executive compensation matters. To facilitate questions and comments from shareholders, you can communicate with the HRCC directly by writing to them at our head office address above or calling them at the number provided for communicating with the Board.

In order to ensure we receive meaningful feedback on executive compensation, we invite shareholders to write directly to the Chair of the HRCC at the head office address noted above.

GOVERNANCE PRACTICES

We recognize the importance of corporate governance – the ways in which a board of directors oversees and governs a company – to ensure effective corporate management. We designed our governance programs to enhance shareholder value and protect employees. We are also subject to the rules put in place by Canadian and US securities regulators and the rules of the TSX and NYSE. We do not believe that there are any significant differences between our governance practices and those required to be followed by US companies under NYSE listing rules.

Our governance practices have been and continue to be in compliance with Canadian and US requirements

Board of Directors – Independence and Key Policies

Independence of the Board

The Board and the Governance Committee considered the relationships of each of the nine director nominees to Goldcorp and determined that seven out of the nine proposed nominees for election as directors, qualify as independent directors. We review independence in light of the requirements of National Instrument 58-101 – Disclosure of Corporate Governance Practices (NI 58-101) in Canada and the rules of the NYSE. None of the independent directors has a material relationship with Goldcorp that could impact their ability to make independent decisions.

Independence

Director/Nominee	Independent	Reason if not independent
Beverley Briscoe	✓
Matthew Coon Come	✓
Margot Franssen	✓
David Garofalo	Ð	President and CEO
Clement Pelletier	✓
Randy Reifel	✓
Charlie Sartain	✓
Ian Telfer	Ð	Party to employment agreement for continued service as Chairman
Blanca Treviño[1]	✓
Kenneth Williamson	✓

Note:

1.	Ms. Treviño is retiring and will not stand for re-election at the meeting. She will remain with Goldcorp as a member of our International Advisory Committee. The International Advisory Committee is an ad hoc committee comprised, from time to time, of directors, officers and consultants of Goldcorp. It will consider issues related to the international nature of Goldcorp’s business, as identified by the Board, from time to time.

Limit on Board service

We have a policy that no director may serve on four or more outside boards without approval from the Board. This ensures that directors have enough time to devote to the Board and reduces potential independence and conflict of interest issues.

Limit on interlocks

An interlock occurs when two or more Board members sit together on other boards as well. Our policy is that no two directors may sit together on two or more outside boards without approval of our Board. As of March 12, 2018, there were no interlocks between Board members.

Supporting Our Strategic Advantage

Our strategy is based on long-term success and we feel that the best way to help ensure that success is to have a Board that:

•	Understands the mining industry.

•	Understands our business within the context of that industry.

Both of these factors mean we need to have highly experienced directors who stay on our Board for a meaningful period of time. We see mandatory retirement ages and term limits for directors as arbitrary, which is why we do not have specific retirement or tenure policies.

Instead, we rely on our annual director assessment process which provides a rigorous peer-driven review of each director’s abilities and continuing contributions and our Board Succession Policy to ensure the preservation and orderly renewal of a strong and independent Board. This ensures we do not deny our shareholders the wisdom and guidance of highly knowledgeable and motivated individuals. We also continue to monitor governance developments in both of these areas and reassess our policies regularly.

Retirement Policy

We do not have a specific retirement age requirement for directors. The Governance Committee and the Chairman, however, review the appropriateness of each Board member’s continued service in light of the annual performance evaluations. This assists us to remain focused on having knowledgeable, contributing Board members with relevant international business experience. The average age of our directors standing for re-election is 64 years.

Tenure Policy

We believe it is important to have a balance between directors who have a long history and organizational understanding of our business with diverse directors who bring new perspectives and ideas to the Board. We value the experience and continuity provided by long-term directors. In 2017 Matthew Coon Come and Charlie Sartain joined our board for the first time. The average tenure of our directors is approximately 7 years. We monitor that average on an ongoing basis.

Special Roles on the Board

Separation of Chairman and CEO

Since 2006, the roles of Chairman and CEO have been separate. The Board believes this format best serves us and our shareholders by dividing the responsibility for day-to-day operations from the oversight of Goldcorp. However, as Mr. Telfer is not independent, the Board has also provided for a Vice-Chair and Lead Director since 2006. This role is currently held by Ms. Briscoe, who assumed the role effective April 28, 2016.

Role of the CEO

The CEO has overall responsibility for providing leadership and vision to develop business plans that meet our corporate objectives and day-to-day management of the operations of Goldcorp. The CEO is tasked with ensuring that we are effectively carrying out the strategic plan approved by the Board, developing and monitoring key business risks and ensuring we have appropriate policies and programs in place to provide for safe, effective operations that support the communities in which we work. The CEO is our principal spokesperson to the media, investors and the public.

Role of the Chairman

Mr. Telfer’s primary roles are to chair all meetings of the Board and shareholders and to manage the affairs of the Board, including ensuring the Board is organized properly, functions effectively and meets its obligations and responsibilities. These responsibilities include setting the meeting agenda; ensuring that the Board works together as a cohesive team with open communication; and working with the Governance Committee to ensure there is an effective Board, committee and director evaluation process.

The Chairman acts as the primary spokesperson for the Board, ensuring that management is aware of concerns of the Board, shareholders, other stakeholders and the public. The Chairman also ensures that our management strategies, plans and performance are appropriately presented to the Board.

Role of the Independent Vice-Chair and Lead Director

The primary focus of the Vice-Chair and Lead Director is to provide leadership for the independent directors and to ensure that the Board’s agenda enables it to successfully carry out its duties. The Vice-Chair and Lead Director chairs all of the independent director meetings and reports the results of these meetings to the CEO and the Chairman.

The Vice-Chair and Lead Director’s key responsibilities include, among other things, acting as a liaison to ensure the relationships between the Board and management are conducted in a professional and constructive manner; supporting the Governance Committee in developing criteria for directors, identifying potential candidates and ensuring an adequate orientation program is in place; and reviewing director conflict of interest issues as they arise. The Vice-Chair and Lead Director also ensures that the Board has a process for assessing CEO performance and ensuring that appropriate succession, development and compensation plans are in place for senior management.

Position Descriptions

We have written position descriptions for each of the Chairman, the Vice-Chair and Lead Director and the CEO. The descriptions are reviewed and approved by the Governance Committee and the Board annually.

In addition, the terms of reference for each of the committees set out the responsibilities of both the committee and its respective Chair.

The terms of reference of the committees and the written position descriptions of the Chairman, the Vice-Chair and Lead Director and the CEO are available at www.goldcorp.com.

Director Expectations and Attributes

Expectations and Personal Commitments

All directors are expected to demonstrate high ethical standards and integrity, leadership and current fluency in their own field of expertise. Every director is required to comply with our Code of Conduct (the “Code”), all applicable policies and procedures, and our governance guidelines.

Board members are expected to develop and expand a broad and current knowledge of the nature and operation of our business, which is achieved in part through site visits each year.

Each director is expected to commit the time needed to be an effective and fully contributing member of the Board and each committee on which they serve. They are expected to attend all meetings of the Board and their committees, to come to the meetings fully prepared in order to actively participate and to remain in attendance for the duration of the meeting.

Skills

The Governance Committee maintains a matrix of the skill sets of the current directors. The matrix is reviewed annually and updated regularly. It is used as a reference tool for the assessment of Board composition and to assist in determining the skills the Board will seek in new director candidates.

Not every director has to be skilled in every area, but we seek a balance of necessary skills and experience to ensure that the Board is well-equipped to provide strategic support and constructive challenge to management.

Our Board Skills

The following table sets out the matrix of skills of the directors proposed for nomination at the meeting.

Skill	Briscoe	Coon Come	Franssen	Garofalo	Pelletier	Reifel	Sartain	Telfer	Williamson
Mining industry experience				✓	✓	✓	✓	✓	✓
Environmental, safety and sustainability	✓	✓	✓		✓		✓
Mining					✓		✓
Metallurgy					✓
Exploration / Geology						✓
Energy/Water		✓			✓
Banking / Finance	✓	✓	✓	✓		✓		✓	✓
M&A			✓	✓	✓	✓	✓	✓	✓
Accounting	✓			✓				✓
Indigenous Affairs		✓
Social, economic and foreign policy		✓	✓
Information technology				✓
Human resources and compensation	✓		✓	✓	✓	✓	✓	✓	✓
International Business Experience	✓	✓	✓	✓	✓	✓	✓	✓	✓

Diversity and Inclusion – Board and Executive Officers

The Board and Governance Committee believe that diversity and inclusion provides a depth of perspective and enhances the overall operation of both the Board and Goldcorp generally. While our Board skills matrix above identifies the skills with the greatest ability to strengthen the Board given our current strategy, we are also focused on continually increasing diversity and inclusion within the boardroom.

Board

The Governance Committee values diversity of experience, perspective, education, race, gender and national origin as part of its overall annual evaluation of director nominees. Gender and geography are of particular importance to ensuring diversity within the Board. Women have typically been underrepresented on boards, and we believe that ensuring gender diversity and other forms of diversity will enrich the Board. The global nature of our business makes geographic diversity essential to Board efficiency. In this light, we seek to recruit Board candidates who represent gender diversity and provide global business understanding and experience.

The Governance Committee’s terms of reference require it to consider the gender diversity of the Board when identifying and nominating candidates for election or re-election. To further demonstrate our commitment to these gender diversity ideals we signed the Catalyst Accord 2022 which pledges to increase the average percentage of women on boards and women in executive positions in corporate Canada to 30% or greater by 2022. With 30% female representation on our Board in 2017, we proudly met our Catalyst commitment five years ahead of schedule. Given our early achievement of the Catalyst goals, we believe our board diversity initiatives are working as designed.

Executives

We continue to work hard to ensure we are making progress towards our Catalyst goal of 30% women in executive positions by 2022. In the last five years we have hired or promoted five new female executive officers, bringing our overall total to 15% of our executive population. While we do not have a formal written policy pertaining to the level of representation of women in executive officer positions, our succession planning and talent management processes require the identification of diverse candidates for targeted career development. In addition, the Governance Committee and the Board are guided by the over-arching diversity and inclusion philosophy of our D&I Policy (defined and described below) which promotes the benefits of, and need for diversity and inclusion across all levels of our operations, when approving appointments to the executive ranks.

Board and Senior Management – FYE 2017	Male	Female
Board	7	3
Audit Committee	2	2
Human Resources & Compensation Committee	3	1
Governance and Nominating Committee	2	2
Sustainability Committee	4	1
Senior Management (CEO and Executive Vice Presidents)	4	1

Diversity and Inclusion - Company

At Goldcorp, we define “Diversity” as any dimension that can be used to differentiate groups and people from one another, including, but not limited to, sex, gender, age, ethnic origin, religion, education, sexual orientation, political belief, disability and family status. We define “Inclusion” as a culture of respect and appreciation for the differences found in a diverse workforce. We strive to foster an open and inclusive workplace environment and strongly support the principle that all individuals should have an equal opportunity to achieve their full potential at Goldcorp.

Diversity and Inclusion Policy

Our new Diversity and Inclusion Policy (the “D&I Policy”), approved by the Board in 2018, promotes the benefits of, and need for board diversity across our operations as well as opportunities for career advancement to all employees, without distinction as to gender, ethnicity, or any other basis. A copy of the D&I Policy can be found on our website at www.goldcorp.com. Our D&I Policy, recognizes the benefits arising from employee and Board diversity and inclusion. This means ensuring we have a broader pool of high quality employees, improving employee retention, accessing different perspectives and ideas and benefiting from all available talent.

Diversity and Inclusion Strategy

In 2017 we developed and in 2018 we launched our Diversity and Inclusion Strategy, which takes a broad view of diversity and outlines actionable steps to improve our inclusive work environment. We will use key performance indicators and the Global Diversity and Inclusion Benchmarks1 to measure our progress in this space, and demonstrate measurable benefits in talent, innovation and sustainability to Goldcorp. Diversity and Inclusion supports our vision of together, creating sustainable value, achieved by diverse people working in an inclusive culture, innovating for tomorrow.

Director Share Ownership

We align the interests of our directors with our shareholders by requiring that members of the Board own a minimum number of our common shares. Each non-executive director must hold common shares with a value equal to three times the annual retainer and after-tax equity compensation. The shareholdings of each non-executive director are valued using either the closing price of our common shares on December 31 each year or the value at the time they were acquired, whichever is greater. Directors have five years to meet the requirement and they must continue to hold the common shares throughout their service on the Board.

[1]	The Global Diversity & Inclusion Benchmarks: Standards for Organizations Around the World, published in 2016, support organizations globally in the development and implementation of Diversity and Inclusion (D&I) best practices.

Currently, all of the non-executive directors have satisfied the share ownership requirements except for Ms. Franssen, who has until 2020, and Mr. Sartain and Mr. Coon Come, who have until 2022 to satisfy the requirements.

Director Share Ownership as of December 31, 2017 and 2016

Director	Since	Year	Common Shares Held	Amount at Risk[1] (C$)	Minimum Shareholding (C$)	Minimum met
Briscoe	April 2006	2017	57,676	1,778,151	1,049,151	Yes
		2016	50,654	1,695,860	764,246	Yes
		+/-	7,022	82,291	284,905	—
Coon Come	July 2017	2017	0	0	N/A	N/A	[3]
		2016	—	—	—	—
		+/-	—	—	—	—
Franssen	April 2015	2017	22,804	499,864	N/A	N/A	[5]
		2016	16,132	349,016	—	N/A	[5]
		+/-	6,672	150,848	—	—
Pelletier	May 2014	2017	33,735	812,399	749,958	Yes
		2016	27,063	662,570	564,248	Yes
		+/-	6,672	149,829	185,710	—
Reifel[4]	Nov. 2006	2017	4,065,048	109,227,840	749,958	Yes
		2016	4,058,376	110,096,436	564,248	Yes
		+/-	6,672	-868,596	185,710	—
Sartain[4]	Jan 2017	2017	33,172	744,711	N/A	N/A	[3]
		2016	—	—	—	—
		+/-	—	744,711	—	—
Telfer	Feb. 2005	2017	204,238	5,792,190	3,449,958	Yes
		2016	200,866	5,774,636	3,264,248	Yes
		+/-	3,372	17,554	185,710	—
Treviño[5]	Feb. 2012	2017	30,564	776,325	749,958	Yes
		2016	19,987	552,121	564,248	Yes
		+/-	10,577	215,166	185,710	—
Williamson	Nov. 2006	2017	67,245	2,111,493	749,958	Yes
		2016	60,573	1,946,665	534,792	Yes
		+/-	6,672	164,828	215,166	—

Notes:

1.	Amount at risk is calculated using the average acquisition share price for each director.
2.	As 2017 was the first year Mr. Coon Come and Mr. Sartain were directors of Goldcorp, they have until 2022 to satisfy the minimum shareholding requirement.
3.	As 2015 was the first year Ms. Franssen was a director of Goldcorp, she has until 2020 to satisfy the minimum shareholding requirement.
4.	Mr. Reifel and Mr. Sartain hold their common shares directly or indirectly.
5.	Ms. Treviño is retiring and will not stand for re-election at the meeting. She will remain with Goldcorp as a member of our International Advisory Committee. The International Advisory Committee is an ad hoc committee comprised, from time to time, of directors, officers and consultants of Goldcorp. It will consider issues related to the international nature of Goldcorp’s business, as identified by the Board, from time to time.

Director Processes and Programs

Nomination

The Governance Committee is responsible for identifying and recruiting new candidates for nomination to the Board. The Governance Committee recommends to the Board for approval, a long-term plan for Board composition. The plan considers:

•	The independence of each director

•	The competencies and skills the Board, as a whole, should possess such as financial literacy, integrity and accountability, the ability to engage in informed judgment, governance, strategic business development, excellent communications skills and the ability to work effectively as a team

•	The current strengths, skills and experience represented by each director, as well as each director’s personality and other qualities that most affect Board dynamics

•	Our strategic direction

•	Our diversity and inclusion initiatives.

The Governance Committee does not set specific minimum qualifications for director positions. Instead, nominations for election or re-election to the Board are based on a particular candidate’s merits, skills and our needs after taking into account the current composition of the Board.

We evaluate candidates annually for nomination for election as directors. The Governance Committee considers an individual’s skills, diversity, independence, experience in critical areas and the ability to devote adequate time to Board duties and responsibilities. The Governance Committee seeks to achieve the appropriate balance of industry and business knowledge as set out in the skills matrix and takes into account personal integrity, judgment and reputation.

Whenever a seat on the Board is being filled, diverse candidates who appear to best fit the needs of Goldcorp and the Board are identified. Potential candidates are then interviewed and further evaluated by the Governance Committee and the Chairman before they are presented to the Board for consideration.

The Governance Committee may also consider expanding the Board if presented with a potential candidate whose skills would complement the current Board.

Additionally, the terms of reference for the Governance Committee includes the responsibility to consider and develop recommendations to the Board on what changes to our current policies relating to the representation of women on the Board and in executive officer positions may be advisable from time to time.

Board Succession Policy

A Board Succession Policy was adopted by the Governance Committee and approved by the Board on May 6, 2009. This policy acknowledges that it is in our best interests, and in our shareholders best interests, to provide for the orderly succession of directors, while ensuring the continuity of core competencies in the governance of a major global mining company, and the improvement or addition of new skill sets to address evolving trends in our business.

In order to facilitate the orderly replacement of outgoing Board members, the policy mandates that directors should, when possible, provide the Board with at least six months’ notice of their intention not to stand for re-election at the next annual general meeting, or to resign prior to the annual general meeting. In addition, board succession planning is discussed at various Governance Committee meetings throughout the year, and is discussed in the context of the annual assessments of the Board.

Orientation

The Governance Committee is responsible for ensuring that new directors receive a comprehensive orientation program that ensures they are equipped to contribute to the Board from their very first meeting. The orientation includes:

•	Written information about the duties and obligations of directors, our business and operations and documents from recent Board meetings

•	An orientation meeting, one-on-one with members of management, to learn about the business, get acquainted with management and facilitate future direct contact as needed

•	Invitations to attend all committee meetings, regardless of whether the director is a member, to improve understanding of mandates and the division of labour between the committees and the Board

•	Arrangements for the new director to visit an operating site (which is encouraged at least annually for all directors) to see first-hand how we operate

•	Provision of relevant analyst reports on a regular basis

Education

The Board recognizes the importance of ongoing director education and the need for each director to take personal responsibility for this process. Continuing education ensures directors are advised of industry developments and emerging governance issues and requirements and ensures directors understand issues faced within our business.

The Governance Committee oversees ongoing education for all directors on behalf of the Board. To develop appropriate programs that help directors become familiar with our business and operations including our reporting structure, strategic plans, financial issues, risk issues and general legal compliance programs, they:

•	Periodically canvass directors to determine their training and education needs and interests

•	Request management to prepare additional information sessions as needed

•	Arrange ongoing visits by directors to our facilities and operations

•	Arrange the funding for directors to attend seminars or conferences of interest and relevance to their position as a director of Goldcorp

•	Encourage and facilitate presentations by outside experts to the Board or committees on matters of particular importance or emerging significance

Per diem directors’ fees are not paid for attending courses, seminars or conferences, but are paid for site visits to our operations. Our continuing education policy encourages Board members to attend conferences and pursue further education and, pursuant to this policy, all expenses incurred in connection with such continuing education are paid for by us.

Current Directors’ Continuing Education During 2017

Date	Hosted by	Topic / Description of Event	Attendees
February 24-28	BMO	Annual Conference, Florida	Ken Williamson

May 8-12	Goldcorp	Musselwhite Mine, Ontario and Éléonore Mine, Quebec	Clement Pelletier, Charlie Sartain, Randy Reifel, Beverly Briscoe, Margot Franssen

June 7-8	Goldcorp	Coffee Project, Yukon	Ian Telfer, Clement Pelletier, Randy Reifel, Margot Franssen, Beverly Briscoe, Ken Williamson

June 15	Hugessen	Compensation Seminar	Ken Williamson

June 22	ICD	National Conference	Beverly Briscoe

August 15-17	NACD	Director Professionalism Course	Matthew Coon Come

August 31 and October 24	Goldcorp	Orientation sessions	Matthew Coon Come

Date	Hosted by	Topic / Description of Event	Attendees
September 13-15	Goldcorp	Cerro Negro Mine, Argentina	Charlie Sartain

September 27-29	Goldcorp	Peñasquito Mine, Mexico	Charlie Sartain, Beverly Briscoe, Clement Pelletier, Margot Franssen, Matthew Coon Come, Randy Reifel

October 1-4	NACD	Global Board Leader’s Summit, Maryland	Beverly Briscoe, Margot Franssen, Clement Pelletier, Matthew Coon Come

November 5-9	Goldcorp	Technical Summit – Arizona	Clement Pelletier

Assessments

The Board is committed to regular assessments of its own effectiveness and that of the committees and individual directors. Every year the Governance Committee makes recommendations to the Board regarding the process to be followed and the issues to be explored. For 2017, both a questionnaire and interview process were used.

The Board assessment questionnaire is reviewed and updated by the Governance Committee. It explores views of the members in the following five key areas:

Key area	Specific items assessed
Board assessment	Board structure, composition, mandate, roles and responsibilities and effectiveness

Committee assessment (each committee)	Committee meetings, composition, mandate, committee operations and effectiveness

Peer evaluation	Attendance, preparedness, contribution and participation, knowledge of the business and required skills and expertise

Self-evaluation	Attendance, preparedness, contribution and participation, knowledge of the business and required skills and expertise

Overall comments and performance	Comments on the overall performance of the Board, committees, individual members or general company matters

Committees

We have four standing committees as shown below. From time to time the Board may appoint additional ad hoc – special purpose – committees.

All of the committees are made up entirely of independent directors. The CEO does not participate in making appointments to the committees.

Directors are rotated from one committee to another, as appropriate, and the role of the Chair is rotated among committee members when practical to allow for new ideas and experiences on each committee.

You can access the terms of reference for each committee at www.goldcorp.com.

Meetings

Board Meetings

The Board meets at least five times a year – once every quarter, and once in December to review strategy and budget. The Board meets as many additional times as it needs to deal with our current business and affairs.

Committee Meetings

The Audit Committee and the HRCC meet at least four times a year while the remainder of the committees of the Board meet at least twice a year. Committees also meet as many additional times as they feel is necessary to deal with our current business and affairs. The President and CEO and the Chairman may attend such meetings, but do not receive any additional compensation for such attendance.

Attendance Policy

Directors are expected to attend, in person, all meetings of the Board and all meetings of each committee of which they are a member. Attendance by telephone is allowed in appropriate circumstances.

In 2017, our non-executive directors attended 97% of all Board meetings

Directors who do not meet the attendance requirements set out below are expected to submit their resignation from the Board to the Chair of the Governance Committee for consideration. Providing a lower threshold for international directors allows us to access candidates who provide substantial value on the Board, but who face significant travel burdens.

Where director resides	Submit resignation if attends less than
Canada or the US	75% of regularly scheduled Board and committee meetings
Outside of Canada or the US	60% of regularly scheduled Board and committee meetings

Directors are also expected to be fully prepared for each meeting (having read the materials and being ready to actively participate) and to stay for the entire meeting.

If a director cannot attend a meeting, he or she is required to contact the Chairman, the CEO or the Vice President, Diversity, Regulatory Affairs and Corporate Secretary as soon as possible after the meeting for a briefing on the business presented.

Directors are also expected to attend the annual shareholders’ meeting each year unless they face an unforeseen circumstance. Historically, a majority of the directors have attended our annual shareholders’ meetings.

Board and Committee Attendance During 2017

	Board		Audit Committee		Human Resources & Compensation Committee		Governance Committee		Sustainability Committee
Meetings Held	8 meetings		4 meetings[1]		7 meetings[1]		4 meetings[1]		5 meetings[1]
Director	Number Attended	%	Number Attended	%	Number Attended	%	Number Attended	%	Number Attended	%
Briscoe(2)	8	100%	4	100%	N/A	N/A	4	100%	2	100%
Coon Come(3)	4	100%	N/A	N/A	N/A	N/A	N/A	N/A	1	100%
Franssen	8	100%	N/A	N/A	7	100%	N/A	N/A	5	100%
Garofalo(4)	8	100%	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Pelletier(5)	8	100%	2	100%	N/A	N/A	4	100%	5	100%
Reifel(6)	8	100%	N/A	N/A	7	100%	2	100%	5	100%
Sartain(7)	8	100%	N/A	N/A	5	83.3%	N/A	N/A	5	100%
Telfer(4)	7	87.5%	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Treviño (8)	7	87.5%	4	100%	N/A	N/A	4	100%	N/A	N/A
Williamson	8	100%	4	100%	7	100%	N/A	N/A	N/A	N/A

Overall Attendance		97%		100%		96.9%		100%		100%

Notes:

1.	Only directors who are members of the committee attended received compensation for such attendance.

2.	Ms. Briscoe was a member of the Sustainability Committee until April 25, 2017. Accordingly, the “Number Attended” and percentage reflects only those meetings held subsequent to Ms. Briscoe being appointed as a member of the Governance Committee.

3.	Mr. Coon Come was appointed as a director and a member of the Sustainability Committee effective July 26, 2017. Accordingly, the “Number Attended” and percentages reflect only those meetings held subsequent to Mr. Coon Come being appointed as a director and a member of the Sustainability Committee.

4.	Messrs. Garofalo and Telfer are not members of any committee of the Board as they are not deemed to be independent. Both of them participate in various committee meetings, but do not receive any additional compensation for attending. Each committee holds independent in camera meetings without Messrs. Garofalo or Telfer present.

5.	Mr. Pelletier was appointed member of the Audit Committee effective April 26, 2017. Accordingly, the “Number Attended” and percentage reflects only those meetings held subsequent to Mr. Pelletier being appointed as a member of the Audit Committee.

6.	Mr. Reifel was appointed member of the Governance Committee effective April 26, 2017. Accordingly, the “Number Attended” and percentage reflects only those meetings held subsequent to Mr. Reifel being appointed as a member of the Governance Committee.

7.	Mr. Sartain was appointed member of the HRCC effective February 14, 2017. Accordingly, the “Number Attended” and percentage reflects only those meetings held subsequent to Mr. Sartain being appointed as a member of the HRCC.

8.	Ms. Treviño is retiring and will not stand for re-election at the meeting. She will remain with Goldcorp as a member of our International Advisory Committee. The International Advisory Committee is an ad hoc committee comprised, from time to time, of directors, officers and consultants of Goldcorp. It will consider issues related to the international nature of Goldcorp’s business, as identified by the Board, from time to time.

In Camera Sessions

The independent directors meet in camera – without management or non-independent directors present – as a group at the end of most regularly scheduled Board meeting. In 2017, the independent directors met eight times. For unscheduled Board meetings, the independent directors meet in camera on an as-needed basis.

All committees are made up of only independent directors, but Messrs. Garofalo and Telfer participate in various committee meetings from time to time without receiving additional compensation for attending. Every committee holds an in camera session at each scheduled meeting and may meet in camera at unscheduled meetings.

Group	Number of Meetings	In Camera Meetings
Board	8[1]	8
Audit	4	4
Compensation	7	6
Governance	4	4
Sustainability	5	4

Note:

1.	Two meetings were held via conference call.

Board Mandate

Roles and Duties At-A-Glance

The Board has a primary responsibility to foster the short and long-term success of Goldcorp and is accountable to the shareholders. The directors are stewards of our company and, through their oversight of the CEO, set the tone for our conduct.

The Board has significant roles and duties in each of seven core areas:

Core area	Key responsibilities
Board affairs	• Annual evaluations of Board, committees and directors • Director renewal (nominations, orientation, continuing education) • Board and committees terms of reference • Governance practices

Human resources	• CEO performance, compensation and succession planning • Executive compensation • Compensation strategy and programs • Diversity and Inclusion strategy

Strategy and plans	• Review strategic planning process • Annually approve strategic plan • Annually review and approve capital and operating budgets • Oversee performance against plan and budgets

Financial and corporate issues	• Oversee internal control and management information systems • Approve financial disclosure • Approve financings and material debt programs • Recommend auditors and approve audit fees

Business and risk management	• Oversee identification and management of principal risks • Assess effectiveness of risk management systems
Policies and procedures

•  Approve and monitor compliance with our Code

•  Approve and monitor all significant policies

•  Oversee management’s operations to high ethical and legal standards

•  Periodically review key policies and reports

Core area	Key responsibilities
Compliance reporting and corporate communications

•  Ensure effective communication processes with shareholders and stakeholders

•  Approve and review the disclosure, confidentiality and insider trading policy

•  Ensure appropriate financial and annual reporting

See Schedule “C” for the full text of the terms of reference for the Board. In addition, the full text of the terms of reference for the Board and the committees can be found on the “Governance” page under the “Company” at www.goldcorp.com.

Strategic Planning

Solid strategic planning is essential to our success and we rely on input from the Board to ensure we have a strong, achievable and value-maximizing plan in place each year.

We hold an enhanced strategic planning meeting with the Board each year. The meeting is led by management and provides an opportunity for the Board to review our strategic plan in detail. The strategic plan takes into account, among other things, trends within the industry and opportunities and risks we face as a company. The strategic plan is then referred to by the Board as part of its decision making process for the coming year.

We also follow a rigorous process for reviewing and updating our annual and life-of-mine strategic operating plans. These operating plans assist us in making decisions with respect to capital and resource allocation and help direct key corporate strategic initiatives.

The Board reviews and approves the budget and three-year operating plans on an annual basis. On a quarterly basis, the Board assesses our performance against our strategic and operational objectives.

Risk Management

One of the most important functions of the board is overseeing the risk management strategy which is put in place by management. The board must ensure that management has properly identified the principal risks to our business and is managing them prudently. On a quarterly basis the Board receives a risk report from the EVP, General Counsel which provides insight on macro and project specific risks which may impact Goldcorp or its operations.

The Board considers that the most significant risks facing our business vary from time to time depending on the prevailing economic climate and the specific nature of our activities at the relevant time. At each meeting of the Board, the Board reviews and considers general as well as particular risks faced by Goldcorp. The Board closely monitors the potential vulnerability of our operations and financial condition in light of risks that arise in relation to our business. For a full discussion of the risks which may impact our business please see the risk factors outlined in our most recently filed annual information form which is available under our profile at www.sedar.com or on our website at www.goldcorp.com.

Code of Conduct

The Board has adopted the Code for directors, officers, employees and applicable third parties conducting work for us or on behalf of us. The Code may be accessed under our profile at www.sedar.com or at www.sec.gov or on our website at www.goldcorp.com. The Code is available in English, Spanish and French and clearly defines how anyone working for us or on our behalf is expected to conduct themselves while representing Goldcorp. Significant efforts are made to ensure our employees fully understand their responsibilities under the Code through training, leadership communications, certification requirements and awareness initiatives. The level of awareness and understanding of our Code is periodically monitored by our Ethics and Compliance department through global assessments.

Enforcement

The Audit Committee is responsible for monitoring compliance with the Code and related policies by reasonably ensuring that all directors, officers, employees and applicable third parties receive and become thoroughly familiar with the Code and acknowledge their support and understanding of the Code. To achieve this, we have developed an integral awareness program. The program includes a combination of corporate and site-driven online and in-person training and a meaningful communications strategy that applies company-wide.

Everyone covered by the Code has a duty to report suspected Code violations. They are also responsible for helping to identify and raise potential issues before they lead to Code violations. In addition to the direct reporting of ethics-related instances, site and regional management must report all instances of Code violations or suspected violations as part of our quarterly disclosure process.

Our Ethics Committee, described below, oversees the timely and appropriate assessment and follow-up of the reports received.

Incident Reporting Requirements

Goldcorp has multiple channels to report instances of actual or potential violations of the Code. These channels include:

•	Direct reporting to local or corporate management

•	Direct reporting to compliance-related functions (e.g., Ethics and Compliance, Legal, Human Resources or Internal Audit)

•	Reporting through the Alternative Ethics Reporting Channels (e.g., confidential toll-free hotlines, internal reporting email address – ethics.help@goldcorp.com – and reporting web portal – www.goldcorp.ethicspoint.com)

We have implemented internal investigation protocols to ensure that all reports, complaints and queries received by our Ethics and Compliance department are appropriately managed and escalated.

Ethics Committee

In order to address Code matters in a timely, unbiased and appropriate manner, we have formed an internal Ethics Committee that oversees our Compliance Program and the Ethics Reporting Process. Goldcorp’s Ethics Committee is a multidisciplinary and independent group of corporate employees and officers chaired by our EVP, General Counsel. The members of the Ethics Committee are:

•	EVP, General Counsel (Chair)

•	EVP and COO

•	EVP, Corporate Affairs and Sustainability

•	SVP, Treasurer

•	VP, Controller

•	VP, Diversity, Regulatory Affairs and Corporate Secretary

•	VP, Risk Management and Assurance

•	VP, People

Goldcorp Global Policies

Many of our key global policies, in addition to being stand-alone policies, are an integral part of our Code and violations of these policies are treated as violations under the Code. Other key policies state our values and objectives in areas important to our long-term success. Our key policies include:

Policy	Part of Code	More information
Anti-Bribery and Anti-Corruption Policy	✓	See Schedule “A”
Sustainability Policy	✓	See Schedule “A”
Human Rights Policy	✓	See Schedule “A”
Donations Policy	✓	See Schedule “A”
Political Contributions Policy	✓	See Schedule “A”
Disclosure, Confidentiality and Insider Trading Policy	✓	See Schedule “A”
Social Media Policy		See Schedule “A”

Policy	Part of Code	More information
Diversity and Inclusion Policy		See page 75

Guidelines

The Board encourages and promotes an overall culture of ethical business conduct by:

•	Promoting a safe work environment

•	Promoting compliance with applicable policies, laws, rules and regulations

•	Providing meaningful training and guidance to directors, officers and employees to help them recognize and deal with ethical issues

•	Promoting a culture of open communication, honesty and accountability

•	Ensuring application of applicable and consistent disciplinary actions for violations of our Code and related policies

The Code, and its related policies, provides specific guidelines and requirements for dealing with situations that may be encountered in the normal course of business.

All Code violations must trigger corrective actions.

The Board reasonably ensures that directors, officers and employees are familiar with the provisions of the Code regarding disclosing conflicts of interest and how to obtain direction from management and/or from the Ethics Committee on any potential conflict of interest. This helps to ensure that independent judgment is exercised in all circumstances. In addition to the Code, Section 132 of the OBCA addresses conflicts of interest of a director of an Ontario corporation such as Goldcorp. Among other things, a director of a corporation who (a) is a party to a material contract or transaction or proposed material contract or transaction with the corporation; or (b) is a director or an officer of, or has a material interest in, any person who is a party to a material contract or transaction or proposed material contract or transaction with the corporation, is required to disclose in writing to the corporation or request to have entered in the minutes of meetings of directors the nature and extent of his or her interest. Such a director will not attend any part of a meeting of directors during which the contract or transaction is discussed and will not vote on any resolution to approve the contract or transaction unless the contract or transaction relates to the director’s remuneration as a director or indemnity or insurance for services as a director, or is with an affiliate of the corporation.

Goldcorp also monitors and enforces other related global policies such as our Disclosure, Confidentiality and Insider Trading Policy and our Anti-Bribery and Anti-Corruption Policy. In this regard, we have developed and implemented a structured Anti-Bribery and Anti-Corruption compliance program which consists of a combination of training and risk-based preventive and detective actions executed throughout our organization.

The Board also encourages a culture of ethical business conduct and integrity through its formal meetings and informal discussions with management. The Board believes that a strong and consistent tone from the top of the management team regarding the importance of acting ethically in how we conduct our business promotes an ethical culture as well as appropriately monitoring the activities of our employees and applicable third parties to ensure compliance.

AUDIT COMMITTEE

Mandate

The primary function of the Audit Committee is to assist the Board in fulfilling its financial reporting and controls responsibilities to our shareholders and the investment community. Members of the Audit Committee are independent and financially literate as required under Canadian securities laws and NYSE rules. The external auditors report directly to the Audit Committee. You can access the full text of the Audit Committee’s terms of reference at www.goldcorp.com. More information relating to our Audit Committee can be found in our most recent annual information form in the section entitled “Audit Committee”.

2017 Highlights

The Audit Committee considered, reviewed or approved the following matters:

Area	Actions
Financial Reporting	Approved the audited and unaudited consolidated financial statements and the corresponding MD&A

Independent Auditors

Reviewed the 2017 audit service plan

Met regularly in camera with the independent auditors

Received the reports of the independent auditors on Goldcorp’s financial statements

Approved non-audit services to be provided by the independent auditors

Internal Audit	Received internal audit reports Received internal audit plan for 2017 Met in camera with the internal audit

Committee Operations

Approved amendment to the Audit Committee Terms of Reference and Checklist

Reviewed quarterly updates on Goldcorp’s financial performance

Reviewed quarterly treasury reports

Received quarterly legal and ethics updates

Received insurance and cyber security updates

Discussed anti-bribery and anti-corruption program compliance

Discussed Extractive Sector Transparency Measures Act compliance

Received a report from the Disclosure Committee

Received a report on tax updates

Received presentations regarding Canadian and Latin American operations

Received updates on hedging activities

Met in camera with the CFO

Conducted annual self-evaluations

Reviewed in camera the CFO transition plan

HUMAN RESOURCES & COMPENSATION COMMITTEE

Mandate

The primary function of the HRCC is to assist the Board in fulfilling its responsibilities relating to human resources and compensation issues and to establish a plan of continuity for executive officers and other members of senior management. Members of the HRCC are independent. The independent compensation advisor reports directly to the HRCC. You can access the full text of the HRCC’s terms of reference at www.goldcorp.com.

Member Skills

Each of the members of the HRCC have direct experience in both public and private sector executive compensation enabling the HRCC to make decisions on the appropriateness of Goldcorp’s compensation policies and practices.

Member	Relevant skills and experience
Franssen	Ms. Franssen is the founder and past-president of The Body Shop Canada. She has also served on numerous boards, including CIBC. As a director of CIBC, Ms. Franssen served on the Compensation Committee and directly managed or oversaw executive compensation programs. Ms. Franssen is a member of the NACD and ICD.

Reifel	Mr. Reifel is President and a director of Chesapeake Gold Corp.and Gunpoint Exploration Ltd. Former positions include: director of Glamis Gold Ltd. and President, founder and a director of Francisco Gold Corp., which discovered the El Sauzal gold deposit in Mexico and the Marlin gold deposit in Guatemala, mines currently owned by Goldcorp. Mr. Reifel directly managed or oversaw the executive compensation programs as President of both Chesapeake Gold Corp. and Francisco Gold Corp. Mr. Reifel is a member of the NACD and ICD.

Williamson	Mr. Williamson is currently an independent consultant and a director of Tahoe Resources Inc. Former positions include: director of Glamis Gold Ltd., director of Uranium One Inc. and Vice-Chairman, Investment Banking at Midland Walwyn/Merrill Lynch Canada Inc. As Chair of the Compensation Committee at Tahoe Resources Inc. and Glamis Gold Ltd., Mr. Williamson directly managed or oversaw the executive compensation programs. Mr. Williamson is a member of the NACD and ICD.

Sartain	Mr. Sartain was the Chief Executive Officer of Xstrata plc’s global copper business and has experience serving on public company boards. Mr. Sartain is a member of the NACD and ICD.

2017 Highlights

The HRCC considered, reviewed or approved the following matters

Area	Actions
Executive and Director Compensation

Reviewed the corporate performance metrics and approved the 2017 Corporate Performance Scorecard

Received management’s presentations on executive compensation matters (including trends and peer groups) and reports of Institutional Shareholder Services, Inc. and Glass, Lewis & Co., LLC

Received presentations from Willis Towers Watson on executive and director compensation matters, including compensation risk assessment

Received a report from Hugessen on director and management compensation matters

Discussed CEO, executive officer and MGM share ownership requirements

Approved new PSU plan with NAV per share metric

Approved 2016 management and employee STI awards, 2017 base salary recommendations and LTI grants

Discussed and approved 2017 Board compensation and RSU grants to non-executive directors

Received EVP performance reviews

Reviewed and discussed, in camera, CFO employment and termination agreements with the CEO

CEO Performance Evaluation	Approved CEO Terms of Reference Discussed 2018 proposed CEO goals and objectives Assessed in camera CEO and EVP compensation

Committee Operations

Approved changes to the HRCC Terms of Reference

Approved the Say on Pay policy

Reviewed management information circular disclosure, including CD&A

Received proposed succession plans for executives

Reviewed and discussed in camera the CEO succession plan

Discussed various organizational changes

Discussed, reviewed and approved changes to Board guidelines with respect to directors’ share ownership

Area	Actions
Approved appointment of new Chair of the Management Pension Committee Received HRCC Annual Report

Other Matters

Approved certain supplementary SERP memberships

Approved the appointment of certain new officers

Approved grants of restricted unit rights to certain employees

Received presentations on diversity from the VP, Diversity, Regulatory Affairs and Corporate Secretary

Conducted annual self-evaluations

GOVERNANCE COMMITTEE

Mandate

The primary function of the Governance Committee is to provide a focus on governance that will enhance our performance, to assess and make recommendations regarding Board effectiveness and to establish and lead the process for identifying, recruiting, appointing, re-appointing and providing ongoing development for directors. Members of the Governance Committee are independent. You can access the full text of the Governance Committee’s terms of reference at www.goldcorp.com.

2017 Highlights

The Governance Committee considered, reviewed or approved the following matters:

Area	Actions
Board Succession Plan	Discussed succession plan for directors

Director Development

Reviewed policies on director orientation and continuing education

Updated the Board skills analysis matrix

Received report from the Chairman on Board review and peer feedback surveys

Approved 2017 director, committee and peer evaluation process

Approved 2017 Board compensation and RSU grants to non-executive directors

Approved recommendation to fix the number of directors at ten and to appoint Mr. Coon Come as a director and member of the Sustainability Committee

Committee Operations

Conducted an independence evaluation of the Board members

Conducted an independence and financial literacy evaluation of the Audit Committee members

Approved the Terms of Reference and Checklist for the Governance Committee, the Non-Executive Board Chair, and the Vice-Chair and Lead Director

Recommended director nominees for the 2017 annual and special meeting of shareholders

Approved the committee chairs and composition

Received the draft annual corporate and securities regulatory filings report

Shareholder Engagement	Discussed recent shareholder engagement events

Other Matters

Received a presentation on directors’ and officers’ liability insurance

Reviewed internal analysis of Globe and Mail governance ranking

Approved appointment of officers

Conducted annual self-evaluations

SUSTAINABILITY COMMITTEE

Mandate

The primary function of the Sustainability Committee is to review and monitor the sustainable development, environmental, health and safety policies and activities of Goldcorp on behalf of the Board. Members of the Sustainability Committee are independent. You can access the full text of the Sustainability Committee’s terms of reference at www.goldcorp.com.

2017 Highlights

The Sustainability Committee considered, reviewed or approved the following matters:

Area	Actions
Policies and standards	Oversaw the release and reviewed the 2016 Annual Sustainability Report Oversaw the management of the Sustainability Excellence Management System

Incident reviews / Health & Safety

Received quarterly reports on health, safety and sustainability

Received 2017 Marlin safety verification audit

Received 2016 Safety and Health Annual Report

Reviewed and discussed Goldcorp’s safety and health strategy towards zero fatalities

Mine Visits and Updates

Traveled to Coffee, Éléonore, Musselwhite, Peñasquito, and Cerro Negro.

Proposed visits to NuevaUnion, Casale/Caspiche, San Martin and Marlin

Received presentations concerning current and future dam raises at the Peñasquito tailings dam

Committee Operations	Approved the Sustainability Committee Terms of Reference and Checklist Received updates on corporate social responsibility, reclamation and environmental matters Conducted annual self-evaluations

DIRECTORS’ APPROVAL

The contents of this Management Information Circular and the sending thereof to the shareholders of Goldcorp have been approved by the Board of Directors.

BY ORDER OF THE BOARD OF DIRECTORS

“Ian W. Telfer”
Ian W. Telfer Chairman of the Board

March 12, 2018

Vancouver, British Columbia

SCHEDULE “A”

Key Policy Descriptions

Anti-Bribery and Anti-Corruption Policy

Our Anti-Bribery and Anti-Corruption Policy outlines requirements that must be fulfilled by all our employees, officers and directors, as well as by any third-party working for or acting on our behalf. These requirements include prohibitions against bribing government officials, making facilitation payments and commercial bribery.

The policy also provides employees with clarity regarding: books and records transparency; giving gifts to government officials; making political or charitable contributions; third-party oversight and due diligence; internal controls; and management’s responsibility to promote and create awareness of the policy.

Sustainability Policy

We have implemented a Sustainability Policy which states our commitment to: the health and safety of our workers and communities, the protection of the environment, and to the rights, culture and development of local and Indigenous communities. This applies to all aspects of mining, from exploration to post closure activities. This policy guides Goldcorp’s Sustainability Excellence Management System (“SEMS”) which includes standards for delivering on its regulatory, voluntary and community commitments.

The Sustainability Policy is available at www.goldcorp.com.

Human Rights Policy

Our Human Rights Policy commits us to integrating human rights best practices into all of our business and decision-making processes. The policy mandates that we operate in a way that respects human rights of employees and the communities in which we operate. It is informed by international law and provides that we will seek to establish constructive dialogue and partnerships with a variety of stakeholders on human rights performance.

We regularly review and assess the effectiveness of and compliance with the policy, and employees and contractors are trained on the provisions of the policy. Information regarding assessments and performance are made available to the public through the annual Global Reporting Initiative.

The Human Rights Policy is available at www.goldcorp.com in English, Spanish and French.

Donations Policy

Our Donations Policy establishes objectives and guidelines for the administration of our corporate giving program. It outlines the four key areas of priority activities where we support and contribute to the communities where we operate, which include education, healthcare, community development, and arts and culture.

The Donations Policy is available at www.goldcorp.com.

Disclosure, Confidentiality and Insider Trading Policy

Our Disclosure, Confidentiality and Insider Trading Policy was adopted to ensure that we meet our obligations under securities laws and stock exchange rules. The policy establishes guidelines regarding various matters, including the timely disclosure of material information, the confidentiality of undisclosed material information and the preparation and release of public communications made on Goldcorp’s behalf.

The policy also prohibits anyone from trading in our securities when that person is in possession of certain material information and provides for the imposition of trading blackout periods.

The Disclosure, Confidentiality and Insider Trading Policy is available at www.goldcorp.com.

Social Media Policy

We set expectations for our employees about the use of social media in relation to employment through the adoption of our Social Media Policy in line with our other policies, including the Code of Conduct, the Disclosure, Confidentiality and Insider Trading Policy and the Information Technology Policy. The term “social media” refers to web-based tools that are used to share information and opinions, host conversations and build relationships. Under the terms of the policy, among other things, we have established certain persons who are authorized to speak and write on our behalf and to manage our official social media accounts and provided guidelines for engaging in personal social media about Goldcorp.

SCHEDULE “B”

Description of Goldcorp’s Equity Incentive Plans

Performance Share Unit Plan

The following is a summary of the Performance Share Unit Plan for the year ended December 31, 2017.

Purpose

The Performance Share Unit Plan is intended to serve the following three purposes: (a) to recognize individual performance and value to the organization, (b) to help ensure that the executive is retained within Goldcorp during a highly competitive market environment, and (c) to help ensure that each of the executive officers works towards increasing share performance and, along with shareholders, benefits from the future success of the organization.

Eligibility

The Performance Share Unit Plan provides that performance share units may be granted by the Board or, if the Board so determines, the Compensation Committee, to senior management (“Eligible Executives”). From time to time the Board or the Compensation Committee will determine the provisions and restrictions with respect to performance share unit awards in accordance with the terms of the Performance Share Unit Plan, taking into account each Eligible Executive’s present and potential future contributions to the success of Goldcorp. Each performance share unit award is evidenced by a written agreement between Goldcorp and the Eligible Executive (the “Performance Share Unit Agreement”).

The three-year performance period deters short-term focused decision-making, and there is no payout if performance does not meet our threshold. There are two performance-based criteria applicable to the payment to be made to an Eligible Executive: (i) relative total shareholder return (50% weighting) relative to a TSR Peer Group; and (ii) net asset value growth (50% weighting). There is a limit of a 200% multiplier for positive net asset value growth and Relative Total Shareholder Return. The maximum is in place to prevent excessive payouts and to act as a disincentive against imprudent risk-taking. The new TSR peer group is comprised of Barrick Gold Corporation, AngloGold Ashanti Limited, Newmont Mining Corporation, Kinross Gold Corporation, Newcrest Mining Limited, Yamana Gold Inc., Agnico Eagle Mines Limited, Eldorado Gold Corporation, Randgold Resources Limited and IAMGOLD Corp.

Payment

The Board or the Compensation Committee may establish performance-based criteria which, if met by the Eligible Executive or Goldcorp, will entitle the Eligible Executive to be paid an amount in excess of or less than, as the case may be, the fair market value of one common share for each performance share unit on the applicable deferred payment date.

Each performance share unit (and Distribution performance share unit, as defined below) awarded to an Eligible Executive for services performed during the year in which the performance share unit is granted entitles the Eligible Executive to receive a cash payment in an amount equal to the fair market value as at the date specified in the applicable Performance Share Unit Agreement multiplied by the applicable multiplier, to be determined on the last day of the performance period or such earlier date as may be applicable in the event of the cessation of employment of an Eligible Executive prior to the end of the performance period.

Performance Period

Unless otherwise specified by the Board or the Compensation Committee, the performance period in respect of a particular performance share unit award is three years less 30 days from the date of grant of the applicable performance share unit. The Board or the Compensation Committee, in its sole discretion, may adjust the amount paid to the Eligible Executive at the end of the performance period if the Board or the Compensation Committee determines that material unusual circumstances occurred during the performance period that affected the achievement of the performance-based criteria.

Attributes

When distributions are paid on any common shares, additional performance share units will be credited to the Eligible Executive’s performance share unit account as of the distribution payment date. The number of additional performance share units (“Distribution performance share units”) to be credited to the participant’s performance share unit account will be determined by dividing the dollar amount of the distribution payable in respect of the common shares underlying the performance share units and Distribution performance share units allocated to the Eligible Executive’s performance share unit account by the fair market value per share on the date the distribution is paid.

Payments in respect of performance share units and Distribution performance share units will be made within 30 days after the end of the performance period and, in the case of employees who have ceased to be employed by Goldcorp, within 30 days after the date on which the Eligible Executive ceases to be so employed, provided that all payments in respect of performance share units and Distribution performance share units will be made not later than December 31st of the third calendar year following the calendar year during which the applicable performance share units were granted.

Except as otherwise disclosed in this circular, no acceleration of the performance period of any performance share unit was approved by the Board during the year ended December 31, 2017 or as of the date of this circular.

Change of Control

Performance share units immediately vest only (i) on a change of control; and (ii) within 12 months of such change of control if Goldcorp terminates the employment of the participant for any reason other than just cause.

Termination, Retirement, Death or Disability

If an Eligible Executive ceases to be actively employed by Goldcorp during the performance period because of the Eligible Executive’s termination or retirement, all performance share units and Distribution performance share units previously awarded to the Eligible Executive will be forfeited and cease to be credited to the Eligible Executive on the termination date or retirement date, as the case may be, however, the Board or the Compensation Committee has the absolute discretion to modify the grant of the performance share units to provide that the performance period will be deemed to have ended at the end of the calendar quarter immediately before the termination date or retirement date, as the case may be, and the amount payable to the Eligible Executive will be calculated as of such date.

In the event of the death or total disability of an Eligible Executive, the performance period will be deemed to have ended at the end of the calendar quarter immediately before the date of death or total disability of the Eligible Executive and the amount payable to the Eligible Executive or his or her executors, as the case may be, will be calculated as of such date.

Restricted Share Unit Plan

The following is a summary of the Restricted Share Unit Plan for the year ended December 31, 2017.

Purpose

The Restricted Share Unit Plan serves the following two purposes: (a) to recognize exceptional performance in the previous year, and (b) to secure for Goldcorp and its shareholders the benefits inherent in the ownership of common shares by employees and directors. A vesting element is included as an incentive for the executive to remain with Goldcorp.

The Restricted Share Unit Plan provides that share-based awards in the form of restricted share units may be granted by the Board on the recommendation of the Compensation Committee, to employees and directors as a discretionary payment in consideration of past services to Goldcorp. Each restricted share unit entitles the holder to one common share at the end of a restricted period as determined by the Board (the “Restricted Period”).

Our current intention is to use the Restricted Share Unit Plan for grants of restricted share units to officers as a discretionary payment in consideration of past services to Goldcorp and to our non-executive directors as part of their annual retainer at a value of no greater than $150,000 (approximately equal to 6,672 restricted share units for the year ended December 31, 2017) per non-executive director each year.

Restricted Share Unit Plan Limits

An aggregate of 21,690,276 common shares have been reserved for issuance under the Restricted Share Unit Plan, representing approximately 2.5% of the issued and outstanding common shares as at December 31, 2017 and approximately 2.5% of the issued and outstanding common shares as at March 1, 2018. As of December 31, 2018, restricted share units entitling holders to an aggregate of 2,939,008 common shares, representing approximately 0.5% of the issued and outstanding common shares, were outstanding under the Restricted Share Unit Plan and 8,197,751 common shares have been issued upon expiry of Restricted Periods attached to outstanding restricted share units granted under the Restricted Share Unit Plan. This leaves 13,492,525 common shares (including 2,939,008 common shares issuable under outstanding restricted share units), representing approximately 1.2% of the issued and outstanding common shares, available for issuance under the Restricted Share Unit Plan.

The following table sets out the burn rate of the Restricted Share Unit Plan for the three most recently completed financial years:

Year	Restricted Share Units Granted	Weighted Average Securities Outstanding (000,000)	Burn Rate
2017	1,598,666	865	0.2%
2016	2,450,291	845	0.3%
2015	2,399,140	827	0.3%

Eligibility

The Restricted Share Unit Plan provides that the maximum number of common shares issuable to insiders, at any time, pursuant to the Restricted Share Unit Plan and any other security-based compensation arrangements of Goldcorp, is 10% of the total number of common shares then outstanding. The maximum number of common shares issued to insiders, within any one year period, pursuant to the Restricted Share Unit Plan and any other security-based compensation arrangements of Goldcorp, is 10% of the total number of common shares then outstanding. The maximum number of common shares issued to independent directors of Goldcorp, within any one year period, pursuant to the Restricted Share Unit Plan is 1% of the aggregate maximum number of common shares available for issuance under the Restricted Share Unit Plan. The number of common shares then outstanding means the number of common shares outstanding on a non-diluted basis immediately prior to the proposed grant of the applicable restricted share unit.

Attributes

Except pursuant to a will or by the laws of descent and distribution, no restricted share unit and no other right or interest of a participant under the Restricted Share Unit Plan is assignable or transferable.

Each restricted share unit entitles the holder to one common share at the end of a Restricted Period. Other than for restricted share units granted to non-executive directors, generally, restricted share units are granted subject to Restricted Periods expiring as to one-third on the first anniversary of the date of grant, as to one-third on the second anniversary of the date of grant and as to one-third on the third anniversary of the date of grant. Restricted share units granted to non-executive directors vest immediately on the date of grant.

In the event of a participant’s retirement or termination during a Restricted Period, any restricted share units automatically terminate, unless otherwise determined by the Board, provided, however, that the Board shall have the absolute discretion to modify the grant to provide that the Restricted Period shall terminate immediately prior to a participant’s termination or retirement. In the event of death or disability of a participant, the restricted share units will vest on the date of death or disability, and common shares represented by such participant’s restricted share units will be issued by Goldcorp as soon as reasonably practical (no later than 90 days after death, and no later than 30 days following notice of disability). Common shares are issued net of withholding taxes.

Subject to the absolute discretion of the Board, the Board may determine to pay participants cash equal to any cash dividends declared and paid on common shares that would be payable on restricted share units issuable upon the expiry of any Restricted Period which has not expired in the manner and at the time such dividends are ordinarily paid to holders of common shares.

In the event of (i) a change of control; and (ii) within 12 months of such change of control Goldcorp terminates the employment of the participant for any reason other than just cause, then all restricted share units outstanding shall immediately vest on the date of such termination notwithstanding the Restricted Period.

No extensions of the term of any restricted share unit or acceleration of the vesting schedules of any restricted share unit were approved by the Board during the year ended December 31, 2017 or as of the date of this circular.

Administration

Under the Restricted Share Unit Plan, the Board may from time to time amend or revise the terms of the Restricted Share Unit Plan or may discontinue the Restricted Share Unit Plan at any time. Subject to receipt of requisite regulatory approval, where required, and without further shareholder approval, the Board may make the following amendments to the Restricted Share Unit Plan: (a) amending typographical, clerical and grammatical errors; (b) reflecting changes to applicable securities laws; and (c) ensuring that the restricted share units granted under the Restricted Share Unit Plan will comply with any provisions respecting income tax and other laws in force in any country or jurisdiction of which a participant may from time to time be resident or a citizen.

In addition, as necessary, the Compensation Committee considers recommendations made by organizations which represent the interests of institutional shareholders in determining whether any amendments to the Restricted Share Unit Plan are warranted. The Compensation Committee also reviews the policies of the TSX and the NYSE with respect to their respective rules and policies governing security-based compensation arrangements.

Stock Option Plan

The following is a summary of the Stock Option Plan for the year ended December 31, 2017.

Purpose

The purpose of the Stock Option Plan is to advance our interests by: (i) providing participants with additional incentives; (ii) encouraging equity ownership by such participants; (iii) increasing the proprietary interest of participants in the success of Goldcorp; (iv) encouraging participants to remain with Goldcorp; and (v) attracting new employees and officers.

The Stock Option Plan provides for the granting to participants of stock options to purchase common shares. The Stock Option Plan is designed to advance our interests by encouraging employees and officers to have equity participation in Goldcorp through the acquisition of common shares. A vesting element is included as an incentive for the executive to remain with Goldcorp.

Stock Option Plan Limits

The aggregate maximum number of common shares that may be reserved for issuance under the current Stock Option Plan is 35,500,000, representing approximately 4.09% of the issued and outstanding common shares as at December 31, 2017 and approximately 4.09% of the issued and outstanding common shares as at March 1, 2018. As of December 31, 2017, options to purchase an aggregate of 7,102,888 common shares (net of cancelled options), representing approximately 0.7% of the issued and outstanding common shares, were outstanding under the Stock Option Plan and 15,516,971 common shares were issued upon exercise of options granted under the Stock Option Plan. As of December 31, 2017, this leaves options to purchase an aggregate of 12,880,141 common shares, representing approximately 1.5% of the issued and outstanding common shares, available for issuance under the Stock Option Plan. This reflects a total dilution rate of approximately 2.20%. Any stock options granted under the Stock Option Plan and which have been cancelled or terminated in accordance with the terms of the Stock Option Plan without having been exercised will again be available for re-granting under the Stock Option Plan. However, any stock options granted under the Stock Option Plan and exercised will not be available for re-granting under the Stock Option Plan.

The following table sets out the burn rate of the Stock Option Plan for the three most recently completed financial years:

Year	Stock Options Granted	Weighted Average Securities Outstanding (000,000)	Burn Rate
2017	Nil	865	0%
2016	3,087,005	845	0.4%
2015	4,371,481	827	0.5%

The Stock Option Plan further provides that the maximum number of common shares issuable to insiders, at any time, pursuant to the Stock Option Plan and any other security-based compensation arrangements of Goldcorp is 10% of the total number of common shares issued and outstanding at the time of grant (on a non-diluted basis). The maximum number of common shares issued to insiders, within any one year period, pursuant to the Stock Option Plan and any other security-based compensation arrangements of Goldcorp, is 10% of the total number of common shares issued and outstanding at the time of issuance (on a non-diluted basis). The maximum number of common shares which may be reserved for issuance to any one person under the Stock Option Plan shall be 5% of the common shares issued and outstanding at the time of the grant (on a non-diluted basis) less the aggregate number of common shares reserved for issuance to such person under any other security-based compensation arrangements of Goldcorp. The Stock Option Plan is administered by the Board in consultation with the Compensation Committee.

Eligibility

Under the Stock Option Plan, stock options may be granted to our employees and officers and designated affiliates and permitted assigns. In determining the terms of each grant of stock options, consideration is given to the participant’s present and potential contribution to the success of Goldcorp. The holder of an option does not have any rights as a shareholder with respect to common shares underlying options until such holder exercises such options in accordance with the terms of the Stock Option Plan.

Exercise Price

The Board establishes the exercise price of a stock option at the time it is granted and the exercise price per share is not to be less than the volume-weighted average trading price of the common shares on the TSX, or another stock exchange where the majority of the trading volume and value of the common shares occurs, for the five trading days immediately preceding the day the option is granted. The Board cannot reduce the exercise price of any outstanding stock options without shareholder approval. The exercise period for each stock option is not to be more than seven years. Stock options are always granted subject to vesting requirements as determined by the Board at the time of grant.

Attributes

Subject to limited exceptions, stock options are not assignable and terminate: (i) within 30 days following an option holder ceasing to be an eligible person for any reason other than death subject to Board discretion; (ii) immediately upon the termination of an option holder’s employment with cause; and (iii) if an option holder dies, within a period of the earlier of (a) the expiry date of such option; and (b) 12 months following the death of the option holder, but only to the extent the options were by their term exercisable on the date of death, unless otherwise determined by the Board. In the event of a change of control, the Board has the authority to accelerate the vesting of all unvested options - options will immediately vest only (i) on a change of control; and (ii) within 12 months of such change of control Goldcorp terminates the employment of the participant for any reason other than just cause. If a participant elects to exercise its options following a change of control, the option holder will be entitled to receive, in lieu of the number of common shares entitled to upon exercise, the kind and amount of common shares and other securities, property or cash which such holder would have been entitled to receive as a result of such change of control, on the effective date thereof, had the option holder been the registered holder of the number of common shares to which the option holder was entitled to purchase upon exercise of such options.

In the event of any proposed merger, consolidation, amalgamation or offer to acquire common shares (collectively, the “Proposed Transaction”) we may give written notice to all option holders advising them that, within 30 days after the date of such notice, each option holder must advise the Board as to whether the option holder wishes to exercise its options prior to closing of the Proposed Transaction, and that failure of an option holder to provide written notice within the 30-day period will cause all rights of the option holder to terminate, provided that the Proposed Transaction is completed within 180 days after the date of the notice.

No extensions of the term of any stock option or acceleration of the vesting schedules of any stock option were approved by the Board during the year ended December 31, 2017 or as of the date of this circular.

Administration

Subject to certain limitations, the Board may at any time, and from time to time, and without shareholder approval amend any provision of the Stock Option Plan, or any stock options granted thereunder, or terminate the Stock Option Plan, subject to any applicable regulatory or stock exchange requirements or approvals at the time of such amendment or termination, including, without limitation, making amendments:

(i)	relating to the exercise of stock options;

(ii)	deemed by the Board to be necessary or advisable because of any change in applicable securities laws or other laws;

(iii)	to the definitions other than definitions for “Eligible Person” and “Permitted Assign”;

(iv)	to the change of control provisions. For greater certainty, any change made to change of control provisions shall not allow participants to be treated any more favourably than other holders of common shares with respect to the consideration that the participants would be entitled to receive for their common shares upon a Change of Control;

(v)	relating to the administration of the Stock Option Plan;

(vi)	to the vesting provision of any outstanding stock options as contemplated by the Stock Option Plan; and

(vii)

fundamental or otherwise, not requiring shareholder approval under applicable laws or the rules of the TSX, including amendments of a “clerical” or “housekeeping” nature and amendments to ensure that the options granted under the Stock Option Plan will comply with any provisions respecting income tax and other laws in force in any country or jurisdiction of which an eligible person may from time to time be resident or a citizen.

Notwithstanding the provisions above, the Board shall not be permitted to make amendments:

(i)	in order to increase the maximum number of common shares which may be issued under the Stock Option Plan so as to increase the insider participation limits;

(ii)	to Section 2.2 (Option Exercise Price) of the Stock Option Plan and to increase the ability of the Board to amend the Stock Option Plan without shareholder approval;

(iii)	to change the definitions of “Eligible Person” and “Permitted Assign”;

(iv)	to the transferability of stock options other than as permitted under the Stock Option Plan;

(v)	subject to the provisions of the Stock Option Plan, to the exercise price of a stock option issued under the Stock Option Plan where such amendment reduces the exercise price of such stock option (for this purpose, a cancellation or termination of a stock option of a participant prior to its expiry for the purpose of re-issuing stock options to the same participant with a lower exercise price shall be treated as an amendment to reduce the exercise price of a stock option); or

(vi)	the term of a stock option issued under the Stock Option Plan;

in each case without first having obtained the approval of a majority of the holders of the common shares voting at a duly called and held meeting and, in the case of an amendment to increase the insider participation limits, approval of a majority of the holders of the common shares voting at a duly called and held meeting of holders of common shares excluding common shares voted by insiders who are eligible persons.

The Stock Option Plan allows the expiry date of stock options granted thereunder to be the 10th day following the end of a self-imposed blackout period on trading securities of Goldcorp in the event that they would otherwise expire during or within 48 hours of such blackout.

We have never re-priced any of the stock options we have granted under the Stock Option Plan.

In addition, as necessary, the Compensation Committee considers recommendations made by organizations which represent the interests of institutional shareholders in determining whether any amendments to the Stock Option Plan are warranted. The Compensation Committee reviews the policies of the TSX and the NYSE with respect to their respective rules and policies governing security-based compensation arrangements.

Insider Trading

Goldcorp’s Disclosure, Confidentiality and Insider Trading Policy provides that employees shall only trade common shares within predetermined trading periods and shall not trade common shares if they are aware of undisclosed material information.

SCHEDULE “C”

Terms of Reference for the Board of Directors

I.	INTRODUCTION

A.	The Goldcorp Inc. (“Goldcorp” or the “Company”) Board of directors (the “Board”) has a primary responsibility to foster the short and long-term success of the Company and is accountable to the shareholders.

B.	The directors are stewards of the Company. The Board has the responsibility to oversee the conduct of the Company’s business and to supervise management, which is responsible for the day-to-day operation of the Company. In supervising the conduct of the business, the Board, through the Chief Executive Officer (the “CEO”) sets the standards of conduct for the Company.

C.	These terms of reference are prepared to assist the Board and management in clarifying responsibilities and ensuring effective communication between the Board and management.

II.	COMPOSITION AND BOARD ORGANIZATION

A.	Nominees for directors are initially considered and recommended by the Board’s Governance and Nominating Committee in conjunction with the Board Chair, approved by the entire Board and elected annually by the shareholders.

B.	A majority of directors comprising the Board must qualify as independent directors (as defined in National Instrument 58-101 Disclosure of Corporate Governance Practices and the New York Stock Exchange independence rules).

C.	Certain of the Board’s responsibilities may be delegated to Board committees. The responsibilities of those committees will be as set forth in their terms of reference.

III.	DUTIES AND RESPONSIBILITIES

A.	Managing the Affairs of the Board

The Board operates by delegating certain of its authorities, including spending authorizations, to management and by reserving certain powers to itself. The legal obligations of the Board are described in Section IV. Subject to these legal obligations and to the Articles and By-laws of the Company, the Board retains the responsibility for managing its own affairs, including:

i)	annually reviewing the skills and experience represented on the Board in light of the Company’s strategic direction and approving a Board composition plan recommended by the Governance and Nominating Committee;

ii)	appointing, determining the composition of and setting the terms of reference for, Board committees;

iii)	determining and implementing an appropriate process for assessing the effectiveness of the Board, the Board Chair, committees and directors in fulfilling their responsibilities;

iv)	assessing the adequacy and form of director compensation;

v)	assuming responsibility for the Company’s governance practices;

vi)	establishing new director orientation and ongoing director education processes;

vii)	ensuring that the independent directors meet regularly without executive directors and management present;

viii)	setting the terms of reference for the Board; and

ix)	appointing the secretary to the Board.

B.	Human Resources

The Board has the responsibility to:

i)	provide advice and counsel to the CEO in the execution of the CEO’s duties;

ii)	appoint the CEO and plan CEO succession;

iii)	set terms of reference for the CEO;

iv)	annually approve corporate goals and objectives that the CEO is responsible for meeting;

v)	monitor and, at least annually, review the CEO’s performance against agreed upon annual objectives;

vi)	to the extent feasible, satisfy itself as to the integrity of the CEO and other senior officers, and that the CEO and other senior officers create a culture of integrity throughout the Company;

vii)	set the CEO’s compensation;

viii)	approve the CEO’s acceptance of significant public service commitments or outside directorships;

ix)	approve decisions relating to senior management, including:

a)	review senior management structure including such duties and responsibilities to be assigned to officers of the Company;

b)	on the recommendation of the CEO, appoint and discharge the officers of the Company who report to the CEO;

c)	review compensation plans for senior management including salary, incentive, benefit and pension plans; and

d)	employment contracts, termination and other special arrangements with executive officers, or other employee groups.

x)	approve certain matters relating to all employees, including:

a)	the Company’s broad compensation strategy and philosophy;

b)	new benefit programs or material changes to existing programs; and

xi)	ensure succession planning programs are in place, including programs to train and develop management.

C.	Strategy and Plans

The Board has the responsibility to:

i)	adopt and periodically review a strategic planning process for the Company;

ii)	participate with management in the development of, and annually approve a strategic plan for, the Company that takes into consideration, among other things, the risks and opportunities of the business;

iii)	approve annual capital and operating budgets that support the Company’s ability to meet its strategic objectives;

iv)	direct management to develop, implement and maintain a reporting system that accurately measures the Company’s performance against its business plans;

v)	approve the entering into, or withdrawing from, lines of business that are, or are likely to be, material to the Company; and

vi)	approve material divestitures and acquisitions.

D.	Financial and Corporate Issues

The Board has the responsibility to:

i)	take reasonable steps to ensure the implementation and integrity of the Company’s internal control and management information systems;

ii)	review and approve the release by management of any materials reporting on the Company’s financial performance or providing guidance on future results to its shareholders and ensure the disclosure accurately and fairly reflects the state of affairs of the Company, and is in accordance with generally accepted accounting principles, including quarterly results press releases and quarterly financial statements, any guidance provided by the Company on future results, Company information circulars, annual information forms, annual reports, offering memorandums and prospectuses;

iii)	declare dividends;

iv)	approve financings, issue and repurchase of common shares, issue of debt securities, listing of common shares and other securities, issue of commercial paper, and related prospectuses; and recommend changes in authorized share capital to shareholders for their approval;

v)	approve the incurring of any material debt by the Company outside the ordinary course of business;

vi)	approve the commencement or settlement of litigation that may have a material impact on the Company; and

vii)	recommend the appointment of external auditors and approve auditors’ fees.

E.	Business and Risk Management

The Board has the responsibility to:

i)	ensure management identifies the principal risks of the Company’s business and implements appropriate systems to manage these risks;

ii)	approve any plans to hedge gold sales; and

iii)	evaluate and assess information provided by management and others about the effectiveness of risk management systems.

F.	Policies and Procedures

The Board has the responsibility to:

i)	approve and monitor, through management, compliance with all significant policies and procedures that govern the Company’s operations;

ii)	consider and implement such changes to the Company’s current policies relating to the representation of women in executive officer positions as may be advisable;

iii)	approve and act as the guardian of the Company’s corporate values, including:

a)	approve and monitor compliance with a Code of Business Conduct and Ethics for the Company and ensure it complies with applicable legal or regulatory requirements, such as relevant securities laws;

b)	require management to have procedures to monitor compliance with the Code of Business Conduct and Ethics and report to the Board through the Audit Committee; and

c)	disclosure of any waivers granted from a provision of the Code of Business Conduct and Ethics in a manner that meets or exceeds regulatory requirements;

iv)	direct management to ensure the Company operates at all times within applicable laws and regulations and to the highest ethical and moral standards; and

v)	periodically review the Company’s Environmental and Sustainability Policy, and the Occupational Health and Safety Policy and regularly review the Company’s Environmental, Health and Safety Reports.

G.	Compliance Reporting and Corporate Communications

The Board has the responsibility to:

i)	ensure the Company has in place effective communication processes with shareholders and other stakeholders and financial, regulatory and other recipients;

ii)	approve and periodically review the Company’s communications policy;

iii)	ensure the Board has measures in place to receive feedback from shareholders;

iv)	approve interaction with shareholders on all items requiring shareholder response or approval;

v)	ensure the Company’s financial performance is adequately reported to shareholders, other security holders and regulators on a timely and regular basis;

vi)	ensure the financial results are reported fairly and in accordance with generally accepted accounting principles;

vii)	ensure the CEO and CFO certify the Company’s annual and interim financial statements, annual and interim MD&A and Annual Information Form, and that the content of the certification meets all legal and regulatory requirements;

viii)	ensure that the CEO:

a)	certifies in writing to the NYSE each year that he or she is not aware of any violation by the Company of NYSE corporate governance listing standards, qualifying the certification to the extent necessary;

b)	promptly notifies the NYSE in writing after any executive officer of the Company becomes aware of any material non-compliance with any applicable provisions of Section 303A (Corporate Governance Rules) of the Listed Company Manual;

c)	submits an interim Written Affirmation each time a change occurs to the Board or any of the committees subject to Section 303A;

ix)	ensure timely reporting of any other developments that have a significant and material effect on the Company; and

x)	report annually to the shareholders on the Board’s stewardship for the preceding year.

IV.	GENERAL LEGAL OBLIGATIONS OF THE BOARD OF DIRECTORS

A.	The Board is responsible for:

i)	directing management to ensure legal requirements have been met, and documents and records have been properly prepared, approved and maintained; and

ii)	recommending changes in the Articles and By-laws, matters requiring shareholder approval, and setting agendas for shareholder meetings.

B.	Ontario law identifies the following as legal requirements for the Board:

i)	act honestly and in good faith with a view to the best interests of the Company, including the duty:

a)	to disclose conflicts of interest;

b)	not to appropriate or divert corporate opportunities;

c)	to maintain confidential information of the Company and not use such information for personal benefit; and

d)	disclose information vital to the business of the Company in the possession of a director;

ii)	exercise the care, diligence and skill that a reasonably prudent individual would exercise in comparable circumstances; and

iii)	act in accordance with the Business Corporations Act (Ontario) and any regulations, by-laws and unanimous shareholder agreement.

SCHEDULE “D”

Forward-Looking Statement Advisory

This circular contains “forward-looking statements” within the meaning of Section 27A of the United States Securities Act of 1933, as amended, Section 21E of the United States Exchange Act of 1934, as amended, the United States Private Securities Litigation Reform Act of 1995 or in releases made by the United States Securities and Exchange Commission, all as may be amended from time to time, and “forward-looking information” under the provisions of applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Goldcorp. Forward-looking statements include, but are not limited to, statements with respect to our positive outlook and ability to continue achieving growth in 2018 and growing net asset value, the timing and amount of estimated future production, costs of production, targeted cost reductions, costs and timing of the development of new deposits, success of exploration activities, timing and cost of construction and expansion projects, anticipated compensation for 2018, including potential increases or decreases in compensation, the composition of our Board and its ability to oversee Goldcorp’s business strategy and compensation programs, safeguard the interests of all shareholders and preserve and enhance shareholder value, and trends regarding the proportion of women at Goldcorp and our commitment to pursuing and developing ongoing diversity initiatives at Goldcorp. Generally, these forward-looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, “believes”, or variations or comparable language of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will”, “occur” or “be achieved” or the negative connotation thereof.

Forward-looking statements are necessarily based upon a number of factors and that, if untrue, could cause our actual results, performance or achievements to be materially different from future results, performance or achievements expressed or implied by such statements. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which we will operate in the future, including the price of gold, anticipated costs and ability to achieve goals. Certain important factors that could cause actual results, performance or achievements to differ materially from those in the forward-looking statements include, among others, changes to our compensation and governance philosophy and objectives, gold price volatility, discrepancies between actual and estimated production, mineral reserves and mineral resources and metallurgical recoveries, mining operational and development risks, litigation risks, regulatory restrictions (including environmental regulatory restrictions and liability), changes in national and local government legislation, taxation, controls or regulations and/or change in the administration of laws, policies and practices, expropriation or nationalization of property and political or economic developments in Canada, the United States and other jurisdictions in which we carry on business, or may carry on business in the future, delays, suspensions or technical challenges associated with capital projects, higher prices for fuel, steel, power, labour and other consumables, currency fluctuations, the speculative nature of gold exploration, the global economic climate, dilution, share price volatility, competition, loss of key employees, additional funding requirements and defective title to mineral claims or property. Although we believe its expectations are based upon reasonable assumptions and has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause our actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements, including but not limited to those factors discussed in the section entitled “Risk Factors” in Goldcorp’s most recent Annual Information Form available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Although we have attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Forward-looking statements contained in this circular are made as of the date of this circular and, accordingly, are subject to change after such date. Except as otherwise indicated by us, these statements do not reflect the potential impact of any non-recurring or other special items or of any disposition, monetization, merger, acquisition, other business combination or other transaction that may be announced or that may occur after the date hereof.

Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans and allowing investors and others to get a better understanding of our operating environment. We do not intend or undertake to publicly update any forward-looking statements that are included in this document, whether as a result of new information, future events or otherwise, except in accordance with applicable securities laws.

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